As filed with the Securities and Exchange Commission on May 7, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fitbit, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3600	20-8920744
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Fitbit, Inc.

405 Howard Street

San Francisco, California 94105

(415) 513-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James Park

President and Chief Executive Officer Fitbit, Inc.

405 Howard Street

San Francisco, California 94105

(415) 513-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cynthia C. Hess, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Andy Missan, Esq. Vice President and General Counsel Fitbit, Inc. 405 Howard Street San Francisco, California 94105 (415) 513-1000	Rezwan D. Pavri, Esq. Richard A. Kline, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$100,000,000	$11,620

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued May 7, 2015

             Shares

CLASS A COMMON STOCK

Fitbit, Inc. is offering              shares of its Class A common stock and the selling stockholders are offering              shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares of Class A common stock. We anticipate that the initial public offering price of our Class A common stock will be between $         and $         per share.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering, with our directors and executive officers and their affiliates holding approximately     %.

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “FIT.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 15.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Fitbit	Proceeds to Selling Stockholders
Per share	$	$	$	$

Total	$	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters the right to purchase up to an additional              shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2015.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	BofA MERRILL LYNCH

BARCLAYS	SUNTRUST ROBINSON HUMPHREY

PIPER JAFFRAY	RAYMOND JAMES	STIFEL	WILLIAM BLAIR

                    , 2015

Daily Activity
Exercise
Nutrition
Sleep
Body Composition
Stress & Well-being
Connected Experience

TRACK
Fitbit platform
CONNECTED HEALTH & FITNESS DEVICES
172.8
fitbit
12:45
4:06PM
35:19.7
135
135
LEARN
DASHBOARD
TRENDS
MOTIVATE
BADGES
CHALLENGES
NOTIFICATIONS
SOCIAL
IMPROVE
PREMIUM SERVICES
PERSONALIZED INSIGHTS
VIRTUAL COACHING

TRACK

LEARN

MOTIVATE

DASHBOARD

TRENDS

BADGES

CHALLENGES

Fitbit platform

CONNECTED HEALTH & FITNESS DEVICES

IMPROVE

NOTIFICATIONS

SOCIAL

PREMIUM SERVICES

PERSONALIZED INSIGHTS

VIRTUAL COACHING

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

Until                     , 2015 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before investing in our Class A common stock.

FITBIT, INC.

Our Mission

Fitbit helps people lead healthier, more active lives by empowering them with data, inspiration, and guidance to reach their goals.

Overview

Fitbit is transforming the way millions of people around the world achieve their health and fitness goals. The Fitbit platform combines connected health and fitness devices with software and services, including an online dashboard and mobile apps, data analytics, motivational and social tools, personalized insights, and virtual coaching through customized fitness plans and interactive workouts. Our platform helps people become more active, exercise more, sleep better, eat smarter, and manage their weight. Fitbit appeals to a large, mainstream health and fitness market by addressing these key needs with advanced technology embedded in simple-to-use products and services. We pioneered the connected health and fitness market starting in 2007, and since then, we have grown into a leading global health and fitness brand. As of March 31, 2015, we have sold over 20.8 million devices since inception. According to The NPD Group, we held the leading position in the U.S. fitness activity tracker market, with a 68% share, by dollars, in 2014.*

The core of our platform is our family of six wearable connected health and fitness trackers. These wrist-based and “clippable” devices automatically track users’ daily steps, calories burned, distance traveled, floors climbed, and active minutes and display real-time feedback to encourage them to become more active in their daily lives. Most of our trackers also measure sleep duration and quality, and our more advanced products track heart rate and GPS-based information such as speed, distance, and exercise routes. Several of our devices also feature deeper integration with smartphones, such as the ability to receive call and text notifications and control music. In addition, we offer a Wi-Fi connected scale that records weight, body fat, and body mass index, or BMI. We dedicate significant resources to developing proprietary sensors, algorithms, and software to ensure that our products have highly accurate measurements, insightful analytics, compact sizes, durability, and long battery lives. We are able to enhance the functionality and features of our connected devices through wireless updates.

Our platform also includes our online dashboard and mobile apps, which wirelessly and automatically sync with our devices. Our platform allows our users to see trends and achievements, access motivational tools such as virtual badges and real-time progress notifications, and connect, support, and compete with friends and family. Our direct connection with our users enables us to provide personalized insights, premium services, and information about new products and services. Premium services include virtual coaching through customized fitness plans and interactive video-based exercise experiences on mobile devices and computers. In addition, we extend the value of our platform through our open application programming interface, or API, which enables third-party developers to create health and fitness apps that interact with our platform. Our open platform and our large community of users, we have established a growing ecosystem that includes thousands of third-party health and fitness apps that connect with our products and enhance the Fitbit experience.

*	See “Industry and Market Data.”

Our platform enables all types of people to get fit their own way, whatever their interests and goals. Our users range from people interested in improving their health and fitness through everyday activities to endurance athletes seeking to maximize their performance. To address this range of needs, we design our devices, apps, and services to be easy to use so that they fit seamlessly into peoples’ daily lives or activities. Our users can sync their Fitbit devices with, and view their dashboard on, their computers and over 150 mobile devices, including iOS, Android, and Windows Phone products. This broad compatibility, combined with our market-leading position, has enabled us to attract what we believe is the largest community of connected health and fitness device users. The size of our user community increases the likelihood that our users will be able to find and engage with friends and family, creating positive network effects that reinforce our growth and user retention. In addition, data from our large community enables us to enhance our product features, provide improved insights, and offer more valuable guidance for our users.

We have rapidly grown to become a leading global health and fitness brand. We sell our products in over 45,000 retail stores and in more than 50 countries, through our retailers’ websites, through our online store at Fitbit.com, and as part of our corporate wellness offering. Our broad distribution and market-leading connected health and fitness platform have driven significant growth since our founding. In 2011, 2012, 2013, and 2014, we had revenue of $14.5 million, $76.4 million, $271.1 million, and $745.4 million, respectively, net income (loss) of $(4.3) million, $(4.2) million, $(51.6) million, and $131.8 million, respectively, and adjusted EBITDA of $(4.0) million, $(2.4) million, $79.0 million, and $191.0 million, respectively. For the three months ended March 31, 2014 and 2015, we had revenue of $108.8 million and $336.8 million, respectively, net income of $8.9 million and $48.0 million, respectively, and adjusted EBITDA of $42.0 million and $93.4 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss). The number of devices we sold grew from 0.2 million in 2011, to 1.3 million in 2012, to 4.5 million in 2013, and to 10.9 million in 2014, and from 1.6 million in the three months ended March 31, 2014 to 3.9 million in the three months ended March 31, 2015. We also had 0.6 million, 2.6 million, 6.7 million, and 9.5 million paid active users as of December 31, 2012, 2013, and 2014, and March 31, 2015, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding devices sold and paid active users.

Powerful Trends Driving Our Market

Several powerful trends are driving the growth of the connected health and fitness market:

•

Individuals and employers are increasingly focused on health and fitness. A variety of factors, such as changing consumer lifestyles and demographics, combined with rising healthcare costs and employers’ increased emphasis on productivity, are leading individuals and employers to increasingly focus on health and fitness. Based on information from industry sources, we estimate consumers spent over $200 billion in 2014 on health and fitness services, such as gym and health club memberships, commercial weight management services, and consumer health products, such as weight management products and dietary supplements. In addition, IBISWorld estimates that the corporate wellness industry will grow from $7.4 billion in 2014 to $10.4 billion in 2018 in the United States.*

•

Advances in technology have enabled the emergence of connected devices. Recent technological advances in sensors, lower power components, and longer-life batteries, combined with the introduction of wireless standards, such as Bluetooth low energy, have enabled the emergence of connected devices that are smaller, more power-efficient, track a broader range of biometric data, and fit a wide range of consumer preferences.

•

Mobile devices have become the preferred platform for accessing information. Mobile devices have become the preferred platform for people to access information and manage their lives, as well as the primary hub to connect a variety of consumer devices. According to Gartner, by 2018 more than 50% of users will go to a tablet or smartphone first for all online activities.*

•

More individuals are turning to technology solutions to improve health and fitness. Individuals are increasingly using mobile apps and other software to improve health and fitness, allowing consumers to directly manage and track their health and fitness in unprecedented ways. According to The NPD Group, over 25% of U.S. consumers reported using a fitness app on their smartphone.*

Our Market Opportunity

According to International Data Corporation, or IDC, consumer spend on the wearable devices market is growing faster than on any segment in the global consumer electronics market.* In 2014, shipments of wearable

*	See “Industry and Market Data.”

devices more than tripled compared to the prior year, reaching a total of 21.0 million units shipped.* IDC expects the market for wearable devices will reach 114.0 million units shipped in 2018, representing a $33.7 billion worldwide revenue opportunity.* We believe that we have been one of the drivers of the growth of the wearable devices market, and that the future growth of this market represents a significant opportunity for us. Further, as we continue to expand our platform and as consumers increasingly view our connected health and fitness products and services as an alternative or complement to other health and wellness activities, we believe there is an opportunity to extend our addressable market to the broader health and fitness market. Based on information from industry sources, we estimate this market represents an over $200 billion opportunity and includes consumer spend on health and fitness services, such as gym and health club memberships, commercial weight management services, and consumer health products, such as weight management products and dietary supplements. The broader health and fitness market, however, presents several challenges to overcome before we are able to take advantage of this opportunity, including competition from larger, more established traditional health and fitness companies, uncertainty as to whether consumers will adopt our products and services as an alternative or complement to other health and wellness activities, and our relative lack of experience selling other products and services.

Our Solution—The Fitbit Platform

Our leading connected health and fitness platform is designed to enable our users to improve their health and fitness by:

•

Tracking activities through our connected health and fitness devices. We empower users to live healthier, more active lifestyles by both tracking the information that matters most to them and providing them with real-time feedback. Our connected health and fitness devices span multiple styles, form factors, and price points, addressing the needs of everyone—from people simply looking to get fit by increasing their activity levels to endurance athletes seeking to maximize their performance.

•

Learning through our online dashboard and mobile apps. We offer our users a personalized online dashboard and mobile apps that sync automatically with our connected health and fitness devices and provide our users with a wide range of information and analytics, such as charts and graphs of their progress and the ability to log caloric intake.

•

Staying motivated through social features, notifications, challenges, and virtual badges. Our products help millions of users achieve their goals both individually and within the community that they choose. We motivate users by delivering real-time feedback including notifications, leaderboard and challenge updates, and virtual badges. Users can choose to share some or all of their health and fitness information on an opt-in basis with friends, family, and other parties, with third-party apps, and through social networks.

•

Improving health and fitness through goal-setting, personalized insights, premium services, and virtual coaching. We believe our platform assists users in changing their daily behavior, such as eating healthier foods or going for a run or walking more to reach a goal or win a challenge. We also offer premium services on a subscription basis that provide personalized insights and virtual coaching through customized fitness plans and interactive video-based exercise experiences on mobile devices and computers.

Our Competitive Strengths—What Sets Us Apart

We believe the following strengths will allow us to maintain and extend our leadership position:

•	Leading market position and global brand. Our singular focus on building a connected health and fitness platform, coupled with our leading market share, has led to our brand becoming synonymous with the connected health and fitness category. According to The NPD Group, Fitbit devices were the highest selling fitness activity trackers in the United States in 2014, with a 68% share of the U.S. fitness activity tracker market, by dollars, up from 58% in 2013.*

•

Broad range of connected health and fitness devices. We believe everyone’s approach to fitness is different, so we offer our users a range of connected health and fitness devices spanning multiple styles, form factors, and price points to allow people to find the devices that fit their lifestyles and goals.

•

Advanced, purpose-built hardware and software technologies. Our connected health and fitness devices leverage industry-standard technologies, such as Bluetooth low energy, as well as proprietary technologies, such as our PurePulse continuous heart rate tracking, and our algorithms that more accurately measure and analyze user health and fitness metrics. Our online and mobile apps provide in-depth analysis and guidance and our highly-scalable cloud infrastructure enables millions of users around the world to engage with our platform in real-time.

•

Broad mobile compatibility and open API. Our broad mobile compatibility and open API enable a large and growing health and fitness ecosystem that provides additional value to our existing users and extends our reach to potential new users. Our users can sync their Fitbit devices with, and view their online dashboard on, their computers and over 150 mobile devices, including iOS, Android, and Windows Phone products, which has enabled us to build what we believe is the largest community of connected health and fitness device users.

•

Broad and differentiated go-to-market strategy. We sell our products in over 45,000 retail stores and in more than 50 countries, through our retailers’ websites, through our online store at Fitbit.com, and as part of our corporate wellness offering. We believe the breadth and depth of our established selling channels and prominent presence in retail stores are unmatched in the connected health and fitness category and would be difficult for a competitor to replicate.

•

Large and growing community and powerful network effects. The total number of registered users on our platform has grown from 1.1 million as of December 31, 2012, to 4.5 million as of December 31, 2013, to 14.6 million as of December 31, 2014, and to 19.0 million as of March 31, 2015. As our community of users continues to grow, we will develop a deeper understanding of our users and expect to deliver additional value to them through more detailed insights and analysis.

•

Direct relationship and continuous communication with our users. The connectivity of our devices allows us to better understand our users’ health and fitness goals and communicate the most relevant analysis, features, advice, and content to them throughout the day with our online dashboard, mobile apps, emails, and notifications.

Our Growth Strategy

We intend to maintain and extend our position as the leading platform for connected health and fitness. Key elements of our growth strategy include:

•

Continue to introduce innovative products. We will continue to develop the world’s most innovative and diverse connected health and fitness devices and we plan to continue to make significant investments in research and development to further strengthen our platform through both internally-developed and acquired technologies.

•

Introduce new features and services. We will continue to introduce innovative new features and services to increase user engagement and revenue. For example, we acquired FitStar in March 2015 to enhance our software and services offerings through interactive video-based exercise experiences on mobile devices and computers.

*	See “Industry and Market Data.”

•

Expand brand awareness and drive sales of our products and services. We intend to increase our marketing efforts to further expand global awareness of our brand and drive greater sales of our products and services.

•

Increase global distribution through select new channels. We believe that international markets represent a significant growth opportunity for us and we intend to expand sales of our products and services globally through select retailers and strategic partnerships.

•

Further penetrate the corporate wellness market. We intend to increase our focus on building relationships with employers and wellness providers and increase revenue through employee wellness programs.

Our Devices

We believe everyone’s approach to fitness is different, so we have created products with a wide variety of styles, sizes, features, and price points.

•

Fitbit Zip is our entry-level wireless activity tracker that allows users to track the most important daily activity statistics such as steps, distance, calories burned, and active minutes. Fitbit Zip has a U.S. manufacturer’s suggested retail price, or U.S. MSRP, of $59.95.

•

Fitbit One is a more advanced clippable wireless tracker that tracks stairs climbed and sleep in addition to daily steps, distance, calories burned, and active minutes. Fitbit One has a U.S. MSRP of $99.95.

•	Fitbit Flex is our first wristband-style tracker, with a sleek and stylish design, that tracks steps, distance, calories burned, active minutes, and sleep. Fitbit Flex has a U.S. MSRP of $99.95.

•	Fitbit Charge is a wireless activity and sleep wristband that tracks steps, distance, calories burned, active minutes, floors climbed, and sleep. Fitbit Charge has a U.S. MSRP of $129.95.

•

Fitbit Charge HR is a wireless heart rate and activity wristband that has all the features available on the Fitbit Charge and also includes our proprietary PurePulse heart rate tracking technology. Fitbit Charge HR has a U.S. MSRP of $149.95.

•	Fitbit Surge is our fitness “super watch” that combines popular features of a GPS watch, heart rate tracker, activity tracker, and smartwatch. Fitbit Surge has a U.S. MSRP of $249.95.

•	Fitbit Aria is our Wi-Fi connected scale that tracks weight, body fat percentage, and BMI. Fitbit Aria has a U.S. MSRP of $129.95.

We also sell various accessories, such as colored bands and clips for our devices, charging cables, and Fitbit apparel. These accessories are offered at U.S. MSRPs ranging from $4.95 to $195.00.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We operate in a highly competitive market;

•	We must be able to anticipate and satisfy consumer preferences in a timely manner;

•	We must successfully develop and timely introduce new products and services or enhance existing products and services;

•	We must be able to accurately forecast consumer demand for our products and services and adequately manage our inventory;

•	Our quarterly operating results or other operating metrics may fluctuate significantly;

•	We rely on a limited number of third-party suppliers, contract manufacturers, and logistics providers over which we have limited control;

•	The market for connected health and fitness devices is still in the early stages of growth and may not continue to develop;

•	An economic downturn or economic uncertainty may adversely affect demand for our products and services;

•

Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims;

•

We recalled one of our products, the Fitbit Force, in March 2014, due to reports of allergic reactions, which exposed us to U.S. Consumer Product Safety Commission, or CPSC, proceedings and private litigation;

•	Material disruption or breach of our information technology systems or those of third-parties could materially damage user and business partner relationships; and

•

The dual class structure of our common stock will have the effect of concentrating voting control with certain stockholders, including our directors, executive officers, and significant stockholders who will hold in the aggregate     % of the voting power of our capital stock following the completion of this offering, which will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Corporate Information

We were incorporated in Delaware in March 2007 as Healthy Metrics Research, Inc. We changed our name to Fitbit, Inc. in October 2007. Our principal executive offices are located at 405 Howard Street, San Francisco, California 94105, and our telephone number is (415) 513-1000. Our website address is Fitbit.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise indicated, the terms “Fitbit,” “the company,” “we,” “us,” and “our” refer to Fitbit, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Fitbit, the Fitbit logo, Fitbit Zip, Fitbit One, Fitbit Flex, Fitbit Charge, Fitbit Charge HR, Fitbit Surge, Fitbit Aria, PurePulse, and our other registered or common law trade names, trademarks, or service marks appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.0 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Over-allotment option offered by us and by the selling stockholders	shares (with shares of Class A common stock being offered by us and shares of Class A common stock being offered by the selling stockholders)

Class A common stock to be outstanding after this offering	shares ( shares if the over-allotment option is exercised in full)

Class B common stock to be outstanding after this offering	shares ( shares if the over-allotment option is exercised in full)

Total Class A and Class B common stock to be outstanding after this offering	shares ( shares if the over-allotment option is exercised in full)

Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, including research and development and sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to invest in or acquire complementary businesses, products, services, technologies, or other assets. See the section titled “Use of Proceeds” for additional information.

Voting rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of twelve years from the date of this prospectus or the date the holders of a majority of our Class B common stock elect to convert the Class B common stock to Class A common stock. The holders of our outstanding Class B common stock will hold     % of the voting power of our outstanding capital stock following this offering, with our directors and executive officers and their affiliates holding     % in the aggregate. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Proposed New York Stock Exchange symbol	“FIT”

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon no shares of our Class A common stock and 121,508,763 shares of our Class B common stock outstanding as of March 31, 2015 (prior to the automatic conversion of                  shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•

31,619,974 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of March 31, 2015, with a weighted-average exercise price of $3.29 per share;

•

1,471,063 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after March 31, 2015, with a weighted-average exercise price of $18.85 per share;

•	194,423 shares of our Class B common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of March 31, 2015;

•

1,303,328 shares of our Class B common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of March 31, 2015, with a weighted-average exercise price of $0.89 per share; and

•	8,397,398 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

¡

5,897,398 shares of Class B common stock reserved for future issuance under our Amended and Restated 2007 Stock Plan, as amended, or 2007 Plan, as of March 31, 2015 (which reserve does not reflect the options to purchase shares of Class B common stock granted after March 31, 2015); and

¡	2,500,000 shares of Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or 2015 ESPP, which will become effective on the date of this prospectus.

Any remaining shares available for issuance under our 2007 Plan will become reserved for future issuance as Class A common stock under our 2015 Equity Incentive Plan, or 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus, and we will cease granting awards under the 2007 Plan. Our 2015 Plan and 2015 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes:

•

the amendment to our amended and restated certificate of incorporation in                     2015 to redesignate our outstanding common stock as Class B common stock and create a new class of Class A common stock to be offered and sold in this offering and to effect a             -for-             split of our capital stock;

•

the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into an aggregate of 93,234,322 shares of our Class B common stock immediately prior to the completion of this offering;

•

the conversion of all outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase the same number of shares of Class B common stock immediately prior to the completion of this offering;

•	the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering;

•

the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•

no exercise by the underwriters of their option to purchase up to an additional                     shares of our Class A common stock from us and                     shares of our Class A common stock from the selling stockholders in this offering to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We derived the summary consolidated statements of operations data for 2012, 2013, and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the summary consolidated balance sheet data as of March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of or For the Year Ended December 31,			As of or For the Three Months Ended March 31,
	2012	2013(1)	2014(1)	2014(1)	2015(1)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$76,373	$271,087	$745,433	$108,815	$336,754
Cost of revenue(2)	49,733	210,836	387,776	64,046	167,545

Gross profit	26,640	60,251	357,657	44,769	169,209

Operating expenses:
Research and development(2)	16,210	27,873	54,167	9,088	22,426
Sales and marketing(2)	10,237	26,847	112,005	11,273	43,867
General and administrative(2)	3,968	14,485	33,556	8,617	12,981

Total operating expenses	30,415	69,205	199,728	28,978	79,274

Operating income (loss)	(3,775)	(8,954)	157,929	15,791	89,935
Interest and other income (expense), net	(150)	(4,731)	(18,156)	(1,628)	(13,544)

Income (loss) before income taxes	(3,925)	(13,685)	139,773	14,163	76,391
Income tax expense	291	37,937	7,996	5,291	28,394

Net income (loss)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997

Net income (loss) per share attributable to common stockholders(3):
Basic	$(0.17)	$(1.98)	$1.05	$0.06	$0.39

Diluted	$(0.17)	$(1.98)	$0.94	$0.06	$0.33

Pro forma net income per share attributable to common stockholders(3):
Basic			$1.21		$0.48

Diluted			$1.07		$0.41

Other Data:
Devices sold(4)	1,279	4,476	10,904	1,575	3,866
Paid active users(5)	558	2,570	6,700	3,867	9,517
Adjusted EBITDA(6)	$(2,401)	$79,049	$191,042	$42,028	$93,383

(1)

In March 2014, we recalled the Fitbit Force. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fitbit Force Product Recall” for additional information. The recall, which primarily affected our results for the fourth quarter of 2013 and the first quarter of 2014, had the following effect on our income (loss) before income taxes:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Reduction of revenue	$(30,607)	$(8,112)	$(11,561)	$—
Incremental (benefit to) cost of revenue	51,205	11,339	10,602	(2,040)

Impact on gross profit	(81,812)	(19,451)	(12,163)	2,040
Incremental general and administrative expenses (benefit)	2,838	3,389	2,876	(142)

Impact on income (loss) before income taxes	$(84,650)	$(22,840)	$(25,039)	$2,182

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
Cost of revenue	$15	$37	$890	$59	$446
Research and development	62	288	2,350	92	1,879
Sales and marketing	29	204	1,295	63	1,307
General and administrative	26	91	2,269	100	1,271

Total	$132	$620	$6,804	$314	$4,903

(3)

See notes 2, 3, and 15 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net income (loss) per share attributable to common stockholders, basic and diluted, and pro forma net income per share attributable to common stockholders, basic and diluted.

(4)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Devices Sold” for more information.
(5)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Paid Active Users” for more information.
(6)

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. See the section titled “Selected Consolidated Financial and Other Data—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss).

	As of March 31, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(4)	$237,849	$237,849	$
Working capital(4)	174,813	174,813
Total assets(4)	669,349	669,349
Total long-term debt(4)	159,611	159,611
Redeemable convertible preferred stock warrant liability	26,132	—
Redeemable convertible preferred stock	67,814	—
Retained earnings	115,239	115,239
Total stockholders’ equity	141,906	235,852

(1)

The pro forma column reflects (a) the redesignation of our outstanding common stock as Class B common stock in                  2015, (b) the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into shares of our Class B common stock, (c) the automatic conversion of the convertible preferred stock warrants to Class B common stock warrants, and the resulting remeasurement and assumed reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, and (d) the filing and effectiveness of our restated certificate of incorporation.

(2)

The pro forma as adjusted column reflects the items described in footnote (1) and the receipt of $         million in net proceeds from our sale of             shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, which is

the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

(3)

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of our initial public offering that will be determined at pricing.

(4)

Subsequent to March 31, 2015, we repaid $160.0 million of our long-term debt from our cash and cash equivalents. As a result, the long-term debt that would have been classified as long-term debt, less current portion, that was repaid was classified as long-term debt, current portion, on our consolidated balance sheet as of March 31, 2015.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, operating results, financial condition, or prospects could be materially and adversely affected by any of these risks and uncertainties. If any of these risks actually occurs, the trading price of our Class A common stock could decline and you might lose all or part of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business

We operate in a highly competitive market. If we do not compete effectively, our prospects, operating results, and financial condition could be adversely affected.

The connected health and fitness devices market is highly competitive, with companies offering a variety of competitive products and services. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The connected health and fitness devices market has a multitude of participants, including specialized consumer electronics companies, such as Garmin, Jawbone, and Misfit, and traditional health and fitness companies, such as adidas and Under Armour. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple, Google, LG, Microsoft, and Samsung. For example, Apple has recently introduced the Apple Watch smartwatch, with broad-based functionalities, including some health and fitness tracking capabilities. We also compete with a wide range of stand-alone health and fitness-related mobile apps that can be purchased or downloaded through mobile app stores. We believe many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, contract manufacturers, and channel partners, greater brand recognition, ability to leverage app stores which they may operate, and greater financial, research and development, marketing, distribution, and other resources than we do. Our competitors and potential competitors may also be able to develop products or services that are equal or superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products and services in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be adversely affected.

If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of connected health and fitness devices or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, our newer products and services that have additional features, such as the Fitbit Charge, Fitbit Charge HR, and Fitbit Surge, may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our connected health and fitness devices, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

If we are unable to successfully develop and timely introduce new products and services or enhance existing products and services, our business may be adversely affected.

We must continually develop and introduce new products and services and improve and enhance our existing products and services to maintain or increase our sales. The success of new or enhanced products and services may depend on a number of factors including, anticipating and effectively addressing consumer preferences and demand, the success of our sales and marketing efforts, timely and successful research and development, effective forecasting and management of product demand, purchase commitments, and inventory levels, effective management of manufacturing and supply costs, and the quality of or defects in our products.

The development of our products and services is complex and costly, and we typically have several products and services in development at the same time. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced products and services. Problems in the design or quality of our products or services may also have an adverse effect on our brand, business, financial condition, and operating results. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products and services could be affected by many factors, including an increase or decrease in customer demand for our products and services or for products and services of our competitors, product and service introductions by competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. Due to the recent rapid growth in demand for our connected health and fitness devices, and particularly in connection with new product introductions, we face challenges acquiring adequate and timely supplies of our products to satisfy the levels of demand, which we believe negatively affects our revenue. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory, either directly or with our contract manufacturers or logistics providers to satisfy short-term demand increases. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength of our brand. Conversely, if we underestimate customer demand for our products and services, our contract manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenue and operating results.

Our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our Class A common stock to decline.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. We expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	the level of demand for our connected health and fitness devices and our ability to maintain or increase the size and engagement of our community of users;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our market;

•	the mix of products sold in a quarter;

•	the continued market acceptance of, and the growth of the market for, connected health and fitness devices;

•	pricing pressure as a result of competition or otherwise;

•	delays or disruptions in our supply, manufacturing, or distribution chain;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue or increased costs, or both;

•	seasonal buying patterns of consumers;

•	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	insolvency, credit, or other difficulties faced by our distributors and retailers, affecting their ability to purchase or pay for our products;

•	insolvency, credit, or other difficulties confronting our suppliers, contract manufacturers, or logistics providers leading to disruptions in our supply or distribution chain;

•	levels of product returns, stock rotation, and price protection rights;

•	adverse litigation judgments, settlements, or other litigation-related costs;

•	changes in the legislative or regulatory environment, such as with respect to privacy, information security, health and wellness devices, consumer product safety, and advertising;

•	product recalls, regulatory proceedings, or other adverse publicity about our products;

•	fluctuations in foreign exchange rates;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We rely on a limited number of suppliers, contract manufacturers, and logistics providers, and each of our products is manufactured by a single contract manufacturer.

We rely on a limited number of suppliers, contract manufacturers, and logistics providers. In particular, we use contract manufacturers located in Asia, and each of our products is manufactured by a single contract manufacturer. Flextronics is our primary contract manufacturer and is currently the sole manufacturer of the majority of our devices. Our reliance on sole contract manufacturers for each of our products increases our risks since we do not currently have any alternative or replacement manufacturers. In the event of an interruption from a contract manufacturer, we may not be able to develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, these risks could materially and adversely affect our business if one of our contract manufacturers is impacted by a natural disaster or other interruption at a particular location because each of our contract manufacturers produces our products from a single location. In addition, some of our suppliers, contract manufacturers, and logistics providers may have more established relationships with our competitors and potential competitors, and as a result of such relationships, such suppliers, contract manufacturers, and logistics providers may choose to limit or terminate their relationship with us.

If we experience significantly increased demand, or if we need to replace an existing supplier, contract manufacturer, or logistics provider, we may be unable to supplement or replace such supply, contract manufacturing, or logistics capacity on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, for certain of our products, it may take a significant amount of time to identify a contract manufacturer that has the capability and resources to build the product to our specifications in sufficient volume. Identifying suitable suppliers, contract manufacturers, and logistics providers is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any key supplier, contract manufacturer, or logistics provider could adversely impact our revenue and operating results.

We have limited control over our suppliers, contract manufacturers, and logistics providers, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantity.

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:

•	inability to satisfy demand for our products;

•	reduced control over delivery timing and product reliability;

•	reduced ability to oversee the manufacturing process and components used in our products;

•	reduced ability to monitor compliance with our product manufacturing specifications;

•

reduced ability to develop comprehensive manufacturing specifications that take into account materials shortages, materials substitutions, and variance in the manufacturing capabilities of our third-party contract manufacturers;

•	price increases;

•	the failure of a key supplier, contract manufacturer, or logistics provider to perform its obligations to us for technical, market, or other reasons;

•	difficulties in establishing additional contract manufacturing relationships if we experience difficulties with our existing contract manufacturers;

•	shortages of materials or components;

•	misappropriation of our intellectual property;

•

exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

•	changes in local economic conditions in countries where our suppliers, contract manufacturers, or logistics providers are located;

•

the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

•	insufficient warranties and indemnities on components supplied to our contract manufacturers.

If there are defects in the manufacture of our products by our contract manufacturers, we may face negative publicity, government investigations, and litigation and we may not be fully compensated by our contract manufacturers for any financial or other liability that we suffer as a result.

Because many of the key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain.

Many of the key components used to manufacture our products come from limited or sole sources of supply. Our contract manufacturers generally purchase these components on our behalf, subject to certain approved supplier lists, and we do not have any long-term arrangements with our suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced and may in the future experience component shortages, and the predictability of the availability of these components may be limited. While component shortages have historically been immaterial, they could be material in the future. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled product deliveries to our customers and users. This could harm our relationships with our channel partners and users and could cause delays in shipment of our products and adversely affect our operating results. In addition, increased component costs could result in lower gross margins. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products and services to our customers and users.

The market for connected health and fitness devices is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business and operating results would be harmed.

The market for connected health and fitness devices is relatively new and unproven, and it is uncertain whether connected health and fitness devices will sustain high levels of demand and wide market acceptance. Our success will depend to a substantial extent on the willingness of people to widely adopt these products and services. In part, adoption of our products and services will depend on the increasing prevalence of connected health and fitness devices as well as new entrants to the connected health and fitness device market to raise the profile of both the market as a whole and our own platform. Our connected health and fitness devices have largely been used to measure and track activities such as walking, running, and sleeping. However, they have not been as widely adopted for other sports, exercise, and activities such as cycling, skiing, and swimming for which other niche products are more often used. Furthermore, some individuals may be reluctant or unwilling to use connected health and fitness devices because they have concerns regarding the risks associated with data privacy and security. If the wider public does not perceive the benefits of our connected health and fitness devices or chooses not to adopt them as a result of concerns regarding privacy or data security or for other reasons, then the market for these products and services may not further develop, it may develop more slowly than we expect, or it may not achieve the growth potential we expect it to, any of which would adversely affect our operating results. The development and growth of this relatively new market may also prove to be a short-term trend.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

Our current and future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand.

We sell complex products and services that could contain design and manufacturing defects in their materials, hardware, and firmware. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations or cause injuries to users. Although we extensively and rigorously test new and enhanced products and services before their release, there can be no assurance we will be able to detect, prevent, or fix all defects.

Failure to detect, prevent, or fix defects could result in a variety of consequences including greater number of returns of products than expected from users and retailers, regulatory proceedings, product recalls, and litigation, which could harm our revenue and operating results. We generally provide a 45-day right of return for purchases through Fitbit.com and a 12-month warranty on all of our products, except in the European Union, where we provide a two-year warranty on all of our products. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. As of December 31, 2014, our reserves for warranty claims were $20.1 million, or 3% of our revenue for 2014. Moreover, we offer limited stock rotation rights and price protection to our distributors. If we experience greater returns from retailers or users in excess of our reserves, our business and operating results could be harmed. In addition, any negative publicity related to the perceived quality and safety of our products could also affect our brand and decrease demand for our products and services, and adversely affect our operating results and financial condition.

Furthermore, our products are used to track and display various information about users’ activities, such as daily steps taken, calories burned, distance traveled, floors climbed, active minutes, sleep duration and quality, and heart rate and GPS-based information such as speed, distance, and exercise routes. If our products fail to provide accurate measurements and data to our users, or if there are reports of inaccurate measurements, we may become the subject of negative publicity and our brand, operating results, and business could be harmed.

We recalled the Fitbit Force in March 2014. The recall has exposed us to CPSC regulatory proceedings and extensive litigation in various jurisdictions, including multi-jurisdiction complex federal and state class action and personal injury claims, which required significant management attention and disrupted our business operations, and adversely affected our financial condition, operating results, and our brand.

In March 2014, we recalled one of our products, the Fitbit Force, after some of our users experienced allergic reactions to adhesives in the wristband. These reactions included skin irritation, rashes, and blistering. The recall had a negative impact on our operating results, primarily in our fourth quarter of 2013 and the first quarter of 2014. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fitbit Force Product Recall” for additional information regarding the financial impact of the recall on our historical operating results. We have provided and are continuing to provide full refunds to consumers who return the Fitbit Force. Users may also exchange their Fitbit Force for a Fitbit Charge. If returns of the Fitbit Force or other costs related to the recall are higher than anticipated, we will be required to increase our reserves related to the recall which would negatively impact our operating results in the future.

The recall is being conducted in conjunction with the CPSC, which has been monitoring recall effectiveness and compliance. In addition to the financial impacts discussed elsewhere in this prospectus, this recall requires us to provide a significant amount of information to the CPSC and to continue to provide reports on an ongoing basis, which takes significant time and internal and external resources. Because the Fitbit Force was primarily sold in the United States, we have not had inquiries from any similar foreign regulatory agencies.

A large number of lawsuits, including multi-jurisdiction complex federal and state class action and personal injury claims, were filed against us relating to the Fitbit Force. We have also had several consumers bring lawsuits relating to our Fitbit Flex product. These litigation matters have required significant attention of our management and resources and disrupted the ordinary course of our business operations. While we have settled all of the class action lawsuits, a number of personal injury claims remain outstanding. While we do not believe that these on-going legal proceedings relating to the Fitbit Force or Fitbit Flex are material, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings and these actions or other third-party claims against us will result in the diversion of management time and attention from other aspects of our business and may cause us to incur substantial litigation or settlement costs.

In addition, the CPSC conducted an investigation into the Fitbit Flex and, although it did not find a substantial product hazard in the Fitbit Flex, there can be no assurances that product hazards or other defects will not be found in the future with respect to the Fitbit Flex or our other products. The Fitbit Force product recall, regulatory proceedings, and litigation have had and may continue to have, and any future recalls, regulatory proceedings, and litigation could have an adverse impact on our financial condition, operating results, and brand. Furthermore, because of the global nature of our product sales, in the event we experience defects with respect to products sold outside the United States, we could become subject to recalls, regulatory proceedings, and litigation by foreign governmental agencies and private litigants, which could significantly increase the costs of managing any product issues. Any ongoing and future regulatory proceedings or litigation, regardless of their merits, could further divert management’s attention from our operations and result in substantial legal fees and other costs.

There have been recent reports of small numbers of users of some of our newer products experiencing skin irritations, which could result in additional negative publicity or otherwise harm our business.

Due to the nature of some of our wearable devices, some users have had in the past and may in the future experience skin irritations or other biocompatibility issues not uncommon with jewelry or other wearable products that stay in contact with skin for extended periods of time. Recently, there have been news reports of some users of Fitbit Charge, Fitbit Charge HR, and Fitbit Surge experiencing skin irritations. This negative publicity could harm sales of our products and also adversely affect our relationships with retailers that sell our products, including causing them to be reluctant to continue to sell our products. In addition, if large numbers of users experience these problems, we could be subject to inquiries from the CPSC or other U.S. or foreign regulatory agencies and face personal injury or class action litigation, any of which could have a material adverse impact on our business, financial condition, and operating results.

Any material disruption or breach of our information technology systems, such as the five-hour outage we experienced during the peak holiday season in December 2014, or those of third-party partners could materially damage user and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, viruses, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed which could—especially if the disruption or slowdown occurred during the holiday season—result in delays in the delivery of products to stores and users or lost sales, which could reduce demand for our merchandise, harm our brand and reputation, and cause our revenue to decline. For example, during the peak holiday season in December 2014, we suffered an approximately five-hour outage of our information systems due to high levels of platform usage, which rendered us unable to process and support new users signing onto our platform during that time. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

We collect, store, process, and use personal information and other customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, store, process, and use personal information and other user data, and we rely on third parties that are not directly under our control to do so as well. Our users’ health and fitness-related data and other highly personal information may include, among other information, names, addresses, phone numbers, email addresses, payment account information, height, weight, and biometric information such as heart rates, sleeping patterns, GPS-based location, and activity patterns. Due to the volume and sensitivity of the personal information and data we manage and the nature of our products, the security features of our platform and information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their Fitbit data were to experience a breach of systems compromising our users’ sensitive data, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Our users may also accidentally disclose or lose control of their passwords, creating the perception that our systems are not secure against third-party access. Additionally, if third parties we work with, such as vendors or developers, violate applicable laws, agreements, or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. While we maintain insurance coverage that, subject to policy terms and conditions and a significant self-insured retention, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the continually evolving area of cyber risk.

Our success depends on our ability to maintain our brand. If events occur that damage our brand, our business and financial results may be harmed.

Our success depends on our ability to maintain the value of the “Fitbit” brand. The “Fitbit” name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts, our ability to provide consistent, high quality products and services, and our ability to successfully secure, maintain, and defend our rights to use the “Fitbit” and other trademarks important to our brand. Our brand could be harmed if we fail to achieve these objectives or if our public image or brand were to be tarnished by negative publicity. For example, there has been recent media coverage of some of the users of our products reporting skin irritation. We also believe that our reputation and brand may be harmed if we fail to maintain a consistently high level of customer service. Maintaining, protecting, and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to successfully maintain, promote, and position our brand and protect our reputation or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected.

The failure to effectively manage the introduction of new or enhanced products may adversely affect our operating results.

We must successfully manage introductions of new or enhanced products. Introductions of new or enhanced products could adversely impact the sales of our existing products to retailers and consumers. For instance, retailers often purchase less of our existing products in advance of new product launches. Moreover, consumers may decide to purchase new or enhanced products instead of existing products. This could lead to excess inventory and discounting of our existing products. In addition, we have historically incurred higher levels of sales and marketing expenses accompanying each product introduction. Accordingly, if we fail to effectively manage introductions of new or enhanced products, our operating results would be harmed.

We depend on retailers and distributors to sell and market our products, and our failure to maintain and further develop our sales channels could harm our business.

We primarily sell our products through retailers and distributors and depend on these third-parties to sell and market our products to consumers. Any changes to our current mix of retailers and distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. Our sales depend, in part, on retailers adequately displaying our products, including providing attractive space and point of purchase, or POP, displays in their stores, and training their sales personnel to sell our products. If our retailers and distributors are not successful in selling our products, our revenue would decrease and we could experience lower gross margin due to product returns or price protection claims. Our retailers also often offer products and services of our competitors in their stores. In addition, our success in expanding and entering into new markets internationally will depend on our ability to establish relationships with new retailers and distributors. We also sell and will need to continue to expand our sales through online retailers, such as Amazon.com. If we do not maintain our relationship with existing retailers and distributors or develop relationships with new retailers and distributors our ability to sell our products and services could be adversely affected and our business may be harmed.

In 2014 and for the three months ended March 31, 2015, our five largest retailers and distributors accounted for approximately 49% and 54% of our revenue, respectively. Of these retailers and distributors, Wynit Distribution, Best Buy, and Amazon.com accounted for approximately 13%, 12%, and 11% of our revenue for 2014, respectively, and approximately 19%, 10%, and 11% of our revenue for the three months ended March 31, 2015, respectively. Accordingly, the loss of a small number of our large retailers and distributors, or the reduction in business with one or more of these retailers and distributors, could have a significant adverse impact on our operating results. While we have agreements with these large retailers and distributors, these agreements do not require them to purchase any meaningful amount of our products.

Consolidation of retailers or concentration of retail market share among a few retailers may increase and concentrate our credit risk and impair our ability to sell products.

The wearable, fitness, and electronics retail markets in some countries are dominated by a few large retailers with many stores. These retailers have in the past increased their market share and may continue to do so in the future by expanding through acquisitions and construction of additional stores. These situations concentrate our credit risk with a relatively small number of retailers, and, if any of these retailers were to experience a shortage of liquidity, it would increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular country or region increases the risk that if any one of them substantially reduces their purchases of our connected health and fitness devices, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales. Any reduction in sales by our retailers would adversely affect our revenue, operating results, and financial condition.

The insolvency, credit problems, or other financial difficulties confronting our retailers and distributors could expose us to financial risk.

Some of our retailers and distributors have experienced financial difficulties in the past. The insolvency, credit problems, or other financial difficulties confronting our retailers and distributors could expose us to financial risk. Financial difficulties of our retailers and distributors could impede their effectiveness and also expose us to risks if they are unable to pay for the products they purchase from us. The difficulties of retailers and distributors may also lead to price cuts of our products and adverse effects on our brand and operating results. Any reduction in sales by our current retailers or distributors, loss of large resellers or distributors, or decrease in revenue from our retailers or distributors could adversely affect our revenue, operating results, and financial condition.

We have recently begun to spend significant amounts on advertising and other marketing campaigns to acquire new users, which may not be successful or cost-effective.

We have recently begun to spend significant amounts on advertising and other marketing campaigns, such as television, cinema, print advertising, and social media, as well as increased promotional activities, to acquire new users and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new users and increase awareness of our products and services. In 2014 and for the three months ended March 31, 2015, advertising expenses were $71.9 million and $21.1 million, respectively, representing approximately 10% and 6% of our revenue, respectively. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to use our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict user acquisition, or fully understand or estimate the conditions and behaviors that drive user behavior. If for any reason any of our advertising campaigns prove less successful than anticipated in attracting new users, we may not be able to recover our advertising spend, and our rate of user acquisition may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products and services.

If we continue to grow at a rapid pace, we may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

We were founded in 2007 and have expanded our operations rapidly since our inception. Our employee headcount and the scope and complexity of our business have increased significantly, with the number of employees increasing from 222 as of December 31, 2013 to 579 as of March 31, 2015, and we expect headcount growth to continue for the foreseeable future. If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining components for our products in quantities sufficient to meet market demand, as well as delays in production and shipments, as our products are subject to risks associated with third-party sourcing and manufacturing. We could be required to continue to expand our sales and marketing, product development, and distribution functions, to upgrade our management information systems and other processes and technology, and to obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. If we do not adapt to meet these evolving challenges, and if the current and future members of our management team do not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our corporate culture may be harmed.

Because we have only a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed and predictable market. Failure to manage our future growth effectively could have an adverse effect on our business, which, in turn, could have an adverse impact on our operating results and financial condition.

We may not be able to sustain our revenue growth rate or profitability in the future.

Our recent revenue growth should not be considered indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of reasons, which may include slowing demand for our products and services, increasing competition, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, or the maturation of our business.

While we achieved profitability in 2014, we have not consistently achieved profitability on a quarterly or annual basis. We expect expenses to increase substantially in the near term, particularly as we make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure both domestically and internationally, develop new products and services, and enhance our existing products and services. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our operating expenses, we may not be profitable in future periods.

To date, we have derived substantially all of our revenue from sales of our connected health and fitness devices, and sales of our subscription-based premium services have historically accounted for less than 1% of our revenue.

To date, substantially all of our revenue has been derived from sales of our connected health and fitness devices, and we expect to continue to derive the substantial majority of our revenue from sales of these devices for the foreseeable future. In each of 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015, we derived less than 1% of our revenue from sales of our subscription-based premium services. However, in the future we expect to increase sales of subscriptions to these services. Our inability to successfully sell and market our premium services could deprive us of a potentially significant source of revenue in the future. In addition, sales of our premium services may lead to additional sales of our connected health and fitness devices and user engagement with our platform. As a result, our future growth and financial performance may depend, in part, on our ability to sell more subscriptions to our premium services.

Our business is subject to a variety of U.S. and foreign laws and regulations that are continuously evolving, including those related to privacy, data security, and data protection due to our collection, processing, and use of personal information and other user data, such as the U.S.-E.U. Safe Harbor Framework, which covers the transfer of personal data from the European Union to the United States.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding privacy, data protection, data security, data retention, consumer protection, advertising, electronic commerce, intellectual property, manufacturing, anti-bribery and anti-corruption, and economic or other trade prohibitions or sanctions. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws.

In particular, there are numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data, the scope of which is changing, subject to differing interpretations, and may be inconsistent among different jurisdictions. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, and data protection. However, given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be conflicting, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure to comply with our privacy or security policies or privacy-related legal obligations by us or third-party service-providers or the failure or perceived failure by third-party apps, with which our users choose to share their Fitbit data, to comply with their privacy policies or privacy-related legal obligations as they relate to the Fitbit data shared with them, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our brand and operating results.

We have certified that we comply with the U.S.-E.U. Safe Harbor Framework as developed by the U.S. Department of Commerce, which provides a method for U.S. companies operating within the European Union to transfer personal data from citizens of E.U. member countries outside the European Union in a way that is consistent with the E.U. Data Protection Directive. If we fail to comply with such framework, we could face legal liability, including fines, negative publicity, and resulting loss of business. In addition, it is possible that the Safe Harbor Framework will be modified or eliminated in the future. If this occurs, we will need to implement alternative methods to comply with E.U. restrictions on the cross-border transfer of personal information.

Governments are continuing to focus on privacy and data security and it is possible that new privacy or data security laws will be passed or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding our users’ data could require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new products, services, and features. For example, changes in applicable laws and regulations may result in the user data we collect being deemed protected health information, or PHI, under the Health Insurance Portability and Accountability Act of 1996, and the Health Information Technology for Economic and Clinical Health Act. If that were to occur, we would be subject to additional regulation and oversight, any of which could significantly increase our operating costs.

The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various U.S. state and federal and foreign agencies, including the CPSC, Federal Trade Commission, Food and Drug Administration, or FDA, Federal Communications Commission, and state attorneys general, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products and services are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant monetary fines, other penalties, or claims, which could harm our operating results or our ability to conduct our business.

The global nature of our business operations also create various domestic and foreign regulatory challenges and subject us to laws and regulations such as the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions, and our products are also subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. If we become liable under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits, regulatory proceedings, and legislative proposals could harm our brand or otherwise impact the growth of our business. Any costs incurred as a result of compliance or other liabilities under these laws or regulations could harm our business and operating results.

Our operating margins may decline as a result of increasing product costs.

Our business is subject to significant pressure on pricing and costs caused by many factors, including intense competition, the cost of components used in our products, labor costs, constrained sourcing capacity, inflationary pressure, pressure from users to reduce the prices we charge for our products and services, and changes in consumer demand. Costs for the raw materials used in the manufacture of our products are affected by, among other things, energy prices, consumer demand, fluctuations in commodity prices and currency, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials used to manufacture our products or in the cost of labor and other costs of doing business in the United States and internationally could have an adverse effect on, among other things, the cost of our products, gross margins, operating results, financial condition, and cash flows.

We depend on third-party data center service providers. Any disruption in the operation of the data center facilities or failure to renew the services could adversely affect our business.

Our services are hosted using data centers operated by third parties. We control neither the operation of the data centers nor our third-party data center service providers. We have entered into agreements for the lease of our data centers with third-party data center service providers which expire at various times. The third-party data center service providers may have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers or data to new data center facilities or engage new service providers, and we may incur significant costs and a possible interruption in our platform in connection with doing so.

Problems with our third-party data center service providers, the telecommunications network providers with whom they contract, or with the systems by which telecommunications providers allocate capacity among their users could adversely affect the experience of our users. Our third-party data center service providers could decide to close their facilities or cease providing us services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center service providers or parties they contract with may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, any failure of our data centers to meet our needs for capacity could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. We have in the past had outages at our data centers, and future interruptions to our platform might reduce our revenue, cause us to issue refunds, subject us to potential liability, or harm our ability to retain users and attract new users.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the consumer electronics industry, as well as those common to the fitness industry. Our fourth quarter has typically been our strongest quarter in terms of revenue, reflecting our historical strength in sales during the holiday season. For example, we generated approximately 43%, 40%, and 50% of our full year revenue during the fourth quarters of 2012, 2013, and 2014, respectively. Accordingly, any shortfall in expected fourth quarter revenue would adversely affect our annual operating results. Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be impacted by introductions of new or enhanced products and services, including the costs associated with such introductions.

Our future success depends on the continuing efforts of our key employees, including our founders, James Park and Eric N. Friedman, and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of our co-founders, James Park and Eric N. Friedman, as well as other members of our management team. The loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue, and impair our ability to compete. Although we have generally entered into employment offer letters with our key personnel, these agreements have no specific duration and provide for at-will employment, which means they may terminate their employment relationship with us at any time.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we are located, and we may incur significant costs to attract them. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Our international operations subject us to additional costs and risks, and our continued expansion internationally may not be successful.

We have entered into many international markets in a relatively short time and may enter into additional markets in the future. Outside of the United States, we currently have operations in Australia and a number of countries in Asia and Europe. There are significant costs and risks inherent in conducting business in international markets, including:

•	establishing and maintaining effective controls at foreign locations and the associated increased costs;

•	adapting our technologies, products, and services to non-U.S. consumers’ preferences and customs;

•	variations in margins by region;

•	increased competition from local providers of similar products;

•	longer sales or collection cycles in some countries;

•	compliance with foreign laws and regulations;

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compliance with the laws of numerous taxing jurisdictions where we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to U.S. and foreign tax laws as they relate to our international operations;

•	compliance with anti-bribery laws, such as the FCPA and the U.K. Bribery Act, by us, our employees, and our business partners;

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complexity and other risks associated with current and future foreign legal requirements, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the E.U. Data Protection Directive and the proposed E.U. Data Protection Regulation;

•	currency exchange rate fluctuations and related effects on our operating results;

•	economic and political instability in some countries, particularly those in China where we have recently expanded;

•	the uncertainty of protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	other costs of doing business internationally.

These factors and other factors could harm our international operations and, consequently, materially impact our business, operating results, and financial condition. Further, we may incur significant operating expenses as a result of our international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into new international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products and services by users in these new international markets. If we are unable to continue to expand internationally and manage the complexity of our global operations successfully, our financial condition and operating results could be adversely affected.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could materially impact our financial position and operating results.

Recent or future changes to U.S., Irish, and other foreign tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly-owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Further, we are in the process of implementing an international structure that aligns with our financial and operational objectives as evaluated based on our international markets, expansion plans, and operational needs for headcount and physical infrastructure outside the United States. In connection with the implementation of the international structure, we reorganized the structure of our existing direct and indirect subsidiaries and restructured the intercompany relationships with and amongst the subsidiaries within the company group. Such intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Due to changes in the U.S., Irish, and other foreign taxation of such activities, we will likely have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our financial position and operating results.

In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., Irish, or other foreign tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and operating results may be adversely affected.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of patent, copyright, trademark, trade secret, and unfair competition laws, as well as confidentiality agreements and procedures and licensing arrangements, to establish and protect our intellectual property rights. We have devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, licensees, independent contractors, commercial partners, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We cannot be certain that the steps taken by us to protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation of our products and misappropriation of our brand. Additionally, the process of obtaining patent or trademark protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications or apply for all necessary or desirable trademark applications at a reasonable cost or in a timely manner. We have obtained and applied for U.S. and foreign trademark registrations for the “Fitbit” brand and a variety of our product names, and will continue to evaluate the registration of additional trademarks as appropriate. However, we cannot guarantee that any of our pending trademark or patent applications will be approved by the applicable governmental authorities. Moreover, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and our failure or inability to obtain or maintain trade secret protection or otherwise protect our proprietary rights could adversely affect our business. We are and may in the future be subject to patent infringement and trademark claims and lawsuits in various jurisdictions, and we cannot be certain that our products or activities do not violate the patents, trademarks, or other intellectual property rights of third-party claimants. Companies in the technology industry and other patent, copyright, and trademark holders seeking to profit from royalties in connection with grants of licenses own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently commence litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain an increasingly high profile, the intellectual property rights claims against us have grown and will likely continue to grow. From time to time, we have received and may continue to receive letters from third parties that we are infringing upon their intellectual property rights. Our technologies and other intellectual property may not be able to withstand such third-party claims, and successful infringement claims against us could result in significant monetary liability, prevent us from selling some of our products and services, or require us to change our branding. In addition, resolution of claims may require us to redesign our products, license rights from third parties at a significant expense, or cease using those rights altogether. We have also in the past and may in the future bring claims against third parties for infringing our intellectual property rights. Costs of supporting such litigation and disputes may be considerable, and there can be no assurances that a favorable outcome will be obtained. Patent infringement, trademark infringement, trade secret misappropriation, and other intellectual property claims and proceedings brought against us or brought by us, whether successful or not, have in the past and could further result in substantial costs, harm to our brand, and have an adverse effect on our business.

If we are unable to protect our domain names, our brand, business, and operating results could be adversely affected.

We have registered domain names for websites, or URLs, that we use in our business, such as Fitbit.com. If we are unable to maintain our rights in these domain names, our competitors or other third parties could capitalize on our brand recognition by using these domain names for their own benefit. In addition, although we own the “Fitbit” domain name under various global top level domains such as .com and .net, as well as under various country-specific domains, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the “Fitbit” domain name or other potentially similar URLs. The regulation of domain names in the United States and elsewhere is generally conducted by Internet regulatory bodies and is subject to change. If we lose the ability to use a domain name in a particular country, we may be forced to either incur significant additional expenses to market our solutions within that country, including the development of a new brand and the creation of new promotional materials, or elect not to sell our solutions in that country. Either result could substantially harm our business and operating results. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name “Fitbit” in all of the countries in which we currently conduct or intend to conduct business. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies among jurisdictions and is unclear in some jurisdictions. Domain names similar to ours have already been registered in the United States and elsewhere, and we may be unable to prevent third parties from acquiring and using domain names that infringe, are similar to, or otherwise decrease the value of, our brand or our trademarks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs, divert management attention, and not be decided favorably to us.

Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

A portion of the technologies we use incorporates “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

As part of our business strategy, we may make investments in other companies, products, or technologies. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. For example, we recently acquired FitStar and we may fail to successfully integrate FitStar into our company.

Acquisitions, including our acquisition of FitStar, may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business, and adversely affect our operating results.

The Fitbit Aria is subject to FDA regulation, and sales of this product or future regulated products could be adversely affected if we fail to comply with the applicable requirements.

The Fitbit Aria is regulated as a medical device by the FDA and we may have future products that are regulated as medical devices. The medical device industry in the United States is regulated by governmental authorities, principally the FDA and corresponding state regulatory agencies. Before we can market or sell a new regulated product or make a significant modification to an existing medical device in the United States, we must obtain regulatory clearance or approval from the FDA, unless an exemption from pre-market review applies. We received a pre-market clearance for the Fitbit Aria in June 2014. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all, for future products. Any delay in, or failure to receive or maintain, clearance or approval for any medical device products under development could prevent us from generating revenue from these products. Medical devices, including the Fitbit Aria, are also subject to numerous ongoing compliance requirements which can be costly and time consuming. For example, under FDA regulations medical device manufacturers are required to, among other things, (i) establish a quality system to help ensure that their products consistently meet applicable requirements and specifications, (ii) establish and maintain procedures for receiving, reviewing, and evaluating complaints, (iii) establish and maintain a corrective and preventive action procedure, (iv) report certain device-related adverse events and product problems to the FDA, and (v) report to the FDA the removal or correction of a distributed product. If we experience any product problems requiring reporting to the FDA or if we otherwise fail to comply with applicable FDA regulations, we could jeopardize our ability to sell our products and could be subject to enforcement actions such as fines, civil penalties, injunctions, recalls of products, delays in the introduction of products into the market, and refusal of the FDA or other regulators to grant future clearances or approvals, which could harm our reputation, business, operating results, and financial condition.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar versus local currencies.

Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar denominated sales and operating expenses worldwide. Weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of our foreign currency-denominated sales and earnings, and generally leads us to raise international pricing, potentially reducing demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the dollar’s strengthening, or at all, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, a strengthening of foreign currencies relative to the U.S. dollar, while generally beneficial to our foreign currency-denominated sales and earnings, could cause us to reduce international pricing and incur losses on our foreign currency derivative instruments, thereby limiting the benefit. Additionally, strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any, or more than a portion, of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the market for health and fitness tracking devices, wearable devices, and the health and fitness industry may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our revolving credit facilities provide our lenders with first-priority liens against substantially all of our assets, including our intellectual property, and contain financial covenants and other restrictions on our actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

In August 2014, we amended and restated our existing revolving credit facility and entered into a new revolving credit and guarantee agreement to incur additional indebtedness. Our credit agreements restrict our ability to, among other things:

•	use our accounts receivable, inventory, trademarks, and most of our other assets as security in other borrowings or transactions;

•	incur additional indebtedness;

•	sell certain assets;

•	guarantee certain obligations of third parties;

•	declare dividends or make certain distributions; and

•	undergo a merger or consolidation or other transactions.

Our credit agreements also prohibit us from exceeding a consolidated fixed charge coverage ratio and require us to maintain a minimum liquidity reserve. Our ability to comply with these and other covenants is dependent upon a number of factors, some of which are beyond our control.

Our failure to comply with the covenants or payment requirements or the occurrence of other events specified in our credit agreements could result in an event of default under the credit agreements, which would give our lenders the right to terminate their commitments to provide additional loans under the credit agreements and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, we have granted our lenders first-priority liens against all of our assets, including our intellectual property, as collateral. Failure to comply with the covenants or other restrictions in the credit facilities could result in a default. If the debt under our credit agreements was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results. This could potentially cause us to cease operations and result in a complete loss of your investment in our Class A common stock.

We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. If cash on hand and cash from operating activities are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financing, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price per share of our Class A common stock. The holders of new securities may also have rights, preferences, or privileges which are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our Class A common stock.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. The third-party systems and operations and contract manufacturers we rely on, such as the data centers we lease, are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, operating results, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices and one of our data center facilities are located in California, a state that frequently experiences earthquakes. In addition, the facilities at which our contract manufacturers manufacture our products are located in parts of Asia that frequently endure typhoons and earthquakes. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’, contract manufacturers’, and logistics providers’ businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, and loss of critical data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting California or other locations where we have data centers or store significant inventory of our products. As we rely heavily on our data center facilities, computer and communications systems, and the Internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ businesses, which could have an adverse effect on our business, operating results, and financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, inventories, product warranty reserves, the Fitbit Force recall, accounting for income taxes, fair value of redeemable convertible preferred stock warrant liability, and stock-based compensation expense. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering but we expect to not be an “emerging growth company” sooner. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

Risks Related to this Offering and Ownership of Our Class A Common Stock

There has been no prior public market for our Class A common stock, the stock price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations among the underwriters, us, and the selling stockholders and may vary from the market price of our Class A common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	negative publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of shares of our Class A common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.

Substantially all of our securities outstanding prior to this offering, other than the shares offered by our selling stockholders, which will be freely tradable following this offering, are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 181 days after the date of this prospectus. Morgan Stanley & Co. LLC may, in its discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

In addition, as of March 31, 2015, we had options outstanding that, if fully exercised, would result in the issuance of 31,619,974 shares of Class B common stock. We also had 194,423 RSUs outstanding as of March 31, 2015. All of the shares of Class B common stock issuable upon the exercise of stock options or settlement of RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of              shares of our Class B common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and significant stockholders who will hold in the aggregate     % of the voting power of our capital stock following the completion of this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, will hold in the aggregate     % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the earlier of twelve years from the date of this prospectus or the date the holders of a majority of our Class B common stock choose to convert their shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of            shares of Class A common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of March 31, 2015. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. In addition, our credit facilities contain restrictions on our ability to pay dividends.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our common stock.

Provisions in our restated certificate of incorporation and restated bylaws that will be in effect immediately following the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and restated bylaws include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the chairman of our board of directors, our chief executive officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•

provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” and similar expressions are intended to identify forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially and adversely from those described or anticipated in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications or reports or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Gartner, Inc., Gartner Predicts 2015: Mobile and Wireless, November 2014.

•	IBISWorld Inc., IBISWorld Industry Report: Corporate Wellness Services in the U.S., December 2014.

•	International Data Corporation, Consumer Market Model 2010-2018 data, January 2015.

•	International Data Corporation, Worldwide Wearable Computing Device 2014-2018 Forecast Update: December 2014, December 2014.

•

The NPD Group, Inc., Monthly Retail Tracking Service, Digital Fitness Devices data, February 26, 2015. The NPD Group data refers to full body activity trackers which we refer to as fitness activity trackers elsewhere in this prospectus.

•	The NPD Group, Inc., Strong Holiday Season Ahead for Wearables as Fitness Device Awareness Doubles, November 5, 2014.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, including research and development and sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to invest in or acquire complementary businesses, products, services, technologies, or other assets.

We currently have no specific plans for the use of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the terms of our credit facilities contain restrictions on our ability to declare and pay cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the redesignation of our outstanding common stock as Class B common stock in                  2015, (ii) the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into 93,234,322 shares of our Class B common stock, (iii) the automatic conversion of the convertible preferred stock warrants to Class B common stock warrants, and the resulting remeasurement and assumed reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, and (iv) the filing and effectiveness of our restated certificate of incorporation; and

•

a pro forma as adjusted basis to give effect to (i) the adjustments described above as well as the sale and issuance of the             shares of our Class A common stock offered by us in this offering based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the automatic conversion of              shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering.

The pro forma as adjusted information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)

Cash and cash equivalents(2)	$237,849	$237,849	$

Total long-term debt(2)	$159,611	$159,611	$

Redeemable convertible preferred stock warrant liability	26,132	—

Redeemable convertible preferred stock, $0.0001 par value per share: 96,352,608 shares authorized, 93,234,322 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma or pro forma as adjusted	67,814	—

Stockholders’ equity:
Preferred stock, $0.0001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share: 163,600,000 shares authorized, 28,274,441 shares issued and outstanding, actual; no shares authorized, issued, and outstanding pro forma and pro forma as adjusted	3	—
Class A common stock, $0.0001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, 121,508,763 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	12
Additional paid-in capital	26,583	120,520
Accumulated other comprehensive income	81	81
Retained earnings	115,239	115,239

Total stockholders’ equity	141,906	235,852

Total capitalization	$395,463	$395,463	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization would increase by approximately $         million, after deducting estimated underwriting discounts and commissions, and we would have             shares of our Class A common stock and             shares of our Class B common stock issued and outstanding, pro forma as adjusted.

(2)

Subsequent to March 31, 2015, we repaid $160.0 million of our long-term debt from our cash and cash equivalents. As a result, the long-term debt that would have been classified as long-term debt, less current portion, that was repaid was classified as long-term debt, current portion, on our consolidated balance sheet as of March 31, 2015.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon no shares of our Class A common stock and 121,508,763 shares of our Class B common stock outstanding as of March 31, 2015 (prior to the automatic conversion of                  shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•

31,619,974 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of March 31, 2015, with a weighted-average exercise price of $3.29 per share;

•

1,471,063 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after March 31, 2015, with a weighted-average exercise price of $18.85 per share;

•	194,423 shares of our Class B common stock issuable upon the vesting of RSUs outstanding as of March 31, 2015;

•

1,303,328 shares of our Class B common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of March 31, 2015, with a weighted-average exercise price of $0.89 per share; and

•	8,397,398 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

¡

5,897,398 shares of Class B common stock reserved for future issuance under our 2007 Plan as of March 31, 2015 (which reserve does not reflect the options to purchase shares of Class B common stock granted after March 31, 2015); and

¡	2,500,000 shares of Class A common stock reserved for future issuance under our 2015 ESPP, which will become effective on the date of this prospectus.

Any remaining shares available for issuance under our 2007 Plan will become reserved for future issuance as Class A common stock under our 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus, and we will cease granting awards under the 2007 Plan. Our 2015 Plan and 2015 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our pro forma net tangible book value as of March 31, 2015 was $173.3 million, or $1.43 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2015, after giving effect to (i) the redesignation of our outstanding common stock as Class B common stock in                  2015, (ii) the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into 93,234,322 shares of our Class B common stock, (iii) the automatic conversion of the convertible preferred stock warrants to Class B common stock warrants, and the resulting remeasurement and assumed reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, and (iv) the filing and effectiveness of our restated certificate of incorporation.

After giving effect to the sale by us of                  shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been $         million, or $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of Class A common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2015	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $         and would increase or decrease dilution per share to investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis as described above, as of March 31, 2015, the differences between our existing stockholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	121,508,763		%		$67,114,023		%	$0.55
Investors in this offering

Totals		100.0%		$		100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the total consideration paid by new investors by $         million and increase or decrease the percent of total consideration paid by new investors by         %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

Sales of shares of Class A common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to         , or approximately         % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to         , or approximately         % of the total shares of common stock outstanding after this offering.

After giving effect to sales of shares in this offering by us and the selling stockholders, assuming the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent any outstanding stock options or warrants are exercised or RSUs settle, investors participating in this offering will experience further dilution.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon no shares of our Class A common stock and 121,508,763 shares of our Class B common stock outstanding as of March 31, 2015 (prior to the automatic conversion of              shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•

31,619,974 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of March 31, 2015, with a weighted-average exercise price of $3.29 per share;

•

1,471,063 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after March 31, 2015, with a weighted-average exercise price of $18.85 per share;

•	194,423 shares of our Class B common stock issuable upon the vesting of RSUs outstanding as of March 31, 2015;

•

1,303,328 shares of our Class B common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of March 31, 2015, with a weighted-average exercise price of $0.89 per share; and

•	8,397,398 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

¡

5,897,398 shares of Class B common stock reserved for future issuance under our 2007 Plan as of March 31, 2015 (which reserve does not reflect the options to purchase shares of Class B common stock granted after March 31, 2015); and

¡	2,500,000 shares of Class A common stock reserved for future issuance under our 2015 ESPP, which will become effective on the date of this prospectus.

Any remaining shares available for issuance under our 2007 Plan will become reserved for future issuance as Class A common stock under our 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus, and we will cease granting awards under the 2007 Plan. Our 2015 Plan and 2015 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the selected consolidated statements of operations data for 2012, 2013, and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for 2010 and 2011, and the consolidated balance sheet data as of December 31, 2010, 2011, and 2012 are derived from audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the selected consolidated balance sheet data as of March 31, 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of or For the Year Ended December 31,					As of or For the Three Months Ended March 31,
	2010	2011	2012	2013(1)	2014(1)	2014(1)	2015(1)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$5,180	$14,454	$76,373	$271,087	$745,433	$108,815	$336,754
Cost of revenue(2)	3,524	9,222	49,733	210,836	387,776	64,046	167,545

Gross profit	1,656	5,232	26,640	60,251	357,657	44,769	169,209

Operating expenses:
Research and development(2)	1,909	6,133	16,210	27,873	54,167	9,088	22,426
Sales and marketing(2)	484	1,868	10,237	26,847	112,005	11,273	43,867
General and administrative(2)	629	1,544	3,968	14,485	33,556	8,617	12,981

Total operating expenses	3,022	9,545	30,415	69,205	199,728	28,978	79,274

Operating income (loss)	(1,366)	(4,313)	(3,775)	(8,954)	157,929	15,791	89,935
Interest expense, net	(69)	(15)	(176)	(1,082)	(2,222)	(409)	(467)
Other income (expense), net	4	15	26	(3,649)	(15,934)	(1,219)	(13,077)

Income (loss) before income taxes	(1,431)	(4,313)	(3,925)	(13,685)	139,773	14,163	76,391
Income tax expense	—	4	291	37,937	7,996	5,291	28,394

Net income (loss)	$(1,431)	$(4,317)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997

Net income (loss) per share attributable to common stockholders(3):
Basic	$(0.06)	$(0.18)	$(0.17)	$(1.98)	$1.05	$0.06	$0.39

Diluted	$(0.06)	$(0.18)	$(0.17)	$(1.98)	$0.94	$0.06	$0.33

Pro forma net income per share attributable to common stockholders(3):
Basic					$1.21		$0.48

Diluted					$1.07		$0.41

Other Data:
Devices sold(4)	58	208	1,279	4,476	10,904	1,575	3,866
Paid active users(5)			558	2,570	6,700	3,867	9,517
Adjusted EBITDA(6)	$(1,255)	$(4,023)	$(2,401)	$79,049	$191,042	$42,028	$93,383

(1)

In March 2014, we recalled the Fitbit Force. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fitbit Force Product Recall” for additional information. The recall, which primarily affected our results for the fourth quarter of 2013 and the first quarter of 2014, had the following effect on our income (loss) before income taxes:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Reduction of revenue	$(30,607)	$(8,112)	$(11,561)	$—
Incremental (benefit to) cost of revenue	51,205	11,339	10,602	(2,040)

Impact on gross profit	(81,812)	(19,451)	(22,163)	2,040
Incremental general and administrative expenses (benefit)	2,838	3,389	2,876	(142)

Impact on income (loss) before income taxes	$(84,650)	$(22,840)	$(25,039)	$2,182

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
	(in thousands)
Cost of revenue	$—	$8	$15	$37	$890	$59	$446
Research and development	4	27	62	288	2,350	92	1,879
Sales and marketing	—	—	29	204	1,295	63	1,307
General and administrative	2	25	26	91	2,269	100	1,271

Total	$6	$60	$132	$620	$6,804	$314	$4,903

(3)

See notes 2, 3, and 15 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net income (loss) per share attributable to common stockholders, basic and diluted, and pro forma net income per share attributable to common stockholders, basic and diluted.

(4)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Devices Sold” for more information.
(5)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Paid Active Users” for more information.
(6)

Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. See the section titled “—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss).

	As of December 31,					As of March 31, 2015
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,948	$14,788	$13,148	$81,728	$195,626	$237,849	(1)
Working capital	6,775	15,073	17,477	14,457	135,415	174,813	(1)
Total assets	9,197	22,139	51,699	230,774	633,051	669,349	(1)
Total long-term debt	444	739	8,439	10,710	132,589	159,611	(1)
Redeemable convertible preferred stock warrant liability	28	41	488	4,028	15,797	26,132
Redeemable convertible preferred stock	11,376	23,425	23,425	66,236	67,814	67,814
Retained earnings (accumulated deficit)	(4,380)	(8,697)	(12,913)	(64,535)	67,242	115,239
Total stockholders’ equity (deficit)	(4,370)	(8,627)	(12,707)	(63,466)	75,262	141,906

(1)

Subsequent to March 31, 2015, we repaid $160.0 million of our long-term debt from our cash and cash equivalents. As a result, the long-term debt that would have been classified as long-term debt, less current portion, that was repaid was classified as long-term debt, current portion, on our consolidated balance sheet as of March 31, 2015.

Adjusted EBITDA

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we monitor and consider adjusted EBITDA, which is a non-GAAP financial measure. This non-GAAP financial measure is not based on any standardized methodology prescribed by U.S. GAAP and is not necessarily comparable to similarly-titled measures presented by other companies.

We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of the Fitbit Force recall, stock-based compensation expense, the revaluation of our redeemable convertible preferred stock warrant liability, depreciation and amortization, interest expense (income), net, and income tax expense.

We use adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in adjusted EBITDA. In particular, the exclusion of the effect of the Fitbit Force recall, which primarily impacted our results for the fourth quarter of 2013 and the first quarter of 2014, discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fitbit Force Product Recall” and certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Additionally, we use this measure to evaluate our operating performance and trends and make planning decisions. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making.

Adjusted EBITDA is not prepared in accordance with U.S. GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of this non-GAAP financial measure rather than net income (loss), which is the nearest U.S. GAAP equivalent of adjusted EBITDA. Some of these limitations are:

•

adjusted EBITDA excludes the Fitbit Force recall, which primarily impacted our results for the fourth quarter of 2013 and the first quarter of 2014, and which had a negative impact on our revenue and expenses during these periods;

•

adjusted EBITDA excludes stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•

adjusted EBITDA excludes the revaluation of our redeemable convertible preferred stock warrant liability, which is a historically recurring non-cash charge but will not recur in the periods following the completion of this offering;

•	adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•	adjusted EBITDA does not reflect income tax payments that reduce cash available to us; and

•

the expenses and other items that we exclude in our calculation of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from adjusted EBITDA when they report their operating results.

Because of these limitations, adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with U.S. GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA:

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
	(in thousands)
Net income (loss)	$(1,431)	$(4,317)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997
Impact of Fitbit Force recall	—	—	—	84,650	22,840	25,039	(2,182)
Stock-based compensation expense	6	60	132	620	6,804	314	4,903
Revaluation of redeemable convertible preferred stock warrant liability	—	13	37	3,370	13,272	1,353	10,335
Depreciation and amortization	101	202	1,179	3,012	6,131	750	3,469
Interest expense, net	69	15	176	1,082	2,222	409	467
Income tax expense	—	4	291	37,937	7,996	5,291	28,394

Adjusted EBITDA	$(1,255)	$(4,023)	$(2,401)	$79,049	$191,042	$42,028	$93,383

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Fitbit is transforming the way millions of people around the world achieve their health and fitness goals. The Fitbit platform combines connected health and fitness devices with software and services, including an online dashboard and mobile apps, data analytics, motivational and social tools, personalized insights, and virtual coaching through customized fitness plans and interactive workouts. Our platform helps people become more active, exercise more, sleep better, eat smarter, and manage their weight. Fitbit appeals to a large, mainstream health and fitness market by addressing these key needs with advanced technology embedded in simple-to-use products and services. We pioneered the connected health and fitness market starting in 2007, and since then, we have grown into a leading global health and fitness brand. As of March 31, 2015, we have sold over 20.8 million devices since inception. According to The NPD Group, we held the leading position in the connected health and fitness device market, with a 68% share of the U.S. fitness activity tracker market, by dollars, in 2014.*

*	See “Industry and Market Data.”

We were founded by James Park and Eric N. Friedman in 2007 to help people lead healthier, more active lives by empowering them with data, inspiration, and guidance to reach their goals.

Our Key Milestones

September

Began selling our first connected health and fitness device, the Fitbit tracker, which tracked steps, distance, calories burned, and sleep. We also introduced our online dashboard which could be synced to the Fitbit tracker.

December	Introduced social features on our online dashboard, including friends and leaderboards.

July	Began selling premium services through our online dashboard with a virtual trainer and additional analytics.

October	Completed our first corporate wellness sale that included over 1,000 devices.

February	Released an open API, allowing third-party developers to integrate with our platform.

October	Began selling our second product, the Fitbit Ultra, which introduced tracking for floors climbed. We also released a native iOS mobile app.

December	Began selling in the United Kingdom, our first country outside the United States.

March	Released a native Android mobile app.

April	Began selling the Fitbit Aria, a Wi-Fi connected scale which measures weight, body fat, and BMI.

September	Began selling the Fitbit Zip, our first Bluetooth low energy-enabled activity tracker.

October	Began selling the Fitbit One.

May	Began selling our first wrist-based device, the Fitbit Flex.

November	Surpassed five million cumulative devices sold since inception.

February	Announced a partnership with Tory Burch offering accessories for the Fitbit Flex.

July	Released a native mobile app for Windows Phone and introduced GPS-based tracking for our mobile apps.

August	Introduced Fitbit Challenges on our online dashboard and mobile apps to encourage friendly competition among our users. We also surpassed ten million cumulative devices sold since inception.

October	Began selling the Fitbit Charge which introduced caller ID information.

December

Began selling the Fitbit Charge HR and Fitbit Surge, which introduced automatic and continuous heart rate tracking. In addition, we also introduced GPS tracking on the Fitbit Surge. We maintained our position as one of the top three health and fitness apps on the iOS App Store for each month in 2014.

March

Acquired FitStar to enhance our software and services offerings. FitStar provides interactive video-based exercise experiences on mobile devices and computers that utilize proprietary algorithms to adjust and customize workouts for individual users based on data gathered during their workouts. In addition, our community reached 13.2 trillion steps collectively taken since the launch of our first tracker—enough to walk around the earth more than 250,000 times.

The core of our platform is our family of six wearable connected health and fitness trackers. These wrist-based and “clippable” devices automatically track users’ daily steps, calories burned, distance traveled, floors climbed, and active minutes and display real-time feedback to encourage them to become more active in their daily lives. Most of our trackers also measure sleep duration and quality, and our more advanced products track heart rate and GPS-based information such as speed, distance, and exercise routes. Several of our devices also feature deeper integration with smartphones, such as the ability to receive call and text notifications and control music. In addition, we offer a Wi-Fi connected scale that records weight, body fat, and BMI. We are able to enhance the functionality and features of our connected devices through wireless updates. Our platform also includes our online dashboard and mobile apps, which wirelessly and automatically sync with our devices. Our platform allows our users to see trends and achievements, access motivational tools such as virtual badges and real-time progress notifications, and connect, support, and compete with friends and family. We intend to continue to significantly invest in research and development in order to enhance our products and services.

We design our products primarily in California and outsource the production of our devices to contract manufacturers, which are responsible for procuring most of the components used in the manufacturing of our products from third-party suppliers. We also outsource packaging and fulfillment to third-party logistics providers around the world.

We generate substantially all of our revenue from sales of our connected health and fitness devices. We sell our products in over 45,000 retail stores and in more than 50 countries, through our retailers’ websites, through our online store at Fitbit.com, and as part of our corporate wellness offering. We seek to build global brand awareness, increase product adoption, and drive sales through our sales and marketing efforts. We intend to continue to significantly invest in these sales and marketing efforts in the future.

Our growth will depend in part on the adoption and sale of our products and services in international markets. In recent periods, we have experienced significant growth in international sales. In 2014 and for the three months ended March 31, 2015, 25% and 21%, respectively, of our revenue, based on ship-to destinations, was from sales outside of the United States. We believe international markets represent a significant growth opportunity for us. We intend to expand sales of our products and services in new and existing international markets by expanding our distribution channels through select retailers and strategic partnerships. We also intend to continue to invest across all geographic regions in sales and marketing efforts, including increasing our global advertising efforts, and in infrastructure and personnel to support our international expansion, including establishing additional sales offices globally. Our international expansion efforts have resulted and will continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, more complex distribution logistics, and the complexity of compliance with foreign laws and regulations.

We have grown significantly since our inception. In 2012, 2013, and 2014, we had revenue of $76.4 million, $271.1 million, and $745.4 million, respectively, net income (loss) of $(4.2) million, $(51.6) million, and $131.8 million, respectively, and adjusted EBITDA of $(2.4) million, $79.0 million, and $191.0 million, respectively. For the three months ended March 31, 2014 and 2015, we had revenue of $108.8 million and $336.8 million, respectively, net income of $8.9 million and $48.0 million, respectively, and adjusted EBITDA of $42.0 million and $93.4 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss). For 2012, 2013, and 2014, we sold 1.3 million, 4.5 million, and 10.9 million devices, respectively, and in the three months ended March 31, 2014 and 2015, we sold 1.6 million and 3.9 million devices, respectively. We also had 0.6 million, 2.6 million, 6.7 million, and 9.5 million paid active users as of December 31, 2012, 2013, and 2014, and March 31, 2015, respectively. See the section titled “—Key Business Metrics” for additional information regarding devices sold and paid active users.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	As of or For the Year Ended December 31,			As of or For the Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
Devices sold	1,279	4,476	10,904	1,575	3,866
Paid active users	558	2,570	6,700	3,867	9,517
Adjusted EBITDA	$(2,401)	$79,049	$191,042	$42,028	$93,383

Devices Sold

Devices sold represents the number of connected health and fitness devices that are sold during a period, net of expected returns and provisions for the Fitbit Force recall. Devices sold does not include sales of accessories. Growth rates between devices sold and revenue are not necessarily correlated because our revenue is affected by other variables, such as the types of products sold during the period, the introduction of new product offerings that have different U.S. MSRPs, and sales of accessories and premium services.

Paid Active Users

We define a paid active user as a registered Fitbit user who, within the three months prior to the date of measurement, has (a) an active Fitbit Premium or FitStar subscription, (b) paired a health and fitness tracker or Aria scale with his or her Fitbit account, or (c) logged at least 100 steps with a health and fitness tracker or a weight measurement using an Aria scale. The number of paid active users is based on subscription and device activity associated with each Fitbit user account and, accordingly, a user with multiple devices synced to his or her Fitbit account is counted as only one paid active user regardless of the number of devices that such user syncs to the account.

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of the Fitbit Force recall, stock-based compensation expense, the revaluation of our redeemable convertible preferred stock warrant liability, depreciation and amortization, interest expense (income), net, and income tax expense. See the section titled “Selected Consolidated Financial and Other Data—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss).

Factors Affecting Our Future Performance

Product Introductions

Since the beginning of 2013, we have released five new connected health and fitness devices, including the Fitbit Charge, Fitbit Charge HR, and Fitbit Surge, which were released in the fourth quarter of 2014. To date, product introductions have had a significant, positive impact on our operating results due primarily to increases in revenue associated with sales of the new products in the quarters following their introduction. However, new product introductions could also adversely impact the sales of our existing products to retailers and users. In addition, we have incurred higher levels of sales and marketing expenses accompanying each product introduction. In the future, we intend to continue to release new products and enhance our existing products, and we expect that our operating results will be impacted by these releases.

International Expansion

Our products are sold in over 50 countries, and we have experienced significant growth in international sales in recent periods. In 2014 and for the three months ended March 31, 2015, 25% and 21%, respectively, of our revenue, based on ship-to destinations, was from sales outside of the United States. We believe our global opportunity is significant, and to address this opportunity, we intend to continue to invest in sales and marketing efforts, distribution channels, and infrastructure and personnel to support our international expansion, including establishing additional sales offices globally. Our growth will depend in part on the adoption and sales of our products and services in international markets. Moreover, our international expansion efforts have resulted and will continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, more complex distribution logistics, and the complexity of compliance with foreign laws and regulations.

Category Adoption and Market Growth

Consumer spend on the wearable devices market is growing faster than on any segment in the global consumer electronics market. As a pioneer of this market and a leading connected health and fitness platform, we believe we have contributed significantly to the market’s growth. However, our future growth depends in part on the continued consumer adoption of wearable devices as a means to improve health and fitness and the growth of this market.

Seasonality

Historically, we have experienced higher revenue in the fourth quarter compared to other quarters due in large part to seasonal holiday demand. For example, in 2013 and 2014, our fourth quarter represented 40% and 50% of our annual revenue, respectively. We also incur higher sales and marketing expenses during these periods.

Investing in Growth

We intend to continue to make investments across our business to drive our growth. We intend to continue to invest significant resources in our sales, marketing, advertising, and brand management efforts to drive demand for our products and services globally. We also intend to continue to invest in research and development to enable us to introduce innovative new products and services and enhance existing products and services. We may also make acquisitions to further drive our growth. For example, we acquired FitStar in March 2015 to enhance our software and services offerings through interactive video-based exercise experiences on mobile devices and computers.

Furthermore, we intend to increase our focus on building relationships with employers and wellness providers. The corporate wellness market for connected health and fitness devices is new and is subject to a variety of challenges, including whether employers will continue to invest in such programs, long sales cycles, and substantial upfront sales costs. However, we believe that as healthcare costs continue to rise and as employers continue to seek ways to keep their employees active, engaged, and productive, more employers will implement or enhance their corporate wellness programs. In order to grow our corporate wellness presence, we intend to enhance our corporate wellness offering as well as expand our sales team focused on this market.

Components of our Operating Results

Revenue

We generate substantially all of our revenue from the sale of our connected health and fitness devices and accessories. We also generate a small portion of our revenue from our subscription-based premium services.

Cost of Revenue

Cost of revenue consists of product costs, including costs of contract manufacturers for production, shipping and handling costs, warranty replacement costs, packaging, costs related to the Fitbit Force recall, fulfillment costs, manufacturing and tooling equipment depreciation, warehousing costs, excess and obsolete inventory write-downs, and certain allocated costs related to management, facilities, and personnel-related expenses and other expenses associated with supply chain logistics. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses.

Research and Development. Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses, tooling and prototype materials, and allocated overhead costs.

Substantially all of our research and development expenses are related to developing new products and services and improving our existing products and services. To date, research and development expenses have been expensed as incurred, because the period between achieving technological feasibility and the release of products and services for sale has been short and development costs qualifying for capitalization have been insignificant.

We expect our research and development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and services and enhancing existing products and services.

Sales and Marketing. Sales and marketing expenses represent the largest component of our operating expenses and consist primarily of advertising and marketing promotions of our products and services and personnel-related expenses, as well as sales incentives, trade show and event costs, sponsorship costs, consulting and contractor expenses, travel, POP display expenses and related amortization, and allocated overhead costs. We expect our sales and marketing expenses to increase in absolute dollars as we continue to actively promote our products and services.

General and Administrative. General and administrative expenses consist of personnel-related expenses for our finance, legal, human resources, and administrative personnel, as well as the costs of professional services, any allocated overhead, information technology, and other administrative expenses. We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and related infrastructure as well as legal, accounting, insurance, investor relations, and other costs associated with becoming a public company.

Interest Expense, Net

Interest expense, net consists of interest expense associated with our debt financing arrangements, amortization of debt issuance costs, and interest income earned on our cash and cash equivalents.

Other Income (Expense), Net

Other income (expense), net consists of mark-to-market adjustments for the revaluation of our redeemable convertible preferred stock warrant liability and foreign currency gains and losses.

Income Tax Expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the utilization of foreign tax credits, and changes in tax laws.

Fitbit Force Product Recall

In March 2014, we recalled the Fitbit Force after some of our users experienced allergic reactions to adhesives in the wristband. This recall primarily impacted our results for the fourth quarter of 2013 and the first quarter of 2014. We established a reserve for the Fitbit Force recall after considering various factors including cost estimates for customer returns, logistics and handling fees for managing product returns and processing refunds, obsolescence of on-hand inventory, cancellation charges for existing purchase commitments, rework of component inventory with the contract manufacturer, legal fees and settlement costs, and write-offs of tooling and manufacturing equipment.

The recall had the following effect on our income (loss) before income taxes:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Reduction of revenue	$(30,607)	$(8,112)	$(11,561)	$—
Incremental (benefit to) cost of revenue	51,205	11,339	10,602	(2,040)

Impact on gross profit	(81,812)	(19,451)	(22,163)	2,040
Incremental general and administrative expenses (benefit)	2,838	3,389	2,876	(142)

Impact on income (loss) before income taxes	$(84,650)	$(22,840)	$(25,039)	$(2,182)

During 2013, incremental cost of revenue related to the recall included charges to the recall reserve of $49.5 million and a write-off of tooling and manufacturing equipment of $1.7 million, which was recognized as incurred. During 2014, general and administrative expenses included legal fees of $2.9 million, which were recognized as incurred, and legal settlement costs of $0.5 million, which were included in the Fitbit Force recall reserve. During the three months ended March 31, 2015, general and administrative expenses consisted of the benefit to legal expenses of $0.1 million, which was not included in the Fitbit Force recall reserve. See note 6 of the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

Operating Results

The following tables set forth the components of our consolidated statements of operations for each of the periods presented and as a percentage of our revenue for those periods. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013(1)	2014(1)	2014(1)	2015(1)
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$76,373	$271,087	$745,433	$108,815	$336,754
Cost of revenue(2)	49,733	210,836	387,776	64,046	167,545

Gross profit	26,640	60,251	357,657	44,769	169,209

Operating expenses:
Research and development(2)	16,210	27,873	54,167	9,088	22,426
Sales and marketing(2)	10,237	26,847	112,005	11,273	43,867
General and administrative(2)	3,968	14,485	33,556	8,617	12,981

Total operating expenses	30,415	69,205	199,728	28,978	79,274

Operating income (loss)	(3,775)	(8,954)	157,929	15,791	89,935
Interest expense, net	(176)	(1,082)	(2,222)	(409)	(467)
Other income (expense), net	26	(3,649)	(15,934)	(1,219)	(13,077)

Income (loss) before income taxes	(3,925)	(13,685)	139,773	14,163	76,391
Income tax expense	291	37,937	7,996	5,291	28,394

Net income (loss)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997

(1)

In March 2014, we recalled the Fitbit Force. See the section titled “—Fitbit Force Product Recall” for additional information. The recall, which primarily affected our results for the fourth quarter of 2013 and the first quarter of 2014, had the following effect on our income (loss) before income taxes:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Reduction of revenue	$(30,607)	$(8,112)	$(11,561)	$—
Incremental (benefit to) cost of revenue	51,205	11,339	10,602	(2,040)

Impact on gross profit	(81,812)	(19,451)	(22,163)	2,040
Incremental general and administrative expenses (benefit)	2,838	3,389	2,876	(142)

Impact on income (loss) before income taxes	$(84,650)	$(22,840)	$(25,039)	$2,182

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
Cost of revenue	$15	$37	$890	$59	$446
Research and development	62	288	2,350	92	1,879
Sales and marketing	29	204	1,295	63	1,307
General and administrative	26	91	2,269	100	1,271

Total	$132	$620	$6,804	$314	$4,903

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013(1)	2014(1)	2014(1)	2015(1)
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue	65	78	52	59	50

Gross profit	35	22	48	41	50

Operating expenses:
Research and development	21	10	7	9	7
Sales and marketing	14	10	15	10	13
General and administrative	5	5	5	8	4

Total operating expenses	40	25	27	27	24

Operating income (loss)	(5)	(3)	21	14	26
Interest income (expense), net	—	—	—	—	—
Other income (expense), net	—	(2)	(2)	(1)	(4)

Income (loss) before income taxes	(5)	(5)	19	13	22
Income tax expense	—	14	1	5	8

Net income (loss)	(5)%	(19)%	18%	8%	14%

(1)

In March 2014, we recalled the Fitbit Force. See the section titled “—Fitbit Force Product Recall” for additional information. The recall, which primarily affected our results for the fourth quarter of 2013 and the first quarter of 2014, had the following effect on our income (loss) before income taxes:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(as a percentage of revenue)
Incremental (benefit to) cost of revenue	19%	2%	9%	(1)%

Impact on gross profit	(30)	(3)	(20)	1
Incremental general and administrative expenses	1	—	3	—

Impact on income (loss) before taxes	(31)%	(3)%	(23)%	1%

Comparison of the Three Months Ended March 31, 2014 and 2015

Revenue

	Three Months Ended March 31,		Change
	2014(1)	2015	$	%
	(in thousands)
Revenue	$108,815	$336,754	$227,939	209%

(1)	The Fitbit Force recall resulted in a decrease to revenue of $11.6 million for the three months ended March 31, 2014. See the section titled “—Fitbit Force Product Recall” for additional information.

Revenue increased $227.9 million, or 209%, from $108.8 million for the three months ended March 31, 2014 to $336.8 million for three months ended March 31, 2015. A substantial majority of the increase was due to an increase in the number of devices sold from 1.6 million in the three months ended March 31, 2014 to 3.9 million in the three months ended March 31, 2015, including $233.4 million from new products introduced in the fourth quarter of 2014. U.S. revenue, based on ship-to destinations, increased $175.5 million, or 195%, from $89.8 million for the three months ended March 31, 2014 to $265.3 million for the three months ended March 31, 2015 and international revenue, based on ship-to destinations, increased by $52.4 million, or 276%, from $19.0 million for the three months ended March 31, 2014 to $71.4 million for the three months ended March 31, 2015.

Cost of Revenue

	Three Months Ended March 31,		Change
	2014(1)	2015(1)	$	%
	(dollars in thousands)
Cost of revenue	$64,046	$167,545	$103,499	162%
Gross profit	44,769	169,209	124,440	278%
Gross margin	41%	50%

(1)

The Fitbit Force recall resulted in an increase to cost of revenue of $10.6 million and a benefit to cost of revenue of $2.0 million in the three months ended March 31, 2014 and 2015, respectively, a decrease in gross profit of $22.2 million and an increase in gross profit of $2.0 million in the three months ended March 31, 2014 and 2015, respectively, and a decrease of 20 percentage points and an increase of 1 percentage point in gross margin in the three months ended March 31, 2014 and 2015, respectively. See the section titled “—Fitbit Force Product Recall” for additional information.

Cost of revenue increased $103.5 million, or 162%, from $64.0 million for the three months ended March 31, 2014 to $167.5 million for the three months ended March 31, 2015. The increase was primarily due to the increase in the number of devices sold, partially offset by a decrease of $12.6 million in costs, from $10.6 million in the three months ended March 31, 2014 to a benefit of $2.0 million in the three months ended March 31, 2015, incurred in connection with the recall of the Fitbit Force.

Gross margin increased to 50% for the three months ended March 31, 2015 from 41% for the three months ended March 31, 2014. The increase in gross margin was primarily due to a reduction in costs incurred in connection with the recall of the Fitbit Force and was also positively impacted by the mix of products sold.

Research and Development

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Research and development	$9,088	$22,426	$13,338	147%

Research and development expenses increased $13.3 million, or 147%, from $9.1 million for the three months ended March 31, 2014 to $22.4 million for the three months ended March 31, 2015. The increase was primarily due to a $9.7 million increase in personnel-related expenses due to a 119% increase in headcount, and a $2.7 million increase in consultant and contractor expenses.

Sales and Marketing

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Sales and marketing	$11,273	$43,867	$32,594	289%

Sales and marketing expenses increased $32.6 million, or 289%, from $11.3 million for the three months ended March 31, 2014 to $43.9 million for the three months ended March 31, 2015. The increase was primarily due to a $24.8 million increase in expenses associated with advertising costs and other marketing programs. In addition, personnel-related expenses increased $3.8 million due to a 92% increase in headcount, and consulting and contractor expenses increased $3.3 million.

General and Administrative

	Three Months Ended March 31,		Change
	2014(1)	2015	$	%
	(in thousands)
General and administrative	$8,617	$12,981	$4,364	51%

(1)

The Fitbit Force recall resulted in an increase to general and administrative expenses of $2.9 million for the three months ended March 31, 2014. See the section titled “—Fitbit Force Product Recall” for additional information.

General and administrative expenses increased $4.4 million, or 51%, from $8.6 million for the three months ended March 31, 2014 to $13.0 million for the three months ended March 31, 2015. The increase was primarily due to a $3.3 million increase in personnel-related expenses due to a 90% increase in headcount, a $1.7 million increase in consulting and contractor expenses, and a $0.6 million increase in allocated overhead, partially offset by a $1.9 million decrease in legal fees.

Interest and Other Income (Expense), Net

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Interest expense, net	$(409)	$(467)	$(58)	14%
Other expense, net	(1,219)	(13,077)	(11,858)	973%

Other expense, net, increased $11.9 million, or 973%, from $1.2 million for the three months ended March 31, 2014 to $13.1 million for the three months ended March 31, 2015. The increase was primarily due to an increase of $9.0 million in charges related to the revaluation of our convertible preferred stock warrant liability and a $2.8 million increase in foreign exchange loss.

Income Tax Expense

	Three Months Ended March 31,		Change
	2014	2015	$	%
	(in thousands)
Income tax expense	$5,291	$28,394	$23,103	437%

Income tax expense increased $23.1 million, or 437%, from $5.3 million for the three months ended March 31, 2014 to $28.4 million for the three months ended March 31, 2015. The increase was primarily due to the increase in earnings in the three months ended March 31, 2015.

Comparison of 2013 and 2014

Revenue

	Year Ended December 31,		Change
	2013(1)	2014(1)	$	%
	(in thousands)
Revenue	$271,087	$745,433	$474,346	175%

(1)

The Fitbit Force recall resulted in a decrease to revenue of $30.6 million and $8.1 million in 2013 and 2014, respectively. See the section titled “—Fitbit Force Product Recall” for additional information.

Revenue increased $474.3 million, or 175%, from $271.1 million for 2013 to $745.4 million for 2014. A substantial majority of the increase was due to an increase in the number of devices sold from 4.5 million in 2013 to 10.9 million in 2014, including $151.9 million from new products that we began selling in 2014. U.S. revenue, based on ship-to destinations, increased $356.5 million, or 173%, from $206.1 million for 2013 to $562.6 million for 2014 and international revenue, based on ship-to destinations, increased by $117.9 million, or 181%, from $65.0 million for 2013 to $182.9 million for 2014.

Cost of Revenue

	Year Ended December 31,		Change
	2013(1)	2014(1)	$	%
	(dollars in thousands)
Cost of revenue	$210,836	$387,776	$176,940	84%
Gross profit	60,251	357,657	297,406	494%
Gross margin	22%	48%

(1)

The Fitbit Force recall resulted in an increase to cost of revenue of $51.2 million and $11.3 million in 2013 and 2014, respectively, a decrease in gross profit of $81.8 million and $19.5 million in 2013 and 2014, respectively, and a decrease of 30 percentage points and 3 percentage points in gross margin in 2013 and 2014, respectively. See the section titled “—Fitbit Force Product Recall” for additional information.

Cost of revenue increased $176.9 million, or 84%, from $210.8 million for 2013 to $387.8 million for 2014. The increase was primarily due to the increase in the number of devices sold, partially offset by a decrease of $39.9 million in costs, from $51.2 million in 2013 to $11.3 million in 2014, incurred in connection with the recall of the Fitbit Force.

Gross margin increased to 48% for 2014 from 22% for 2013. The increase in gross margin was primarily due to a reduction in costs incurred in connection with the recall of the Fitbit Force.

Research and Development

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Research and development	$27,873	$54,167	$26,294	94%

Research and development expenses increased $26.3 million, or 94%, from $27.9 million for 2013 to $54.2 million for 2014. The increase was primarily due to a $13.9 million increase in personnel-related expenses due to a 110% increase in headcount, a $12.9 million increase in consultant and contractor expenses, and a $3.6 million increase in allocated overhead, which was partially offset by a decrease in expenses for tooling and prototype materials of $4.2 million.

Sales and Marketing

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Sales and marketing	$26,847	$112,005	$85,158	317%

Sales and marketing expenses increased $85.2 million, or 317%, from $26.8 million for 2013 to $112.0 million for 2014. The increase was primarily due to a $66.9 million increase in expenses associated with advertising costs and other marketing programs. In addition, consulting and contractor expenses increased $9.6 million and personnel-related expenses increased $9.3 million due to a 131% increase in headcount, partially offset by a decrease of $0.6 million of other expenses.

General and Administrative

	Year Ended December 31,		Change
	2013(1)	2014(1)	$	%
	(in thousands)
General and administrative	$14,485	$33,556	$19,071	132%

(1)

The Fitbit Force recall resulted in an increase to general and administrative expenses of $2.8 million and $3.4 million in 2013 and 2014, respectively. See the section titled “—Fitbit Force Product Recall” for additional information.

General and administrative expenses increased $19.1 million, or 132%, from $14.5 million for 2013 to $33.6 million for 2014. The increase was primarily due to a $6.8 million increase in legal fees, a $5.7 million increase in personnel-related expenses due to a 64% increase in headcount, a $2.2 million increase in allocated overhead, and a $2.7 million increase in consulting and contractor expenses.

Interest and Other Income (Expense), Net

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Interest expense, net	$(1,082)	$(2,222)	$(1,140)	105%
Other expense, net	(3,649)	(15,934)	(12,285)	337%

Interest expense, net increased $1.1 million, or 105%, from $1.1 million for 2013 to $2.2 million for 2014. The increase was primarily due to an increase in average indebtedness outstanding compared to 2013. Other expense, net, increased $12.3 million, or 337%, from $3.6 million for 2013 to $15.9 million for 2014. The increase was primarily due to an increase of $9.9 million in charges related to the revaluation of our convertible preferred stock warrant liability and a $2.5 million increase in foreign exchange loss.

Income Tax Expense

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands)
Income tax expense	$37,937	$7,996	$(29,941)	(79)%

Income tax expense decreased $29.9 million, or 79%, from $37.9 million for 2013 to $8.0 million for 2014. Our effective tax rate was 277.2% and 5.7% for 2013 and 2014, respectively. The decrease in income tax expense and effective tax rate in 2014 was due to a $51.3 million tax benefit related to the release of a valuation allowance on deferred tax assets for accruals, which includes the impact of costs incurred in 2013 in connection with the Fitbit Force recall, and tax credits from prior years. This non-recurring tax benefit is offset by income tax expense on earnings in 2014 and a downward revaluation of our deferred tax assets due to a change in state tax law enacted in 2014.

Comparison of 2012 and 2013

Revenue

	Year Ended December 31,		Change
	2012	2013(1)	$	%
	(in thousands)
Revenue	$76,373	$271,087	$194,714	255%

(1)	The Fitbit Force recall resulted in a decrease to revenue of $30.6 million in 2013. See the section titled “—Fitbit Force Product Recall” for additional information.

Revenue increased $194.7 million, or 255%, from $76.4 million for 2012 to $271.1 million for 2013. A substantial majority of the change was due to an increase in the number of devices sold from 1.3 million in 2012 to 4.5 million in 2013, including $141.1 million from new products that we began selling in 2013. U.S. revenue, based on ship-to destinations, increased $138.8 million, or 206%, from $67.3 million for 2012 to $206.1 million for 2013 and international revenue, based on ship-to destinations, increased by $55.9 million, or 614%, from $9.1 million for 2012 to $65.0 million for 2013.

Cost of Revenue

	Year Ended December 31,		Change
	2012	2013(1)	$	%
	(dollars in thousands)
Cost of revenue	$49,733	$210,836	$161,103	324%
Gross profit	26,640	60,251	33,611	126%
Gross margin	35%	22%

(1)

The Fitbit Force recall resulted in an increase to cost of revenue of $51.2 million in 2013, a decrease in gross profit of $81.8 million in 2013, and a decrease of 30 percentage points in gross margin in 2013. See the section titled “—Fitbit Force Product Recall” for additional information.

Cost of revenue increased $161.1 million, or 324%, from $49.7 million for 2012 to $210.8 million for 2013. The increase was primarily due to the increase in the number of devices sold and $51.2 million in costs incurred in connection with the recall of the Fitbit Force.

Gross margin decreased to 22% for 2013 from 35% for 2012. The decrease in gross margin was primarily due to an increase in costs incurred in connection with the recall of the Fitbit Force partially offset by improved margins on our products.

Research and Development

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands)
Research and development	$16,210	$27,873	$11,663	72%

Research and development expenses increased $11.7 million, or 72%, from $16.2 million for 2012 to $27.9 million for 2013. The increase was primarily due to a $5.5 million increase in personnel-related expenses due to a 96% increase in headcount and a $5.2 million increase in expenses for tooling and prototype materials associated with new product introductions in 2013.

Sales and Marketing

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands)
Sales and marketing	$10,237	$26,847	$16,610	162%

Sales and marketing expenses increased $16.6 million, or 162%, from $10.2 million for 2012 to $26.8 million for 2013. The increase was primarily due to an $8.0 million increase in marketing expenses associated with increased advertising and promotional activities. In addition, consulting and contractor expenses increased $3.3 million and personnel-related expenses increased $3.0 million due to a 55% increase in headcount.

General and Administrative

	Year Ended December 31,		Change
	2012	2013(1)	$	%
	(in thousands)
General and administrative	$3,968	$14,485	$10,517	265%

(1)	The Fitbit Force recall resulted in an increase to general and administrative expenses of $2.8 million in 2013. See the section titled “—Fitbit Force Product Recall” for additional information.

General and administrative expenses increased $10.5 million, or 265%, from $4.0 million for 2012 to $14.5 million for 2013. The increase was primarily due to a $4.3 million increase in legal fees, a $2.5 million increase in personnel-related expenses due to a 133% increase in headcount, and a $2.1 million increase in allocated overhead.

Interest Expense and Other Income (Expense), Net

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands)
Interest expense, net	$(176)	$(1,082)	$(906)	515%
Other income (expense), net	26	(3,649)	(3,675)	NM

Interest expense, net increased $0.9 million, or 515%, from $0.2 million for 2012 to $1.1 million for 2013. The increase was due to an increase in average indebtedness outstanding compared to 2012. Other income (expense), net increased $3.7 million from 2012 primarily due to an increase of $3.4 million in charges related to the revaluation of our convertible preferred stock warrant liability.

Income Tax Expense

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands)
Income tax expense	$291	$37,937	$37,646	NM

Income tax expense increased $37.6 million, from $0.3 million for 2012 to $37.9 million for 2013. The increase was primarily due to the continued recognition of a full valuation allowance on our deferred tax assets, which included the accrual for the Fitbit Force recall.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the eight quarterly periods ended March 31, 2015. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in the prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013(1)	Mar. 31, 2014(1)	Jun. 30, 2014(1)	Sept. 30, 2014(1)	Dec. 31, 2014(1)	Mar. 31, 2015(1)
	(in thousands)
Consolidated statement of operations data:
Revenue	$47,169	$83,667	$107,130	$108,815	$113,572	$152,862	$370,184	$336,754
Cost of revenue	25,947	42,412	124,345	64,046	55,183	69,257	199,290	167,545

Gross profit	21,222	41,255	(17,215)	44,769	58,389	83,605	170,894	169,209

Operating expenses:
Research and development	6,507	7,766	8,254	9,088	11,809	14,945	18,325	22,426
Sales and marketing	5,433	6,159	11,038	11,273	13,311	17,539	69,882	43,867
General and administrative	2,154	2,853	8,140	8,617	7,443	7,849	9,647	12,981

Total operating expenses	14,094	16,778	27,432	28,978	32,563	40,333	97,854	79,274

Operating income (loss)	7,128	24,477	(44,647)	15,791	25,826	43,272	73,040	89,935
Interest expense, net	(268)	(274)	(344)	(409)	(452)	(680)	(681)	(467)
Other income (expense), net	(655)	(1,221)	(1,564)	(1,219)	(3,687)	(2,816)	(8,212)	(13,077)

Income (loss) before income taxes	6,205	22,982	(46,555)	14,163	21,687	39,776	64,147	76,391
Income tax expense (benefit)	3,325	12,297	20,341	5,291	6,934	(29,136)	24,907	28,394

Net income (loss)	$2,880	$10,685	$(66,896)	$8,872	$14,753	$68,912	$39,240	$47,997

(1)

In March 2014, we recalled the Fitbit Force. See the section titled “—Fitbit Force Product Recall” for additional information. The recall, which primarily affected our results for the fourth quarter of 2013 and the first quarter of 2014, had the following effect on our income (loss) before income taxes:

	Three Months Ended
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in thousands)
(Reduction of) increase to revenue	$(30,607)	$(11,561)	$—	$—	$3,449	$—
Incremental (benefit to) cost of revenue	51,205	10,602	—	(1,485)	2,223	(2,040)
Impact on gross profit	(81,812)	(22,163)	—	1,485	1,226	2,040
Incremental general and administrative expenses (benefit)	2,838	2,876	1,483	2	(972)	(142)

Impact on income (loss) before income taxes	$(84,650)	$(25,039)	$(1,483)	$1,483	$2,199	$2,182

The following table sets forth the components of our consolidated statements of operations data, for each of the periods presented, as a percentage of revenue:

	Three Months Ended
	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013(1)	Mar. 31, 2014(1)	Jun. 30, 2014(1)	Sept. 30, 2014(1)	Dec. 31, 2014(1)	Mar. 31, 2015(1)
	(as a percentage of revenue)
Consolidated statements of operations data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	55	51	116	59	49	45	54	50

Gross profit	45	49	(16)	41	51	55	46	50

Operating expenses:
Research and development	14	9	8	9	10	10	5	7
Sales and marketing	11	7	10	10	12	12	18	13
General and administrative	5	4	8	8	7	5	3	4

Total operating expenses	30	20	26	27	29	27	26	24

Operating income (loss)	15	29	(42)	14	22	28	20	26
Interest expense, net	(1)	—	—	—	—	—	—	—
Other income (expense), net	(1)	(1)	(1)	(1)	(3)	(2)	(2)	(4)

Income (loss) before income taxes	13	28	(43)	13	19	26	18	22
Income tax expense (benefit)	7	15	19	5	6	(19)	7	8

Net income (loss)	6%	13%	(62)%	8%	13%	45%	11%	14%

(1)

In March 2014, we recalled the Fitbit Force. See the section titled “—Fitbit Force Product Recall” for additional information. The recall, which primarily affected our results for the fourth quarter of 2013 and the first quarter of 2014, had the following effect on our income (loss) before income taxes:

	Three Months Ended
	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(as a percentage of revenue)
Incremental (benefit to) cost of revenue	48%	9%	—%	(1)%	1%	(1)%

Impact on gross profit	(76)	(20)	—	1	1	1
Incremental general and administrative expenses (benefit)	3	3	1	—	—	—

Impact on income (loss) before income taxes	(79)%	(23)%	(1)%	1%	1%	1%

Quarterly Trends

Our quarterly revenue increased sequentially for all periods presented due primarily to increases in the number of devices sold, which was partly the result of the introduction of five new devices since the beginning of 2013, and growth in international sales. Generally, we have experienced the highest levels of revenue in the fourth quarter of the year compared to other quarters due in large part to seasonal holiday demand.

Quarterly costs and expenses generally increased sequentially for all periods presented, primarily due to the increase of personnel-related expenses from increases in headcount and marketing and advertising expenses from our efforts to increase sales of our products and services. The increase in expenses for the three months ended December 31, 2014 was primarily due to an increase in expenses associated with advertising costs and other marketing programs for the 2014 holiday season. The Fitbit Force recall significantly affected our results for the fourth quarter of 2013 and the first quarter of 2014. See the section titled “—Fitbit Force Product Recall” for additional information.

Overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer retail product purchase trends.

Key Metrics

	Three Months Ended
	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in thousands)
Devices sold	745	1,291	1,919	1,575	1,720	2,332	5,277	3,866
Adjusted EBITDA	$7,765	$25,345	$41,199	$42,028	$29,088	$44,320	$75,606	$93,383

The following table presents a reconciliation of net income (loss) to adjusted EBITDA:

	Three Months Ended
	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
	(in thousands)
Net income (loss)	$2,880	$10,685	$(66,896)	$8,872	$14,753	$68,912	$39,240	$47,997
Impact of Fitbit Force recall	—	—	84,650	25,039	1,483	(1,483)	(2,199)	(2,182)
Stock-based compensation expense	116	165	275	314	661	2,470	3,359	4,903
Revaluation of redeemable convertible preferred stock warrant liability	680	1,224	1,305	1,353	3,842	1,626	6,451	10,335
Depreciation and amortization	680	700	1,180	750	963	1,251	3,167	3,469
Interest expense, net	268	274	344	409	452	680	681	467
Income tax expense (benefit)	3,325	12,297	20,341	5,291	6,934	(29,136)	24,907	28,394

Adjusted EBITDA	$7,765	$25,345	$41,199	$42,028	$29,088	$44,320	$75,606	$93,383

Liquidity and Capital Resources

Our operations have been financed primarily through cash flow from operating activities, the net proceeds from the sale of our preferred equity securities, and borrowings under our credit facilities. As of March 31, 2015, we had cash and cash equivalents of $237.8 million and total long-term debt of $159.6 million, excluding $0.4 million of debt discount. Subsequent to March 31, 2015, we repaid $160.0 million of our long-term debt, which reduced our cash and cash equivalents by an equivalent amount. As a result, the long-term debt that would have been classified as long-term debt, less current portion, that was repaid was classified as long-term debt, current portion, on our consolidated balance sheet as of March 31, 2015.

We believe our existing cash and cash equivalent balances and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations.

Credit Facilities

In August 2014, we entered into an amended and restated credit agreement, or Asset-Based Credit Facility, which allows us to borrow up to $180.0 million and a revolving credit and guarantee agreement, or Cash Flow Facility, which allows us to borrow up to $50.0 million.

Asset-Based Credit Facility

We entered into the Asset-Based Credit Facility with several financial institutions, including affiliates of Morgan Stanley & Co. LLC, SunTrust Robinson Humphrey, Inc., and Deutsche Bank Securities Inc. The Asset-Based Credit Facility allows us to borrow up to the lesser of (i) $180.0 million, including up to $50.0 million for the issuance of letters of credit and up to $25.0 million for swing line loans and (ii) the borrowing base then in effect less the amount then outstanding under letters of credit and loans. The borrowing base is determined by our collateral agents based on several variables, including percentages of the book value of certain eligible accounts receivable and a percentage of certain eligible inventories. Borrowings under the Asset-Based Credit Facility may be drawn as Alternate Base Rate, or ABR, loans or Eurodollar loans, and matures in August 2018. ABR loans bear interest at a variable rate equal to the applicable margin plus the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.5%, and (iii) the Eurodollar rate plus 1.0%, but in any case at a minimum rate of 3.25% per annum. Eurodollar loans bear interest at a variable rate based on the LIBOR rate and Euro currency reserve requirements. We are also required to pay an annual commitment fee on the average daily unused portion of the facility of 0.25%, 0.35%, or 0.45%, based on usage of the facility.

We have the option to repay our borrowings under the Asset-Based Credit Facility without penalty prior to maturity. The Asset-Based Credit Facility requires us to comply with certain financial covenants, including maintaining a consolidated fixed charge coverage ratio of at least 1.1:1, consolidated leverage ratios of between 3:1 and 2:1, and levels of liquidity of not less than $15.0 million. The Asset-Based Credit Facility also requires us to comply with certain non-financial covenants. We were in compliance with these covenants as of December 31, 2014 and March 31, 2015.

As of March 31, 2015, we had $160.0 million of outstanding borrowings under the Asset-Based Credit Facility. Subsequent to March 31, 2015, we repaid $160.0 million of our indebtedness under our Asset-Based Credit Facility.

Cash Flow Facility

We entered into the Cash Flow Facility with several financial institutions, including affiliates of Morgan Stanley & Co. LLC and SunTrust Robinson Humphrey, Inc. In October 2014, we entered into an incremental commitment joinder agreement with an affiliate of Barclays Capital Inc., increasing the borrowing limit under the Cash Flow Facility. The Cash Flow Facility allows us to borrow up to $50.0 million, including up to $10.0 million for the issuance of letters of credit and up to $10.0 million for swing line loans, and matures in August 2018. Borrowings under our Cash Flow Facility may also be drawn as ABR loans or Eurodollar loans. ABR loans under our Cash Flow Facility bear interest at a variable rate equal to the applicable margin plus the highest of (i) 3.5%, (ii) the prime rate, (iii) the federal funds effective rate plus 0.5%, and (iv) the adjusted LIBOR rate plus 1.0%. Eurodollar loans under our Cash Flow Facility bear interest at a variable rate for any day based on the LIBOR rate and Euro currency reserve requirements. We are also required to pay an annual commitment fee on the average daily unused portion of the facility of 0.375% or 0.5%, based on usage of the facility. The Cash Flow Facility also requires us to comply with certain financial covenants, including maintaining certain consolidated leverage ratios of between 3:1 and 2:1, and other non-financial covenants. We were in compliance with these covenants as of December 31, 2014 and March 31, 2015. As of March 31, 2015 we had no outstanding borrowings under the Cash Flow Facility.

Our obligations under both of our credit facilities are secured by substantially all of our assets, including our intellectual property.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
Net cash provided by (used in):
Operating activities	$(6,884)	$33,171	$18,774	$(9,483)	$32,660
Investing activities	(2,505)	(9,834)	(24,185)	(599)	(16,046)
Financing activities	7,749	45,243	119,264	27,052	25,566

Net change in cash and cash equivalents	$(1,640)	$68,580	$113,853	$16,970	$42,180

Cash Flows from Operating Activities

Net cash provided by operating activities of $32.7 million for the three months ended March 31, 2015 was primarily due to net income of $48.0 million and non-cash adjustments of $16.8 million, partially offset by a decrease in net change in operating assets and liabilities of $32.2 million. Non-cash adjustments primarily consisted of the revaluation of the redeemable convertible preferred stock warrant liability and stock-based compensation expense. The decrease in net change in operating assets and liabilities was primarily due to a $64.3 million decrease in accounts payable and accrued liabilities and other liabilities related to growth of expenditures to support general business growth, a $24.2 million increase in inventories, and a $12.9 million decrease in income tax payable, partially offset by a $77.4 million decrease in accounts receivable. Our days sales outstanding in accounts receivable decreased from 58 days as of December 31, 2014 to 43 days as of March 31, 2015, primarily due to timing of revenue within the quarter. Inventory levels have increased to support demand for the new products announced in the fourth quarter of 2014.

Net cash used in operating activities of $9.5 million for the three months ended March 31, 2014 was primarily due to a decrease in net change in operating assets and liabilities of $21.6 million, partially offset by net income of $8.9 million and non-cash adjustments of $3.3 million. The decrease in net change in operating assets and liabilities was primarily due to a $46.0 million decrease in accounts payable and accrued liabilities and other liabilities, partially offset by a $31.0 million decrease in accounts receivable.

Net cash provided by operating activities of $18.8 million for 2014 was primarily due to net income of $131.8 million, partially offset by a decrease in net change in operating assets and liabilities of $102.8 million, and non-cash adjustments of $10.2 million. The decrease in net change in operating assets and liabilities was primarily due to a $158.8 million increase in accounts receivable due to increased sales in the fourth quarter of 2014 as a result of increased product demand, a $61.6 million increase in inventories as a result of a decrease in inventory turnover during 2014 primarily due to increased inventory levels for new products announced in the fourth quarter of 2014, and a $60.5 million decrease in Fitbit Force recall liabilities, partially offset by a $171.5 million increase in accounts payable and accrued liabilities and other liabilities related to growth of expenditures to support general business growth. Non-cash adjustments primarily consisted of deferred taxes, partially offset by the revaluation of the redeemable convertible preferred stock warrant liability. Our days sales outstanding in accounts receivable decreased from 69 days as of December 31, 2013 to 58 days as of December 31, 2014 due to stronger collections in the fourth quarter of 2014 compared to the fourth quarter of 2013.

Net cash provided by operating activities of $33.2 million for 2013 was primarily due to an increase in net change in operating assets and liabilities of $64.0 million and non-cash adjustments of $20.8 million, partially offset by a net loss of $51.6 million. The increase in net change in operating assets and liabilities was primarily due to a $77.9 million increase in accounts payable and accrued liabilities and other liabilities related to growth of expenditures to support general business growth, and a $72.7 million increase in Fitbit Force recall liabilities, partially offset by a $55.6 million increase in accounts receivable due to increased sales in the fourth quarter of 2013 as a result of increased product demand, and a $47.4 million increase in inventories driven by higher levels of inventory to support demand. Non-cash adjustments primarily consisted of provisions for inventory obsolescence related to the Fitbit Force recall and the revaluation of the redeemable convertible preferred stock warrant liability. Our days sales outstanding in accounts receivable decreased from 73 days as of December 31, 2012 to 69 days as of December 31, 2013 due to stronger collections in the fourth quarter of 2013 compared to the fourth quarter of 2012.

Net cash used in operating activities of $6.9 million for 2012 was primarily due to a decrease in net change in operating assets and liabilities of $4.5 million and a net loss of $4.2 million, partially offset by non-cash adjustments of $1.8 million. The increase in net change in operating assets and liabilities was primarily due to a $22.2 million increase in accounts payable and accrued liabilities and other liabilities related to growth of expenditures to support general business growth, partially offset by a $20.1 million increase in accounts receivable due to increased sales in the fourth quarter of 2012 as a result of increased product demand, and a $9.4 million increase in inventories due to increased inventory levels for products released in the fourth quarter of 2012. Non-cash adjustments primarily consisted of depreciation and amortization.

Cash Flows from Investing Activities

Cash used in investing activities for the three months ended March 31, 2015 of $16.0 million was due to the cash portion of the acquisition of FitStar of $11.0 million, net of cash acquired, and purchases of property and equipment.

Cash used in investing activities for the three months ended March 31, 2014 of $0.6 million was due to $2.9 million used for purchases of property and equipment, partially offset by a $2.3 million increase in restricted cash related to our operating lease obligations.

Cash used in investing activities for 2014 of $24.2 million was due to $26.5 million used for purchases of property and equipment, partially offset by a decrease of $2.3 million in restricted cash related to operating lease obligations.

Cash used in investing activities for 2013 of $9.8 million was due to $7.5 million used for purchases of property and equipment, and a $2.3 million increase in restricted cash related to our operating lease obligations.

Cash used in investing activities for 2012 of $2.5 million related to purchases of property and equipment.

In March 2015, we acquired FitStar for total consideration of $32.8 million, comprised of $13.6 million of common stock, $11.5 million of cash, and $7.7 million of contingent consideration. We determined the fair market value of the contingent consideration, according to which we may be obligated to issue additional common stock or pay cash, to be $7.7 million as of the acquisition date. The actual amount of additional common stock or cash to be paid, if any, will depend on market-based events that may occur in the future. We may continue to use cash in the future to acquire businesses and technologies that enhance and expand our product offerings. Due to the nature of these transactions, it is difficult to predict the amount and timing of such cash requirements to complete such transactions. We may be required to raise additional funds to complete future acquisitions.

Cash Flows from Financing Activities

Cash provided by financing activities for the three months ended March 31, 2015 of $25.6 million was primarily related to net borrowings of $25.5 million under our credit facilities.

Cash provided by financing activities for the three months ended March 31, 2014 of $27.1 million was primarily related to net borrowings of $27.0 million under our credit facilities.

Cash provided by financing activities for 2014 of $119.3 million was primarily related to net borrowings of $119.1 million under our credit facilities.

Cash provided by financing activities for 2013 of $45.2 million primarily consisted of net proceeds of $42.8 million related to the issuance of our Series D convertible preferred stock and net borrowings of $2.2 million under our credit facilities as well as proceeds from the issuance of common stock upon exercise of stock options of $0.2 million.

Cash provided by financing activities for 2012 primarily consisted of $7.7 million of net borrowings under our credit facilities, net of issuance costs.

Contractual Obligations and Other Commitments

The following table summarizes our non-cancelable contractual obligations as of December 31, 2014:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Debt principal and interest(1)	$132,589	$132,589	$—	$—	$—
Operating leases(2)	20,188	4,224	11,365	4,599	—

Total	$152,777	$136,813	$11,365	$4,599	$—

(1)

Interest payments were calculated using the applicable rate as of December 31, 2014. See note 7 of the notes to our consolidated financial statements included elsewhere in this prospectus. Subsequent to December 31, 2014, we repaid $133.0 million of our long-term debt. As a result, the long-term debt that would have been classified as long-term debt, less current portion, that was repaid was classified as long-term debt, current portion, on our consolidated balance sheet as of December 31, 2014.

(2)

We lease our facilities under long-term operating leases, which expire at various dates through April 2020. The lease agreements frequently include provisions which require us to pay taxes, insurance, or maintenance costs.

Purchase orders or contracts for the purchase of certain goods and services are not included in the preceding table. The aggregate amount of purchase orders open as of December 31, 2014 was approximately $257.0 million. We cannot determine the aggregate amount of such purchase orders that represent contractual obligations because purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current needs and are fulfilled by our suppliers, contract manufacturers, and logistics providers within short periods of time. We subcontract with other companies to manufacture our products. During the normal course of business, we and our contract manufacturers procure components based upon a forecasted production plan. If we cancel all or part of the orders, we may be liable to our suppliers and contract manufacturers for the cost of the unutilized component orders or components purchased by our contract manufactures.

The table above excludes the liability for uncertain tax positions of $10.0 million as of December 31, 2014, due to the uncertainty of when the related tax settlements will become due.

During the three months ended March 31, 2015, we entered into additional contractual obligations. Our total future non-cancelable minimum payments under non-cancelable contractual obligations were $185.5 million as of March 31, 2015, which consisted of $159.6 million of debt principal and interest and $25.9 million of operating leases. Subsequent to March 31, 2015, we repaid $160.0 million of our long-term debt. The total future non-cancelable minimum payments under non-cancelable contractual obligations exclude the liability for uncertain tax positions of $11.1 million as of March 31, 2015. The aggregate amount of purchase orders open as of March 31, 2015 was approximately $314.1 million.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s estimates, assumptions, and judgments.

Revenue Recognition

We generate substantially all of our revenue from the sale of our connected health and fitness devices and accessories. We also generate a small portion of our revenue from our subscription-based premium services. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. We consider delivery of our products to have occurred once title and risk of loss has been transferred. We recognize revenue, net of estimated sales returns, sales incentives, discounts, and sales tax. We generally recognize revenue for products sold through retailers and distributors on a sell-in basis. We have determined our multiple element arrangements generally include three separate units of accounting. The first deliverable is the hardware and firmware essential to the functionality of our connected health and fitness devices delivered at the time of sale. The second deliverable is the software services included with the products, which are provided free of charge and enables users to sync, view, and access real-time data on our online dashboard and mobile apps. The third deliverable is the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware. Commencing in the first quarter of 2015, we began accounting for the embedded right as a separate unit of accounting, which is when we believe, through recent public announcements, we had created an implied obligation to, from time to time, provide future unspecified firmware upgrades and features to the firmware to improve and add new functionality to our health and fitness devices.

We allocate revenue to all deliverables based on their relative selling prices. We use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence, or VSOE, of fair value, (ii) third-party evidence, or TPE, and (iii) best estimate of the selling price, or BESP, of selling price. We currently cannot establish VSOE for any of our deliverables since none of the deliverables are sold separately. Our process for determining BESP considers multiple factors including consumer behaviors and our internal pricing model and may vary depending upon the facts and circumstances related to each deliverable. BESP for our connected health and fitness devices and unspecified upgrade rights reflect our best estimate of the selling prices if they were sold regularly on a stand-alone basis and comprises the majority of the arrangement consideration. BESP for upgrade rights currently ranges from $1 to $5. TPE for our online dashboard and mobile apps is currently estimated at $0.99.

Amounts allocated to the delivered health and fitness devices are recognized at the time of delivery, provided the other conditions for revenue recognition have been met. Amounts allocated to our online dashboard and mobile apps and unspecified upgrade rights are deferred and recognized on a straight-line basis over the estimated usage period.

We offer our users the ability to purchase subscription-based premium services, through which our users receive incremental features, including access to a digital personal trainer and in-depth analytics regarding the user’s personal metrics. Amounts paid for premium subscriptions are deferred and recognized ratably over the service period which is typically 12 months. Revenue from subscription-based premium services was less than 1% of revenue for all periods presented.

In addition, we offer access to a customized corporate dashboard tool to certain customers in our corporate wellness offering. This tool is currently being offered at no cost for the first year. We are currently unable to establish VSOE or TPE for the corporate dashboard tool. Current BESP of $20,000 for the corporate dashboard is determined based on our internal pricing model for anticipated renewals for existing customers and pricing for new customers. Revenue allocated to the corporate dashboard is deferred and recognized on a straight-line basis over the estimated access period of 12 months. Revenue from the corporate dashboard tool was less than 1% of revenue for all periods presented.

We account for shipping and handling fees billed to customers as revenue. Sales taxes and value added taxes collected from customers are remitted to governmental authorities, are not included in revenue, and are reflected as a liability on our consolidated balance sheets.

Rights of Return, Stock Rotation Rights, and Price Protection

We offer limited rights of return, stock rotation rights, and price protection under various policies and programs with our retailer and distributor customers and end-users. Below is a summary of the general provisions of such policies and programs:

•

Certain retailers and distributors are allowed to return products that were originally sold through to an end-user, called “open box” returns, and such returns may be made at any time after original sale.

•	All purchases through Fitbit.com are covered by a 45-day right of return.

•	Distributors are allowed stock rotation rights which are limited rights of return of products purchased during a prior period, generally one quarter.

•	Distributors and retailers are allowed return rights for defective products.

•	Certain distributors are offered price protection that allows for the right to a partial credit for unsold inventory held by the distributor if we reduce the selling price of a product.

We meet all conditions required to recognize revenue at the time of sale when a right of return exists. For example, our price to the buyer is fixed or determinable at time of sale; the buyer’s obligation to pay is not contingent on resale of the product; and we are able to reasonably estimate the amount of future returns. We estimate and record reserves for these policies and programs as a reduction of revenue and accounts receivable. On a quarterly basis, the amount of revenue that is reserved for future returns is calculated based on historical trends and data specific to each reporting period. We review the actual returns evidenced in prior quarters as a percent of related revenue to determine the historical returns rate. We then apply the historical rate of returns to the current period revenue as a basis for estimating future returns. Through March 31, 2015, actual returns have primarily been open-box returns. In addition, through March 31, 2015, we have had minimal stock rotation or price protection claims. When necessary, we also provide a specific reserve for products in the distribution channel in excess of estimated requirements. This estimate can be affected by the amount of a particular product in the channel, the rate of sell-through, product plans, and other factors. We also consider whether there are circumstances which may result in anticipated returns higher than the historical return rate from direct customers and record an additional reserve as necessary.

Sales Incentives

We offer sales incentives such as cooperative advertising and marketing development fund programs, rebates, and other incentives. We record cooperative advertising and marketing development fund programs with customers as a reduction to revenue unless we receive an identifiable benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the identifiable benefit received, in which case we will record it as a marketing expense. We recognize a liability with a reduction to revenue for rebates or other incentives based on the estimated amount of rebates or credits that will be claimed by customers.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers and component suppliers. Inventories are stated at the lower of cost or market on a first-in, first-out basis. We assess the valuation of inventory and periodically write down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions.

Product Warranty

We offer a standard product warranty that our products will operate under normal use for a period of one-year from the date of original purchase, except in the European Union where we provide a two-year warranty. We have the obligation, at our option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. Factors that affect the warranty obligation include product failure rates and service delivery costs incurred in correcting the product failures. The warranty obligation does not consider historical experience of the Fitbit Force product as a separate reserve has been established for the Fitbit Force recall. Our products are manufactured by contractor manufacturers, and in certain cases, we may have recourse to such contract manufacturers.

Fitbit Force Product Recall

We established reserves for the Fitbit Force recall when circumstances giving rise to the recall became known. We considered various factors in estimating the product recall exposure.

These include estimates for:

•	refunds and product returns from retailer and distributor customers and end-users, which were charged to revenue and cost of revenue on the consolidated statements of operations;

•

logistics and handling fees for managing product returns and processing refunds, obsolescence of on-hand inventory, cancellation charges for existing purchase commitments and rework of component inventory by our contract manufacturers, write-offs of tooling and manufacturing equipment, which were charged to cost of revenue on the consolidated statements of operations; and

•	legal fees and settlement costs, which were charged to general and administrative expenses on the consolidated statements of operations.

These factors above are updated and reevaluated each period and the related reserves are adjusted when factors indicate that the recall reserves are either insufficient to cover or exceed the estimated product recall expenses.

Business Combinations, Goodwill, and Intangible Assets

We allocate the fair value of purchase consideration to tangible assets, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill. The allocation of the purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates can include, but are not limited to, future expected cash flows from acquired customers, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

We assess goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with our determination that we have one reporting segment, we have determined that there is one reporting unit and test goodwill for impairment at the entity level. We test goodwill using the two-step process in accordance with ASC 350, Intangibles—Goodwill and Other. In the first step, we compare the carrying amount of the reporting unit to the fair value based on the fair value of our common stock. If the fair value of the reporting unit exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, we would compare the implied fair value of the goodwill, as defined by ASC 350, to its carrying amount to determine the amount of impairment loss, if any.

Acquired finite-lived intangible assets are amortized over their estimated useful lives. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any such impairment charge during the years presented.

Income Taxes

We utilize the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. We make estimates, assumptions, and judgments to determine our expense (benefit) for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against our deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

The calculation of our expense (benefit) for income taxes involves the use of estimates, assumptions, and judgments while taking into account current tax laws, our interpretation of current tax laws, and possible outcomes of future tax audits. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although we believe our estimates, assumptions, and judgments to be reasonable, any changes in tax law or our interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

The calculation of our deferred tax asset balance involves the use of estimates, assumptions, and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions, and judgments, thereby impacting our financial position and operating results.

We include interest and penalties related to unrecognized tax benefits within income tax expense. Interest and penalties related to unrecognized tax benefits have been recognized in the appropriate periods presented.

Estimated Fair Value of Convertible Preferred Stock Warrants

Warrants for shares that are contingently redeemable, such as our convertible preferred stock are accounted for as freestanding instruments. These warrants are classified as liabilities on our balance sheets and are recorded at their estimated fair value. At the end of each reporting period, changes in the estimated fair value during the period are recorded as a component of other income (expense), net. We will continue to adjust these liabilities for changes in fair value until the earlier of the expiration or the exercise of the warrants, or upon their automatic conversion into warrants to purchase common stock in connection with this offering such that they qualify for equity classification and no further remeasurement is required.

We estimate the fair values of our convertible preferred stock warrants using the Black-Scholes option-pricing model based on inputs as of the valuation measurement dates, including the fair values of our convertible preferred stock, the estimated volatility of the price of our convertible preferred stock, the expected term of the warrants, and the risk-free interest rates.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards at the grant date requires judgment. The fair value of RSUs is the fair value of our common stock on the grant date. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of stock options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of variables. These variables include the fair value of our common stock, our expected common stock price volatility over the expected life of the options, expected term of the stock option, risk-free interest rates, and expected dividends, which are estimated as follows:

Fair Value of Our Common Stock. The fair value of the shares of common stock underlying stock options has historically been established by our board of directors, which is responsible for these estimates, and has been based in part upon a valuation provided by an independent third-party valuation firm. Because there has been no public market for our common stock, our board of directors considered this independent valuation and other factors, including, but not limited to, revenue growth, the current status of the technical and commercial success of our operations, our financial condition, the stage of our development and competition to establish the fair value of our common stock at the time of grant of the option. The fair value of the underlying common stock will be determined by the board of directors until such time as our common stock is listed on a stock exchange.

Expected Term. The expected term represents the period over which we anticipate stock-based awards to be outstanding. We do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time stock-based awards have been exercisable. As a result, for stock options, we used the simplified method to calculate the expected term estimate based on the vesting and contractual terms of the option. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted average vesting period and its contractual term.

Volatility. Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. We estimate the expected volatility of the common stock underlying our stock options at the grant date by taking the average historical volatility of the common stock of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Risk-Free Rate. The risk-free interest rate is estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions relating to our stock options as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014(1)	2015
Expected term (in years)	6.25	6.00 – 6.25	6.25	—	6.25
Volatility	60.0% – 60.62%	60.57% – 62.03%	54.83% – 60.94%	—%	52.98% – 56.90%
Risk-free interest rate	0.95% – 1.17%	1.04% – 1.93%	1.73% – 2.04%	—%	1.59% – 1.73%
Dividend yield	—%	—%	—%	—%	—%

(1)	We did not grant any stock options in the three months ended March 31, 2014.

In addition, we are required to estimate the amount of stock-based compensation we expect to be forfeited based on our historical experience. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumptions are used, the stock-based compensation expense could be materially different in the future.

Common Stock Valuations

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including independent third-party valuations of our common stock; the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions; the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock; our operating results, financial position, and capital resources; current business conditions and projections; the lack of marketability of our common stock; the hiring of key personnel and the experience of our management; the introduction of new products; our stage of development and material risks related to our business; the fact that the option grants involve illiquid securities in a private company; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; and overall economic indicators, including gross domestic product, employment, inflation and interest rates, and the general economic outlook.

We performed valuations of our common stock that took into account the factors described above. We used two valuation approaches to determine the equity value of our business. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows. The second valuation approach is the market approach. We used a combination of the guideline public company method and the guideline transaction method in applying the market approach. The guideline public company method is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. The guideline transaction method is based upon the premise that indications of value for a given entity can be estimated based upon the valuation multiples implied by transactions involving companies that are comparable to the subject entity. We used both of these valuation approaches at each valuation date and weighted the methodologies equally. The resulting value was then allocated to shares of convertible preferred stock, common stock, warrants, and options using an option-pricing model. Additionally, we have applied a discount for lack of marketability to the value of the common stock to account for a lack of access to an active public market.

Following this offering, it will not be necessary to determine the fair value of our Class A common stock using these valuation approaches as shares of our Class A common stock will be traded in the public market.

Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of March 31, 2015 was $        million, with $        million related to vested stock options. In addition, we granted 194,423 RSUs to employees in March 2015 with a grant date fair value of $3.7 million.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign currency risks as follows:

Interest Rate Risk

As of December 31, 2014 and March 31, 2015, we had cash and cash equivalents of $195.6 million and $237.8 million, respectively, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. However, historical fluctuations of interest income have not been significant.

As of December 31, 2014, we had indebtedness of $125.0 million under the Asset-Based Credit Facility and $8.0 million under the Cash Flow Facility. The borrowings under the Asset-Based Credit Facility bore interest at a rate of 4.25% as of December 31, 2014. The borrowings under the Cash Flow Facility bore interest at 3.59% as of December 31, 2014 and were repaid in March 2015. As of March 31, 2015, we had indebtedness of $160.0 million under the Asset-Based Credit Facility. The borrowings under the Asset-Based Credit Facility bore interest at a rate of 4.25% as of March 31, 2015 and were repaid in April 2015.

To date, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. Our international sales are primarily denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries could have an adverse impact on our revenue. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses. We recognized net gains (losses) of $(0.2) million, $(2.7) million, $0.1 million, and $(2.7) million from foreign currency gains and losses in 2013, 2014, and for the three months ended March 31, 2014 and 2015, respectively. Foreign currency gains and losses were insignificant in 2012. As we grow our operations, our exposure to foreign currency risk could become more significant. In December 2014, we entered into foreign currency exchange contracts for hedging. It is difficult to predict the effect hedging activities would have on our operating results. We analyzed our foreign currency exposure to identify assets and liabilities denominated in other currencies. A hypothetical 10% change in exchange rates between those currencies and the U.S. dollar would not have materially affected our operating results.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2014-09, or ASU 2014-09, regarding Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. This ASU affects any entity that either enters into contracts with customers to transfer goods and services or enters into contracts for the transfer of nonfinancial assets. ASU 2014-09 will replace most existing revenue recognition guidance when it becomes effective. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the currently effective guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted. The FASB recently issued an exposure draft of a proposed ASU that would delay the effective date of ASU 2014-09 by one year and allow for early adoption. We are currently evaluating the impact of this guidance on our financial statements.

LETTER FROM JAMES PARK AND ERIC N. FRIEDMAN

Over 8 years ago, in early 2007, we started Fitbit with the vision that sensors, data, and amazing software could transform the way people think about health and fitness. Success was never obvious, easy, or guaranteed, and we would like to thank everyone who joined us on the journey. Thanks to the employees of Fitbit who believed in the vision and who have worked passionately to create something incredible out of nothing. Thanks to our users who have trusted our products and our company to improve their lives. Thanks to our investors who believed in us and the opportunity.

The journey is not over and, in fact, it is just beginning. This offering is just one milestone among the many that we have reached in the past and will reach in the future. We hope that all of us will continue as we have in the past: focused on the long-term and creating and transforming while remaining humble and deeply appreciative of everything that we achieve and are given.

James and Eric

BUSINESS

Our Mission

Fitbit helps people lead healthier, more active lives by empowering them with data, inspiration, and guidance to reach their goals.

Overview

Fitbit is transforming the way millions of people around the world achieve their health and fitness goals. The Fitbit platform combines connected health and fitness devices with software and services, including an online dashboard and mobile apps, data analytics, motivational and social tools, personalized insights, and virtual coaching through customized fitness plans and interactive workouts. Our platform helps people become more active, exercise more, sleep better, eat smarter, and manage their weight. Fitbit appeals to a large, mainstream health and fitness market by addressing these key needs with advanced technology embedded in simple-to-use products and services. We pioneered the connected health and fitness market starting in 2007, and since then, we have grown into a leading global health and fitness brand. As of March 31, 2015, we have sold over 20.8 million devices since inception. According to The NPD Group, we held the leading position in the U.S. fitness activity tracker market, with a 68% share, by dollars, in 2014.*

The core of our platform is our family of six wearable connected health and fitness trackers. These wrist-based and “clippable” devices automatically track users’ daily steps, calories burned, distance traveled, floors climbed, and active minutes and display real-time feedback to encourage them to become more active in their daily lives. Most of our trackers also measure sleep duration and quality, and our more advanced products track heart rate and GPS-based information such as speed, distance, and exercise routes. Several of our devices also feature deeper integration with smartphones, such as the ability to receive call and text notifications and control music. In addition, we offer a Wi-Fi connected scale that records weight, body fat, and BMI. We dedicate significant resources to developing proprietary sensors, algorithms, and software to ensure that our products have highly accurate measurements, insightful analytics, compact sizes, durability, and long battery lives. We are able to enhance the functionality and features of our connected devices through wireless updates.

Our platform also includes our online dashboard and mobile apps, which wirelessly and automatically sync with our devices. Our platform allows our users to see trends and achievements, access motivational tools such as virtual badges and real-time progress notifications, and connect, support, and compete with friends and family. Our direct connection with our users enables us to provide personalized insights, premium services, and information about new products and services. Premium services include virtual coaching through customized fitness plans and interactive video-based exercise experiences on mobile devices and computers. In addition, we extend the value of our platform through our open API, which enables third-party developers to create health and fitness apps that interact with our platform. Our open platform and our large community of users, we have established a growing ecosystem that includes thousands of third-party health and fitness apps that connect with our products and enhance the Fitbit experience.

*	See “Industry and Market Data.”

Our platform enables all types of people to get fit their own way, whatever their interests and goals. Our users range from people interested in improving their health and fitness through everyday activities to endurance athletes seeking to maximize their performance. To address this range of needs, we design our devices, apps, and services to be easy to use so that they fit seamlessly into peoples’ daily lives or activities. Our users can sync their Fitbit devices with, and view their dashboard on, their computers and over 150 mobile devices, including iOS, Android, and Windows Phone products. This broad compatibility, combined with our market-leading position, has enabled us to attract what we believe is the largest community of connected health and fitness device users. The size of our user community increases the likelihood that our users will be able to find and engage with friends and family, creating positive network effects that reinforce our growth and user retention. In addition, data from our large community enables us to enhance our product features, provide improved insights, and offer more valuable guidance for our users.

We have rapidly grown to become a leading global health and fitness brand. We sell our products in over 45,000 retail stores and in more than 50 countries, through our retailers’ websites, through our online store at Fitbit.com, and as part of our corporate wellness offering. Our broad distribution and market-leading connected health and fitness platform have driven significant growth since our founding. In 2011, 2012, 2013, and 2014, we had revenue of $14.5 million, $76.4 million, $271.1 million, and $745.4 million, respectively, net income (loss) of $(4.3) million, $(4.2) million, $(51.6) million, and $131.8 million, respectively, and adjusted EBITDA of $(4.0) million, ($2.4) million, $79.0 million, and $191.0 million, respectively. For the three months ended March 31, 2014 and 2015, we had revenue of $108.8 million and $336.8 million, respectively, net income of $8.9 million and $48.0 million, respectively, and adjusted EBITDA of $42.0 million and $93.4 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss). The number of devices we sold grew from 0.2 million in 2011, to 1.3 million in 2012, to 4.5 million in 2013, and to 10.9 million in 2014, and from 1.6 million in the three months ended March 31, 2014 to 3.9 million in the three months ended March 31, 2015. We also had 0.6 million, 2.6 million, 6.7 million, and 9.5 million paid active users as of December 31, 2012, 2013, and 2014, and March 31, 2015, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding devices sold and paid active users.

Powerful Trends Driving Our Market

Several powerful trends are driving the growth of the connected health and fitness market:

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Individuals and employers are increasingly focused on health and fitness. A variety of factors, such as changing consumer lifestyles and demographics, combined with rising healthcare costs and employers’ increased emphasis on productivity, are leading individuals and employers to increasingly focus on health and fitness. Based on information from industry sources, we estimate consumers spent over $200 billion in 2014 on health and fitness services, such as gym and health club memberships, commercial weight management services, and consumer health products, such as weight management products and dietary supplements. In addition, IBISWorld estimates that the corporate wellness industry will grow from $7.4 billion in 2014 to $10.4 billion in 2018 in the United States.*

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Advances in technology have enabled the emergence of connected devices. Recent technological advances in sensors, lower power components, and longer-life batteries, combined with the introduction of wireless standards, such as Bluetooth low energy, have enabled the emergence of connected devices that are smaller, more power-efficient, track a broader range of biometric data, and fit a wide range of consumer preferences.

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Mobile devices have become the preferred platform for accessing information. The rapid and broad proliferation of smartphones and tablets has transformed the way individuals interact with applications and content online. Mobile devices have become the preferred platform for people to access information and manage their lives, as well as the primary hub to connect a variety of consumer devices. According to Gartner, by 2018 more than 50% of users will go to a tablet or smartphone first for all online activities.*

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More individuals are turning to technology solutions to improve health and fitness. Individuals are increasingly using mobile apps and other software to improve health and fitness, allowing consumers to directly manage and track their health and fitness in unprecedented ways. According to The NPD Group, over 25% of U.S. consumers reported using a fitness app on their smartphone.* Google also reported that health and fitness was the fastest growing app category on Google Play in 2014. Individuals are seeking to better understand their own health and fitness and achieve related goals through more personalized data and insights. Individuals want to access this information anytime and anywhere and also to connect with others for motivation and encouragement. This has driven the increase in software-based analytics and mobile apps for health and fitness, allowing consumers to directly manage and track their health and fitness in unprecedented ways.

*	See “Industry and Market Data.”

Our Market Opportunity

According to IDC, consumer spend on the wearable devices market is growing faster than on any segment in the global consumer electronics market.* In 2014, shipments of wearable devices more than tripled compared to the prior year, reaching a total of 21.0 million units shipped.* IDC expects the market for wearable devices will reach 114.0 million units shipped in 2018, representing a $33.7 billion worldwide revenue opportunity.* We believe that we have been one of the drivers of the growth of the wearable devices market, and that the future growth of this market represents a significant opportunity for us. Further, as we continue to expand our platform and as consumers increasingly view our connected health and fitness products and services as an alternative or complement to other health and wellness activities, we believe there is an opportunity to extend our addressable market to the broader health and fitness market. Based on information from industry sources, we estimate this market represents an over $200 billion opportunity and includes consumer spend on health and fitness services, such as gym and health club memberships, commercial weight management services, and consumer health products, such as weight management products and dietary supplements. The broader health and fitness market, however, presents several challenges to overcome before we are able to take advantage of this opportunity, including competition from larger, more established traditional health and fitness companies, uncertainty as to whether consumers will adopt our products and services as an alternative or complement to other health and wellness activities, and our relative lack of experience selling other products and services.

Our Solution—The Fitbit Platform

Our leading connected health and fitness platform is designed to enable our users to improve their health and fitness by:

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Tracking activities through our connected health and fitness devices. We empower users to live healthier, more active lifestyles by both tracking the information that matters most to them and providing them with real-time feedback. Our connected health and fitness devices span multiple styles, form factors, and price points, addressing the needs of everyone—from people simply looking to get fit by increasing their activity levels to endurance athletes seeking to maximize their performance. Our devices, which include wrist-based and clippable fitness trackers and our Wi-Fi connected scale, feature proprietary and advanced sensor technologies and algorithms as well as high accuracy and long battery life. In addition, the ease of use and small, lightweight, and durable designs of our devices make them fit effortlessly into our users’ lifestyles.

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Learning through our online dashboard and mobile apps. We offer our users a personalized online dashboard and mobile apps that sync automatically with, and display data from, our connected health and fitness devices. We provide our users with a wide range of information and analytics, such as charts and graphs of their progress and the ability to log caloric intake. Both our online dashboard and mobile apps are free and work with all of our connected health and fitness devices. Our internally-developed software is regularly updated and enhanced, increasing both the utility of our health and fitness platform and overall user engagement. Our apps were ranked in the top five among Health & Fitness apps in both the iOS App Store and Google Play during 2014 and during the first quarter of 2015.

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Staying motivated through social features, notifications, challenges, and virtual badges. Our products help millions of users achieve their goals both individually and within the community that they choose. On an individual level, we motivate users by delivering real-time feedback, including notifications, leaderboard and challenge updates, and virtual badges. Our platform also offers users social features that allow them to receive and provide support and engage in friendly competition. Users can securely share some or all of their health and fitness information on an opt-in basis with friends, family, and other parties and compete against each other on key statistics through leaderboards and daily or multi-day fitness challenges. In addition, users can choose to share their data with thousands of third-party apps and through social networks on an opt-in basis. As users create more connections on our network, they often benefit from higher levels of fitness activity and overall value

*	See “Industry and Market Data.”

from our platform, leading to stronger user engagement and retention. Users with just one or more friend on our platform take on average approximately 8% more steps per day than users with no friends on our platform and are more than twice as likely to remain active on our platform for longer than 18 months.

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Improving health and fitness through goal-setting, personalized insights, premium services, and virtual coaching. Our primary goal is to help our users improve their health and fitness. We believe our platform assists users in changing their daily behavior, such as eating healthier foods or going for a run or walking more to reach a goal or win a challenge. We empower our users to set their own health and fitness goals and track their progress towards these goals. We also offer premium services on a subscription basis that provide personalized insights and virtual coaching through customized fitness plans and interactive video-based exercise experiences on mobile devices and computers. Our premium services feature in-depth data analysis and personalized reports, as well as benchmarking against peers.

Our Competitive Strengths—What Sets Us Apart

We believe the following strengths will allow us to maintain and extend our leadership position:

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Leading market position and global brand. Our singular focus on building a connected health and fitness platform, coupled with our leading market share, has led to our brand becoming synonymous with the connected health and fitness category. According to The NPD Group, Fitbit devices were the highest selling fitness activity trackers in the United States in 2014, with a 68% share of the U.S. fitness activity tracker market, by dollars, up from 58% in 2013.* We had nine of the top ten selling fitness activity trackers stock keeping units, or SKUs, in 2014, according to The NPD Group.* Since launching our first connected health and fitness device in September 2009, we have sold over 20.8 million connected health and fitness devices as of March 31, 2015, including more than 10.9 million in 2014.

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Broad range of connected health and fitness devices. We believe everyone’s approach to fitness is different, so we offer our users a range of connected health and fitness devices spanning multiple styles, form factors, and price points to allow people to find the devices that fit their lifestyles and goals. In addition to our wrist-based and clippable wearable health and fitness devices, we also offer a Wi-Fi connected scale that tracks weight, body fat, and BMI. We believe the breadth of our connected health and fitness devices provides us with a competitive advantage over our competitors, which often have a more limited line of products.

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Advanced, purpose-built hardware and software technologies. Our connected health and fitness devices leverage industry-standard technologies, such as Bluetooth low energy, as well as proprietary technologies, such as our PurePulse continuous heart rate tracking, and our algorithms that more accurately measure and analyze user health and fitness metrics. We devote significant resources to ensure that our devices effortlessly fit into our users’ lifestyles. For example, we design our small, lightweight, durable, and fashionable products to be optimized for power efficiency, which enables automatic wireless data syncing without compromising battery life. We place a similarly strong emphasis on our online dashboard and mobile apps to provide users with visualization of their progress and personalized guidance. Our highly-scalable cloud infrastructure enables millions of users around the world to engage with our platform in real-time.

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Broad mobile compatibility and open API. Our broad mobile compatibility and open API enable a large and growing health and fitness ecosystem that provides additional value to our existing users and extends our reach to potential new users. Our users can sync their Fitbit devices with, and view their online dashboard on, their computers and over 150 mobile devices, including iOS, Android, and Windows Phone products. This broad compatibility, combined with our market-leading position, has enabled us to build what we believe is the largest community of connected health and fitness device users. It also maximizes our addressable market as our connected health and fitness devices and mobile apps operate on more consumer devices. Additionally, we enable seamless integration with thousands

*	See “Industry and Market Data.”

of apps across iOS, Android, and Windows Phone through our open API, which allows our users to share data with third-party apps on an opt-in basis. During March 2015, our platform received on average over 200 million daily API requests from third-party apps and sent on average over 50 million daily API requests to third-party APIs, which demonstrates the breadth of our health and fitness ecosystem.

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Broad and differentiated go-to-market strategy. We have developed a broad go-to-market strategy that reaches individuals regardless of where they shop. We sell our products in over 45,000 retail stores and in more than 50 countries, through our retailers’ websites, through our online store at Fitbit.com, and as part of our corporate wellness offering. We believe the breadth and depth of our established selling channels and prominent presence in retail stores are unmatched in the connected health and fitness category and would be difficult for a competitor to replicate.

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Large and growing community and powerful network effects. The total number of registered users on our platform has grown from 1.1 million as of December 31, 2012, to 4.5 million as of December 31, 2013, to 14.6 million as of December 31, 2014, and to 19.0 million as of March 31, 2015. We believe the size and engagement of our community of users makes it more likely that users can connect with friends and family and attracts many new users to our platform. Each of our users add value to our platform by making progress towards their goals and syncing their data with our platform, which we leverage to provide better insights for our users. As our community of users continues to grow, we will develop a deeper understanding of our users and expect to deliver additional value to them through more detailed insights and analysis. We believe the growth and scale of our user community increases retention as users become not only more engaged with personalized and relevant content, but also less likely to leave a community in which many of their friends and family are active members.

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Direct relationship and continuous communication with our users. The connectivity of our devices allows us to better understand our users’ health and fitness goals. This connectivity also allows us to communicate the most relevant analysis, features, advice, and content to our users throughout the day with our online dashboard, mobile apps, emails, and notifications. We also utilize these communication channels to help our users become aware of our new products and services.

Our Growth Strategy

We intend to maintain and extend our position as the leading platform for connected health and fitness. Key elements of our growth strategy include:

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Continue to introduce innovative products. We will continue to develop the world’s most innovative and diverse connected health and fitness devices. Furthermore, we plan to continue to make significant investments in research and development to further strengthen our platform through both internally-developed and acquired technologies. In 2013 and 2014, we introduced five new connected health and fitness devices and added features including automatic sleep detection, heart rate tracking, call and text notifications, music control, and GPS tracking for speed, distance, and exercise routes.

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Introduce new features and services. We will continue to introduce innovative new features and services to increase user engagement and revenue. We believe that new features, such as heart rate tracking and automatic sleep detection, allow us to attract new users to our platform and also increase overall user satisfaction. We will also continue to enhance our online dashboard and mobile apps, provide greater personalized guidance, and additional premium services offerings. For example, we acquired FitStar in March 2015 to enhance our software and services offerings through interactive video-based exercise experiences on mobile devices and computers.

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Expand brand awareness and drive sales of our products and services. We intend to increase our marketing efforts to further expand global awareness of our brand and drive greater sales of our products and services. We intend to increase our global advertising efforts as well as seek new partnerships, such as our partnership with Tory Burch, to extend our brand’s reach and addressable market.

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Increase global distribution through select new channels. We believe that international markets represent a significant growth opportunity for us and we intend to expand sales of our products and services globally through select retailers and strategic partnerships.

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Further penetrate the corporate wellness market. We intend to increase our focus on building relationships with employers and wellness providers and increase revenue through employee wellness programs. The corporate wellness market for connected health and fitness devices is new and is subject to a variety of challenges, including whether employers will continue to invest in such programs, long sales cycles, and substantial upfront sales costs. However, we believe that as healthcare costs continue to rise and as employers continue to seek ways to keep their employees active, engaged, and productive, more employers will implement or enhance their corporate wellness programs. In order to grow our corporate wellness presence, we intend to enhance our corporate wellness offering as well as expand our sales team focused on this market.

Our Users

We aim to empower all people to improve their health and fitness, whatever their lifestyle or goals. Our community of users generally falls into three fitness levels and we design and market our products to them accordingly:

Everyday users represent our largest group of users. These users are looking to incorporate more activity into their daily routines as the primary means to improve their overall fitness through everyday activities, such as walking more or taking the stairs instead of the elevator. They are most interested in receiving feedback on daily activity measures such as steps, distance, calories burned, and active minutes. We primarily market the Fitbit Zip, Fitbit One, Fitbit Flex, and Fitbit Charge to Everyday users.

Active users exercise regularly to reach their fitness goals through activities such as running, using cardio equipment, and playing sports recreationally. As a result, these users are often interested in monitoring exercise intensity through heart rate tracking in addition to activity tracking. We primarily market the Fitbit Charge HR to Active users.

Performance users train regularly to improve their performance and achieve their personal bests. These users participate in endurance sports and fitness activities with higher intensity and longer duration, such as interval or distance running and cycling, and thrive on personal improvement and competition. Accordingly, these users are interested in GPS tracking of speed, distance, and exercise routes, in addition to heart rate and daily activity tracking. We primarily market the Fitbit Surge to Performance users.

What Our Connected Health and Fitness Devices Track

With each successive product offering, we have expanded the features and accuracy of our products and now track the following measures:

•	Steps. The cornerstone of our initial product offering, our trackers use accelerometers and proprietary algorithms that count the number of steps taken throughout their day.

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Calories burned. Our users can estimate the amount of calories burned throughout the day based on several methods depending on the tracker. We believe our more advanced devices that use our PurePulse heart rate tracking technology provide a more accurate estimate of calorie burn than non-PurePulse based products.

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Distance traveled. Our users can track the distance they have traveled throughout the day as a function of the number of steps they have taken throughout the day or through built-in GPS, depending upon the tracker.

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Heart rate. On trackers that are outfitted with our proprietary PurePulse technology, our users are able to automatically and continuously track their heart rate during everyday activity and exercise. Our PurePulse technology uses wrist-based optical LEDs, which measures heart rate using light reflection. We believe our PurePulse technology makes heart rate relevant as a means to more accurately measure calorie burn, maintain intensity during exercise, and train more effectively by using heart rate zones. Additionally, our heart rate tracking technology can conveniently provide our users with their resting heart rate, which is a widely used indicator of cardiovascular fitness and conditioning.

•	Floors climbed. Using a built-in altimeter sensor, our users are able to track flights of stairs climbed, which encourages users to take the stairs instead of using an escalator or elevator.

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Sleep duration and quality. Users can track their sleep duration and quality on many of our connected health and fitness trackers, including restless and awake episodes throughout the night. Our newer trackers allow users to track this data automatically.

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Active minutes. Our trackers detect the number of minutes our users are more active. The Centers for Disease Control recommends that people strive for 150 minutes of moderate-intensity aerobic activity per week.

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GPS-based tracking. Our Fitbit Surge allows our users to track their speed, distance, and exercise routes using the GPS capability integrated into the device during activities such as running, cycling, hiking, and walking. For those without Fitbit Surge, our mobile apps provide GPS tracking using the phone’s GPS capability.

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Weight, body fat, and BMI. Our Fitbit Aria Wi-Fi connected scale allows users to track weight, BMI, lean mass, and body fat percentage separately and privately for up to eight users, helping individuals to track progress towards and achieve their body composition goals.

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Caloric intake. Through our mobile apps, we provide a database with more than 300,000 specific food items that can be searched and tracked. Users can log food consumption and set calorie budgets based on their caloric intake and daily activity to achieve a desired weight goal.

Our Devices

We believe everyone’s approach to fitness is different, so we have created products with a wide variety of styles, sizes, features, and price points.

Fitbit Zip is our entry-level wireless activity tracker for Everyday users that allows them to track the most important daily activity statistics such as steps, distance, calories burned, and active minutes. As a clippable tracker, Fitbit Zip can be worn discreetly in a pocket or on a belt. We offer the Fitbit Zip in five colors with a replaceable watch battery that lasts up to six months. Fitbit Zip has a U.S. MSRP of $59.95.

Fitbit One is a more advanced clippable wireless tracker for Everyday users that tracks stairs climbed and sleep in addition to daily steps, distance, calories burned, and active minutes. Fitbit One also has a silent alarm that gently vibrates to wake users at a desired time. Fitbit One is available in two colors and offers a rechargeable battery that lasts ten to fourteen days. Fitbit One has a U.S. MSRP of $99.95.

Fitbit Flex is our first wristband-style tracker, with a sleek and stylish design intended for Everyday users. Fitbit Flex tracks steps, distance, calories burned, active minutes, and sleep. Fitbit Flex also has a silent alarm that gently vibrates to wake users at a desired time. We believe that our wristband users, as compared to our clippable tracker users, are more open to wearing an activity tracker in a visible location and more interested in easy and quick access to information. Fitbit Flex features LED lights to show users’ progress towards their primary daily goal, with each light representing the achievement of 20% of their goal. We also offer users the ability to change wristbands for different colors to match their mood or personal style. Fitbit Flex is available in ten colors and its rechargeable battery lasts up to five days. Fitbit Flex has a U.S. MSRP of $99.95.

Fitbit Charge is our premier wireless activity and sleep wristband for Everyday users that we began selling in October 2014. It tracks steps, distance, calories burned, active minutes, floors climbed, and sleep. Designed for users who want instant access to activity statistics during their day, Fitbit Charge features a bright OLED display that shows users’ daily activity and time of day, as well as incoming caller ID notifications when the device is paired with the user’s phone. Fitbit Charge tracks sleep automatically and similar to the Fitbit Flex and Fitbit One, offers a silent wake alarm. Fitbit Charge is available in four colors and three sizes and is powered by a rechargeable battery that lasts seven to ten days. Fitbit Charge has a U.S. MSRP of $129.95.

Fitbit Charge HR is a wireless heart rate and activity wristband for Active users that we began selling in December 2014. Fitbit Charge HR offers all the features available on the Fitbit Charge and also includes our proprietary PurePulse heart rate tracking technology. Fitbit Charge HR is available in two colors and three sizes, and uses a rechargeable battery that lasts up to five days. Fitbit Charge HR has a U.S. MSRP of $149.95.

Fitbit Surge is our fitness “super watch” for Performance users that we began selling in December 2014. It combines popular features of a GPS watch, heart rate tracker, activity tracker, and smartwatch. On its touch screen LCD display, Fitbit Surge displays real-time statistics from its built-in GPS tracker such as speed, distance, and exercise routes. Fitbit Surge incorporates our PurePulse heart rate technology and can track heart rate during a variety of distinct cardiovascular workouts and other exercises. It is also designed with advanced smartwatch features, including text and call notifications and music control. Like our other trackers, it measures daily activities such as steps, distance, calories burned, floors climbed, and active minutes and automatically tracks sleep at night. Fitbit Surge is available in three colors and three sizes and incorporates a rechargeable battery that lasts up to seven days. Fitbit Surge has a U.S. MRSP of $249.95.

Fitbit Aria is our Wi-Fi connected scale that tracks weight, body fat percentage, and BMI. Fitbit Aria identifies users and shows their weight and body fat percentage on its easy-to-read display. The device recognizes up to eight individual users separately and privately. Fitbit Aria is available in two colors and runs on standard AA batteries. Fitbit Aria has a U.S. MSRP of $129.95.

Fitbit Accessories include colored bands for Fitbit Flex, colored clips for Fitbit One and Fitbit Zip, device charging cables, wireless sync dongles, band clasps, sleep bands, and Fitbit apparel. In addition, our partner Tory Burch offers a pendant and wristband accessory collection for Fitbit Flex. These accessories are offered at U.S. MSRPs ranging from $4.95 to $195.00.

Our Interactive Experience

Fitbit online dashboard and mobile apps. We offer our users a personalized online dashboard and mobile apps that sync automatically with, and display real-time data from, our connected health and fitness devices. Through these offerings, we provide users with charts and graphs of their progress, deeper analysis of their activities, and the ability to log caloric intake. Additionally, we motivate users through real-time feedback including notifications, leaderboard and challenge updates, and virtual badges. Our platform also offers users social features, such as leaderboards and challenges, that allow users to receive and provide support and engage in friendly competition. Our online dashboard and mobile apps are available for free through the iOS App Store, Google Play, Windows Store, and on Fitbit.com.

Fitbit Premium is our premium membership that serves as a 24/7 virtual personal trainer delivered to users through any web browser. The program features personalized and dynamic 12 week fitness plans to gradually increase activity levels. It also includes personalized reports and analysis of weekly data accompanied by recommended health and fitness targets and comparisons against peer benchmarks for weight, activity, and sleep. Fitbit Premium is offered on a subscription basis for U.S. $49.99 per year.

FitStar. In March 2015, we acquired FitStar, a provider of interactive video-based exercise experiences on mobile devices and computers that utilize proprietary algorithms to adjust and customize workouts for individual users based on data gathered during their workouts. Through our FitStar offerings, we provide exercise programs through personal trainer and yoga apps that continuously adjust to our users based on feedback throughout the workout. FitStar is offered monthly for U.S. $7.99 or on an annual subscription basis for U.S. $39.99 per year.

Compatibility and Wireless Syncing

In order to reach the widest set of users and facilitate a strong social experience on our platform, we focus on ensuring that our devices are compatible with a broad range of mobile devices and operating systems. Currently, our users can sync their Fitbit devices with, and use their online dashboard on, over 150 mobile devices including iOS, Android, and Windows Phone operating systems. Additionally, our users can access their online dashboard through a web browser on any smartphone, tablet, PC, or Mac.

Our connected health and fitness trackers wirelessly sync with our online dashboard and mobile apps through Bluetooth low energy technology. This power efficient technology enables our devices to sync with our mobile apps automatically, allowing us to provide users with real-time feedback and notifications. For syncing our fitness trackers with computers, we include a Bluetooth low energy wireless sync dongle with each fitness tracker that plugs into any computer’s USB port. Our Fitbit Aria Wi-Fi connected scale syncs data wirelessly and automatically with users’ computers through their home Wi-Fi network. The combination of our cross-platform compatibility and wireless syncing capabilities provides our users with the most seamless connected health and fitness experience in the market and differentiates us from our competitors, which may only sync to a single mobile operating system, such as iOS, or to a more limited number of Android mobile devices, or not to computers at all.

Our Commitment to Privacy

We take privacy seriously and offer our users high levels of privacy and security. We are committed to respecting our users’ privacy, letting our users decide how their information is used and shared, and keeping their data safe.

We have developed our data collection and use practices in accordance with the Fair Information Practice Principles, more commonly known as FIPPs. We are committed to the following privacy principles as outlined in our privacy policy:

•	Limited Collection. We only collect data that is useful to improving our products, services, and user experience.

•	Transparent and Easy to Understand Policies. We are transparent about our data practices and explain them in clear language.

•	No Unexpected Uses. We never sell user data or use it other than as described in our privacy policy.

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Clear Notice and Consent. We only share personally identifiable data with third parties, including employers, when our users consent to the sharing and under the limited circumstances outlined in our privacy policy where users’ personally identifiable data can be shared without specific consent, such as our receipt of search warrants or subpoenas from law enforcement agencies or in response to a validly issued legal process in a civil litigation matter. We do not currently share information such as heart rate data or geolocation data with employers under our corporate wellness offerings and do not intend to share such data in the future without specific user consent.

•	Prioritize Security. We take the security of our users’ data seriously. We use a combination of technical and administrative security controls to maintain the security of user data.

Our platform enables users to share information from Fitbit on an opt-in basis with friends, family, and other parties. Users may link their Fitbit accounts to third-party apps, send status updates on social networks, such as Facebook and Twitter, or share certain data with employers as part of a corporate wellness program. We allow our users to revoke their consent to share data with third parties at any time using their Fitbit account settings. If users choose to share their data with a third party, the data is governed by the privacy policy of the third party.

Research and Development

We are passionate about developing innovative products and services that empower our users to reach their health and fitness goals. We believe our future success depends on our ability to develop new products and features that expand the versatility and performance of our existing platform and we plan to continue to invest significant resources to enhance performance, functionality, and convenience and style for our users.

Our global research and development team supports the design and development of our connected health and fitness devices, proprietary sensors, firmware, data algorithms, and online dashboard and mobile apps. The team is comprised of dedicated research employees, electrical engineers, mechanical engineers, firmware engineers, site operations engineers, and mobile app developers. Our research and development team is primarily based at our headquarters in San Francisco, California as well as several other worldwide locations.

Our research and development expenses were $16.2 million, $27.9 million, and $54.2 million, for 2012, 2013, and 2014, respectively, and $9.1 million and $22.4 million for the three months ended March 31, 2014 and 2015, respectively.

Manufacturing, Logistics and Fulfillment

We outsource the manufacturing of our products to several contract manufacturers, including Flextronics which is our primary contract manufacturer. These contract manufacturers produce our products in their facilities located in Asia. The components used in our products are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers selected by us and located worldwide. Our operations employees coordinate our relationships with our contract manufacturers and component suppliers. We believe that using outsourced manufacturing enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including, whether or not to utilize new or alternative contract manufacturers or component suppliers.

Under our agreement with Flextronics, Flextronics manufactures certain of our products using design specifications, quality assurance programs, and standards that we establish. We pay for and own all tooling and other equipment specifically required to manufacture our products and have purchase commitments based on our purchase orders and demand forecasts for certain amounts of finished goods, works-in-progress, and components purchased in order to support such purchase orders and forecasts. The agreement has an initial term of one-year that ends in March 2016, and automatically renews for successive one-year terms unless either party provides at least 90 days prior written notice. We may terminate for convenience upon providing at least 90 days prior written notice and Flextronics may terminate for convenience upon providing at least 180 days prior written notice.

We work with third-party fulfillment partners that deliver our products from multiple locations worldwide, which allows us to reduce order fulfillment time, reduce shipping costs, and improve inventory flexibility.

Sales Channels and Customers

We sell our products through three primary channels:

Retail channel. We offer our products in over 45,000 retail stores and in more than 50 countries. We focus on building close relationships with our retailers, working with them to merchandise our products in a compelling manner both in-store and on their e-Commerce sites, promote our products through their marketing efforts, and educate their sales forces about our products.

•	Consumer electronics and specialty retailers. Our products are sold by retailers with a large domestic and international presence such as Best Buy.

•	e-Commerce retailers. Our products are sold on Amazon.com, in addition to e-Commerce sites of our retailers.

•	Mass merchant, department store, and club retailers. Our products are sold by large retailers, including Costco, Target, and Walmart.

•	Sporting goods and outdoors retailers. Our products are sold by sporting goods and outdoors retailers, including Dick’s Sporting Goods, REI, and The Sports Authority.

•	Wireless carriers. Our products are sold by wireless carriers, including AT&T, Sprint, and Verizon.

Consumer direct channel. We sell our full line of products directly to consumers in the United States and other countries through our online store at Fitbit.com. We drive consumers to our website through online and offline advertising as well as marketing promotions.

Corporate wellness channel. We offer products and services to employers looking to enhance their employee wellness programs. We sell our corporate wellness offering directly to employers or through partners, such as wellness program providers and insurance companies. Through our corporate wellness offering employers can purchase our products in bulk for their employees. We also offer a range of other services to maximize wellness program success, such as easy employee onboarding, an engaging employee leaderboard, real-time group reporting for company administrators, and employee insight into progress towards program goals. We can also integrate with our partners’ existing wellness programs.

Marketing and Advertising

Our marketing and advertising programs are focused on building global brand awareness, increasing product adoption, and driving sales. Our marketing and advertising efforts target a wide range of consumers and leverage traditional advertising methods (including television, cinema, and print magazines), sponsorships and public relations, digital marketing, channel marketing, and endorsements by professional athletes and celebrities.

Our in-store merchandising strategy focuses on our POP displays. We provide retailers with freestanding, in-line, and endcap POP displays of varying sizes. These displays communicate our marketing messages, present our products and their features and, in many cases, allow consumers to try on our devices and view an interactive app that enables them to learn more about our products.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely upon a combination of patent, copyright, trade secret, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights.

As the leader in the fast-growing market for connected health and fitness devices, we have developed a significant patent portfolio to protect certain elements of our proprietary technology. As of March 31, 2015, we had 77 issued patents and 132 patent applications pending in the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. To protect our brand, as of March 31, 2015, we had an international trademark portfolio comprised of 65 registered trademarks and 139 trademark applications pending with filings in 68 countries.

Competition

We hold a leading market position in the U.S. fitness activity tracker market, with a 68% share, by dollars, in 2014, according to The NPD Group.* However, the market for connected health and fitness devices is both evolving and competitive. The connected health and fitness devices category has a multitude of participants including specialized consumer electronics companies such as Garmin, Jawbone, and Misfit, and traditional health and fitness companies such as adidas and Under Armour. In addition, many large, broad-based consumer electronics companies either compete in our market or adjacent markets or have announced plans to do so, including Apple, Google, LG, Microsoft, and Samsung. For example, Apple has recently introduced the Apple Watch smartwatch, with broad-based functionalities, including some health and fitness tracking capabilities. We also compete with a wide range of stand-alone health and fitness-related mobile apps that can be purchased or downloaded through mobile app stores.

The principal competitive factors in our market include:

•	brand awareness and focus;

•	breadth of product offerings;

•	battery life, sensor technology, and tracking features;

•	online and mobile app experience;

•	strength of sales and marketing efforts; and

•	distribution strategy.

We believe we compete favorably with our competitors on the basis of these factors as a result of our leading market position and global brand, advanced and proprietary sensor technologies, software-driven online dashboard and mobile apps, our motivational and social tools, and our premium software offerings. By offering a broad range of products spanning styles and affordable price points and cross-platform compatibility, we empower a wide range of individuals with different fitness routines and goals that are difficult for other competitors to address. Moreover, our singular focus on building a connected health and fitness platform, coupled with a leading market share, has led to our brand becoming synonymous with the connected health and fitness category. This singular focus on health and fitness has driven us to dedicate significant resources to developing proprietary sensors, algorithms, and software to ensure that our products, which are specifically oriented towards health and fitness, have accurate measurements, insightful analytics, compact sizes, durability, and long battery lives. We believe this singular focus allows us to compete favorably with companies that have introduced or have announced plans to introduce devices with broad-based functionalities, including health and fitness tracking capabilities, which are not necessarily optimized for health and fitness usage. Furthermore, our platform and open API have together enabled us to establish a large and growing health and fitness ecosystem that not only provides additional value to our existing users, but also extends our reach to potential new users. This broad compatibility, combined with our market-leading position, has enabled us to attract what we believe is the largest community of connected health and fitness device users, making it more likely that users can connect with friends and family and creating positive network effects that reinforce our growth and user retention.

Employees

As of December 31, 2012, 2013, and 2014, and March 31, 2015, we had 115, 222, 469, and 579 global employees, respectively. We have not experienced any work stoppages. We consider our relationship with our employees to be good.

Facilities

We are a global company with our corporate headquarters located in San Francisco, California. This facility comprises approximately 92,000 square feet of space. Our current lease, entered into in September 2013, expires

*	See “Industry and Market Data.”

in April 2020 with the option to extend the term of the lease for an additional five years. We also lease additional office space in San Francisco and around the world.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of                     , 2015.

Name	Age	Position(s)

Executive Officers

James Park	38	President, Chief Executive Officer, and Chairman

Eric N. Friedman	38	Chief Technology Officer and Director

William Zerella	58	Chief Financial Officer

Hansgregory C. Hartmann	57	Chief Operations Officer

Andy Missan	53	Vice President and General Counsel

Timothy Roberts	43	Vice President, Interactive

Edward M. Scal	55	Chief Revenue Officer

Non-Employee Directors

Jonathan D. Callaghan(2)(3)*	46	Director

Steven Murray(1)(3)	46	Director

Christopher Paisley(1)(2)	62	Director

*	Lead independent director.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers

James Park is our co-founder and has served as a member of our board of directors since March 2007, as our Chairman since May 2015, and as our President and Chief Executive Officer since September 2007. Previously, Mr. Park served as a Director of Product Development at CNET Networks, Inc., an online media company. Prior to CNET Networks, Mr. Park served as the President and a co-founder of Wind-Up Labs, Inc., an online photo sharing company acquired by CNET Networks in April 2005. He was also Chief Technology Officer and a co-founder of Epesi Technologies, Inc., a software company. Mr. Park attended Harvard College where he studied computer science. Mr. Park was selected to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder, President, and Chief Executive Officer.

Eric N. Friedman is our co-founder and has served as a member of our board of directors since March 2007 and as an executive officer since September 2007, including most recently as our Chief Technology Officer. Previously, Mr. Friedman served as an engineer manager at CNET Networks. Prior to CNET Networks, Mr. Friedman served as a co-founder of Wind-Up Labs, a founding engineer of Epesi Technologies, and a technical member of the Real-Time Collaboration Group at Microsoft Corporation. Mr. Friedman holds a B.S. and an M.S. in computer science from Yale University. Mr. Friedman was selected to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and Chief Technology Officer.

William Zerella has served as our Chief Financial Officer since June 2014. From October 2011 to June 2014, Mr. Zerella served as Chief Financial Officer of Vocera Communications, Inc., a publicly held wireless healthcare communications company. Prior to Vocera, from July 2006 to September 2011, Mr. Zerella served as

Chief Financial Officer for Force10 Networks Inc., a networking company acquired by Dell Inc. Prior to Force10, Mr. Zerella served as Chief Financial Officer at Infinera Corporation, a telecom equipment provider, and Chief Financial Officer at Calient Networks, Inc., an optical equipment provider. Mr. Zerella has also held various other senior level financial and business management positions at several companies, including GTECH Corporation and Deloitte & Touche LLP. Mr. Zerella holds a B.S. in accounting from the New York Institute of Technology and an M.B.A. from the Leonard N. Stern School of Business at New York University.

Hansgregory C. Hartmann has served as our Chief Operations Officer since February 2011. From April 2010 to February 2011, Mr. Hartmann served as Chief Operations Officer of Skyline Solar, Inc., a supplier of solar energy systems. From February 2009 to July 2009, Mr. Hartmann served as Vice President of Operations at Element Labs, Inc., a manufacturer of LED technology, and from August 2009 to March 2010 as Vice President of Operations and Hardware Engineering at Element Labs. After Element Labs was acquired by Barco N.V. in March 2010, Mr. Hartmann served as Vice President and General Manager of Barco Video Lighting Solutions until April 2010. Mr. Hartmann previously served as Senior Vice President of Operations at Dash Navigation, Inc., a provider of automotive GPS solutions, Senior Vice President of Operations at OQO, Inc., a computer hardware company, Vice President of Operations at Wave7 Optics, Inc., an optical networks company, Vice President of Operations at Force10 Networks, Vice President of Operations at ConvergeNet Technologies, Inc., a data storage company, and Vice President of Manufacturing Operations at JetFax, Inc., an internet fax services company. Prior to JetFax, Mr. Hartmann served for approximately 15 years in various quality, operations, and marketing management roles at Hewlett-Packard Company, an information technology company. Mr. Hartmann holds a B.S. in electrical engineering from New Jersey Institute of Technology and an M.S. in manufacturing systems engineering from Stanford University.

Andy Missan has served as our Vice President and General Counsel since March 2013. From July 2009 to October 2012, Mr. Missan served as Vice President and General Counsel at Bytemobile, Inc., a mobile video optimization company. Prior to Bytemobile, Mr. Missan served as Vice President and General Counsel of MobiTV, Inc., a provider of mobile video solutions, Vice President and General Counsel of Danger, Inc., a mobile devices and services company, and Vice President and General Counsel of Replay TV, Inc., a DVR technology company. He has also held senior legal and business affairs positions at the RCA Records Label/BMG Entertainment and Sony Music Entertainment Inc. Mr. Missan holds a B.A. in government from Oberlin College and a J.D. from Northwestern University School of Law.

Timothy Roberts has served as our Vice President, Interactive since September 2010. From July 2007 to September 2010, Mr. Roberts served as the founder and Chief Executive Officer of Infectious, LLC, a print-on-demand platform. Prior to Infectious, Mr. Roberts served as the Vice President of Product and Marketing at Odeo, Inc., a podcasting company, Senior Director of Product Management at Yahoo! Inc., an internet company, Vice President of Product Management and co-founder of Bigstep.com, a hosting company acquired by Affinity Internet in 2002, and Director of Products at T/Maker Company, a personal computer software company acquired by Deluxe Corporation in 1994. Mr. Roberts holds a B.A. in psychology from Vassar College.

Edward M. Scal has served as our Chief Revenue Officer since October 2010. From November 2007 to October 2010, Mr. Scal served as a partner at Avanti Growth Partners, a private equity and consulting firm. Prior to Avanti, Mr. Scal served as Executive Vice President and a member of the board of directors of CamelBak Products LLC, an outdoor equipment company, Senior Vice President at Kransco Partners LLP, a private equity firm, Director of Business Development at Kransco Group Companies, a toy company, Director of Development at Visa International, a financial services company, Product Manager at General Mills, a food products company, and as an analyst at Cambridge Associates. Mr. Scal holds a B.A. in history from Williams College and an M.B.A. from Stanford Business School.

Non-Employee Directors

Jonathan D. Callaghan has served as a member of our board of directors since September 2008. Mr. Callaghan is a founder and has served as a Managing Partner of True Ventures, a venture capital firm, since

January 2006. Prior to True Ventures, Mr. Callaghan served as a Managing Director at Globespan Capital, a venture capital firm, and as a Managing Partner at CMGI@Ventures, CMGI Inc.’s affiliated venture capital group. Prior to this, Mr. Callaghan worked for AOL Inc.’s Greenhouse, the venture capital/incubator for AOL, and as an associate at Summit Partners. Mr. Callaghan holds an A.B. in government from Dartmouth College and an M.B.A. from Harvard Business School. Mr. Callaghan was selected to serve as a member of our board of directors due to his extensive experience with technology companies.

Steven Murray has served as a member of our board of directors since June 2013. Mr. Murray is a Partner at SoftBank Capital, a venture capital firm, where he has worked since April 1996. Prior to this, Mr. Murray worked for Deloitte & Touche LLP where he specialized in serving high growth technology based businesses. Mr. Murray also serves on the board of directors of a number of private companies. Mr. Murray holds a B.S. in accounting from Boston College. Mr. Murray was selected to serve as a member of our board of directors due to his extensive experience with technology companies.

Christopher Paisley has served as a member of our board of directors since January 2015. Mr. Paisley has served as the Dean’s Executive Professor of Accounting at the Leavey School of Business at Santa Clara University since January 2001. Prior to this, Mr. Paisley served as Senior Vice President of Finance and Chief Financial Officer for 3Com Corporation, a digital electronics manufacturer. Mr. Paisley currently serves on the boards of directors of Ambarella, Inc., Bridge Capital Holdings, Control4 Corporation, Equinix, Inc., Fortinet, Inc., and YuMe, Inc. He also previously served as a director of 3PAR Inc. and Volterra Semiconductor Corporation. Mr. Paisley holds a B.A. in business economics from the University of California, Santa Barbara and an M.B.A. from the Anderson School at the University of California, Los Angeles. Mr. Paisley was selected to serve as a member of our board of directors due to his extensive experience in the financial services industry and academia.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

Board of Directors Composition

Current Board of Directors

Under our second amended and restated bylaws as in effect prior to the completion of this offering, our board of directors may set the authorized number of directors. Our board of directors has set the authorized number of directors as seven. Our board of directors currently consists of five members with two vacancies.

Pursuant to our third amended and restated voting agreement dated as of June 6, 2013, Messrs. Park, Friedman, Callaghan, Murray, and Paisley have been designated to serve as members of our board of directors. Pursuant to that agreement, Messrs. Park and Friedman were designated as the representatives of our common stock, Mr. Callaghan was designated as the representative of our Series A-1 convertible preferred stock, Mr. Murray was designated as the representative of our Series D convertible preferred stock, and Mr. Paisley was designated jointly by the holders of our common stock and convertible preferred stock as an independent director. The amended and restated voting agreement will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering. Currently serving members of our board of directors will continue to serve as directors until their death, resignation, or removal or until their successors are duly elected by the holders of our common stock.

Classified Board of Directors

Our restated certificate of incorporation that will be in effect immediately prior to the completion of this offering provides that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Callaghan and Murray, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be Messrs. Paisley and Friedman, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III director will be Mr. Park, and his term will expire at the annual meeting of stockholders to be held in 2018.

So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws Provisions” for additional information.

Director Independence

The listing rules of the New York Stock Exchange generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the closing of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent.

Our board of directors has determined that none of our non-employee directors has a material relationship with us and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions described in the section titled “Certain Relationships and Related-Party Transactions.”

Lead Independent Director

Our board of directors has appointed Mr. Callaghan to serve as our lead independent director upon the completion of this offering. As lead independent director, Mr. Callaghan will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Prior to the completion of this offering, our board of directors will adopt a charter for each of these committees. Following the completion of this offering, copies of the charters for each committee will be available without charge on the Investor Relations portion of our website.

Audit Committee

Our audit committee is comprised of Mr. Paisley, who is the chair of the audit committee, and Mr. Murray. Each member of our audit committee is independent under the current New York Stock Exchange and SEC rules and regulations and we intend to comply with the requirement to have a minimum of three members on our audit committee within the applicable transition period. Each member of our audit committee is financially literate as required by current New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Paisley is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent accountants, our interim and year-end operating results;

•	review our policies on risk assessment and risk management;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues;

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and

•	review related-party transactions and proposed waivers.

Compensation Committee

Our compensation committee is comprised of Mr. Callaghan, who is the chair of the compensation committee, and Mr. Paisley. The composition of our compensation committee meets the requirements for independence under current New York Stock Exchange and SEC rules and regulations. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	determine and approve, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	recommend to our board of directors the compensation of our non-employee directors;

•	administer our stock and equity incentive plans;

•	review and approve, or make recommendations to our board of directors regarding cash-based and equity-based incentive compensation plans; and

•	review our overall compensation strategy.

Nominating and Governance Committee

The nominating and governance committee is comprised of Mr. Murray, who is the chair of the nominating and governance committee, and Mr. Callaghan. The composition of our nominating and governance committee meets the requirements for independence under current New York Stock Exchange and SEC rules and regulations. Our nominating and governance committee will, among other things:

•	identify and recommend candidates for membership on our board of directors;

•	oversee the process of evaluating the performance of our board of directors and each committee of the board of directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and policies; and

•	advise our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2014.

In June 2013 through August 2013, we sold shares of our Series D convertible preferred stock to True Ventures II, L.P. and Foundry Venture Capital 2007, L.P. and Foundry Group Select Fund, LP., or together, the Foundry Group Funds. Mr. Callaghan, a member of our compensation committee, is a founder and a managing partner of True Ventures. Brad Feld, a member of our board of directors and our compensation committee to May 2015, is a founder and managing director of Foundry Group. See the section titled “Certain Relationships and Related-Party Transactions—Series D Convertible Preferred Stock Financing” for additional information.

Codes of Conduct and Ethics

Our board of directors has adopted codes of conduct and ethics that apply to all of our employees, officers, and directors. The full text of our codes of conduct and ethics will be posted on the Investor Relations section of our website. We intend to disclose future amendments to certain provisions of our codes of conduct and ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

Director Compensation

In 2014, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors. All compensation that we paid to Messrs. Park and Friedman, our only employee directors, is set forth in the table below in the section titled “Executive Compensation—Summary Compensation Table.” No compensation was paid to our employee directors in their capacities as directors in 2014. As of December 31, 2014, none of our directors held outstanding stock options or other equity awards.

In February 2015, we granted Mr. Paisley an option to purchase 40,000 shares of our Class B common stock as compensation for Mr. Paisley’s service as a member of our board of directors as described below in the section titled “—Non-Employee Director Equity Compensation.” This stock option vests in equal monthly installments over two years. In the event of a change of control, all of the unvested shares subject to this option will become immediately vested and exercisable as of the date immediately prior to the change of control.

In January 2015, our board of directors approved the following cash and equity compensation for our non-employee directors:

Non-Employee Director Equity Compensation

Initial Equity Grant. Each non-employee director appointed to our board of directors on or following January 2015 and prior to the completion of this offering will be granted an option to purchase 40,000 shares of our Class B common stock, with each such option vesting in equal monthly installments over two years. In the event of a change of control, all of the unvested shares subject to each such option will become immediately vested and exercisable as of the date immediately prior to the change of control.

Following the completion of this offering, instead of receiving a stock option grant as described above, each non-employee director appointed to our board of directors will be automatically granted an initial grant of RSUs on the date of his or her appointment to the board of directors having an aggregate fair market value of $150,000 (with such amount pro-rated based on the number of days between the date of such director’s appointment and the date of our first annual meeting of stockholders following the date of grant (or to the extent that we have not determined the date of the next annual meeting of stockholders on or before the date of grant, May 15 following the date of grant)). The RSUs will fully vest on the date of our first annual meeting of stockholders following the date of grant or immediately prior to the consummation of a change of control event. If an individual is appointed as a non-employee director at an annual meeting of stockholders, he or she will be granted an annual equity grant, as described below, in lieu of the initial equity grant.

Annual Equity Grant. On the date of each annual meeting of stockholders following the completion of this offering (commencing with our 2016 annual meeting of stockholders), each non-employee director who is serving on our board of directors on the date of such annual meeting will be automatically granted RSUs having an aggregate fair market value of $150,000. The RSUs will fully vest on the earlier of (i) the date of the following year’s annual meeting of stockholders (but only for a non-employee director who does not stand for re-election at, or is not re-elected at, the following year’s annual meeting of stockholders but who otherwise serves on the board of directors until the date of such meeting) and (ii) the date that is one year following the date of grant.

Non-Employee Director Cash Compensation

Following the completion of this offering, each non-employee director will also be entitled to receive an annual cash retainer of $40,000 for service on the board of directors and additional annual cash compensation for committee membership as follows:

•	Audit committee member: $10,000

•	Audit committee chair: $20,000

•	Compensation committee member: $7,500

•	Compensation committee chair: $15,000

•	Nominating and governance committee member: $5,000

•	Nominating and governance committee chair: $10,000

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding all compensation awarded to, earned by or paid to our President and Chief Executive Officer and our two most highly compensated executive officers (other than our President and Chief Executive Officer) for 2014.

Name and Principal Position	Year	Salary ($)		Bonus(1)	Options Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
James Park	2014	$222,179	(4)	$80,000	$7,532,909	$9,537	$7,844,625
President and Chief Executive Officer

Eric N. Friedman	2014	222,179	(4)	80,000	7,532,909	12,707	7,847,795
Chief Technology Officer

William Zerella	2014	169,423	(4)	40,833	4,774,211	6,622	4,991,089
Chief Financial Officer

(1)	The amounts reported in this column represent bonuses awarded at the discretion of our board of directors.
(2)

The amounts reported in this column represent the aggregate grant date fair value of the stock options granted to the named executive officers during 2014 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 12 of the notes to our consolidated financial statements included in this prospectus.

(3)

The amounts reported in this column represent life insurance and health insurance premiums paid by us on behalf of our named executive officers. We also pay such premiums on behalf of all of our employees.

(4)	As of December 31, 2014, Mr. Park and Mr. Friedman had a base salary of $250,000, and Mr. Zerella had a base salary of $300,000 (prorated for 2014 to his start date).

Offer Letters and Employment Arrangements

We currently do not have employment agreements or offer letters with any of our named executive officers other than Mr. Zerella. All of our named executive officers are employed on an at-will basis, with no fixed term of employment.

James Park

As a founder, Mr. Park, our President and Chief Executive Officer, did not enter into an offer letter or any other formal arrangement or understanding with us regarding his employment. We currently have no employment agreement with Mr. Park. Mr. Park is an at-will employee.

Eric N. Friedman

As a founder, Mr. Friedman, our Chief Technology Officer, did not enter into an offer letter or any other formal arrangement or understanding with us regarding his employment. We currently have no employment agreement with Mr. Friedman. Mr. Friedman is an at-will employee.

William Zerella

Mr. Zerella is party to an offer letter with us dated April 24, 2014 pursuant to which he agreed to serve as our Chief Financial Officer. He is eligible to receive an annual bonus of up to $70,000 (prorated for 2014 to his start date). Pursuant to the offer letter, Mr. Zerella also received an option to purchase 1,441,354 shares of our Class B common stock. The offer letter also provides that if Mr. Zerella’s employment is terminated by us without cause during the first 12 months following his start date, he will be entitled to continued payment of his then-current monthly base salary, plus payment by us of COBRA premiums for him and eligible dependents, for a period of six months following the date of termination of employment.

Potential Payments upon Termination, Change of Control, or IPO

In connection with an involuntary termination (as defined in their respective stock option agreements) of employment upon or within 12 months following a change of control (as defined in their respective stock option agreements) or this offering, Messrs. Park and Friedman will receive accelerated vesting with respect to 50% of the total number of unvested shares subject to the stock option awards granted to each in August 2014 as of the date of such involuntary termination. Mr. Zerella will receive accelerated vesting with respect to 100% of the total number of unvested shares subject to the option award granted in June 2014 if, in connection with a change of control or within 12 months following such change of control, he is (i) terminated without cause (as defined in his stock option agreement) or (ii) there is a constructive termination event (as defined in his stock option agreement) and he terminates his employment within six months following such constructive termination event. In addition, under the terms and conditions of Mr. Zerella’s offer letter, as described above, Mr. Zerella is entitled to receive certain severance benefits upon certain terminations of employment. See the section titled “—2014 Outstanding Equity Awards at Year-End Table” for additional information.

2014 Outstanding Equity Awards at Year-End Table

	Option Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Options Exercise Price ($)	Option Expiration Date
James Park	9/27/2011	(2)	1,113,222	256,898	(3)	$0.08	9/26/2021
	8/7/2014	(4)	—	2,162,032		5.45	8/6/2024
Eric N. Friedman	9/27/2011	(2)	1,113,222	256,898		0.08	9/26/2021
	8/7/2014	(4)	—	2,162,032		5.45	8/6/2024
William Zerella	6/10/2014	(5)	—	1,441,354		3.44	6/9/2024

(1)	All of the outstanding equity awards described in this table were granted under our 2007 Plan.
(2)

1/4th of the total number of shares subject to the option vested on September 27, 2012 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date.

(3)

In August 2014, our board of directors approved a modification to this stock option to provide that, in the event Mr. Park is terminated prior to the closing of this offering, the post-termination exercise period of the stock option will be extended to be until the earlier of (i) the six-year anniversary of Mr. Park’s termination and (ii) the applicable ten-year expiration date of the stock option, provided however, that the extended exercise period will terminate on the one-year anniversary of this offering or the closing of a liquidation event of the company. The stock-based compensation expense related to this modification is immaterial.

(4)

1/48th of the total number of shares subject to the option vest on May 1, 2015 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date. In connection with an involuntary termination of employment upon or within 12 months following a change of control or this offering, 50% of the total number of unvested shares subject to the option will become immediately vested and exercisable.

(5)

1/4th of the total number of shares subject to the option vest on June 9, 2015 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option on each month thereafter, subject to continued service to us through each vesting date. If there is a change of control and in connection with such change of control or within 12 months of a change of control Mr. Zerella is (i) terminated without cause or (ii) there is a constructive termination event and Mr. Zerella terminates employment with us within six months following such constructive termination event, 100% of the total number of unvested shares subject to the option will become immediately vested and exercisable, upon the date of such termination or constructive termination.

Employee Benefit Plans

Amended and Restated 2007 Stock Plan

Our board of directors originally adopted our 2007 Plan in September 2007, which was subsequently approved by our stockholders in October 2007. Our 2007 Plan was most recently amended in March 2015.

The 2007 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and non-statutory stock options, as well as for the issuance of RSUs and shares of restricted stock. We may grant incentive stock options only to our employees. We may grant non-statutory stock options and RSUs, as well as issue shares of restricted stock to our employees, directors, and consultants.

The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. However, the exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2007 Plan is ten years. However, the maximum permitted term of options granted to 10% stockholders is five years.

RSUs are awards representing the right to receive shares of our Class B common stock at a specified date in the future, subject to forfeiture of that right because of a termination of employment or service or failure to achieve certain performance conditions.

In the event we are a party to a merger or consolidation, the 2007 Plan provides that our board of directors, in its discretion, may take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise or realization of an award, (ii) provide for the purchase of an award upon the participant’s request for an amount of cash or other property that could have been received upon the exercise or realization of an award immediately prior to the consummation of the merger or consolidation, had the award been currently exercisable or payable, (iii) adjust the terms of the award in a manner determined by the board of directors, (iv) cause the award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the board of directors may consider equitable and in the best interests of the company.

As of March 31, 2015, we had reserved 40,594,287 shares of our Class B common stock for issuance under our 2007 Plan. As of March 31, 2015, options to purchase 31,619,974 of these shares remained outstanding, 194,423 of these shares subject to the settlement of RSUs remained outstanding, and 5,897,398 shares remained available for future grant. The stock options outstanding as of March 31, 2015, had a weighted-average exercise price of $3.29 per share. Our 2015 Plan will be effective upon the date immediately prior to the date of this prospectus. As a result, we will not grant any additional stock options under the 2007 Plan following that date, and the 2007 Plan will terminate at that time. However, any outstanding stock options and RSUs granted under the 2007 Plan will remain outstanding, subject to the terms of our 2007 Plan and applicable award agreements, until such shares are issued under those awards (by exercise of stock options or settlement of RSUs) or until the awards terminate or expire by their terms. Stock options and RSUs granted under the 2007 Plan generally have terms similar to those described below with respect to stock options and RSUs granted under our 2015 Plan.

2015 Equity Incentive Plan

In May 2015, our board of directors and our stockholders intend to adopt and approve our 2015 Plan. The 2015 Plan will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2007 Plan. Any remaining shares available for issuance under our 2007 Plan will become reserved for issuance under our 2015 Plan, and we will cease granting awards under the 2007 Plan. The number of shares reserved for issuance under our 2015 Plan will increase automatically on the first day of January of each of 2016 through 2025 by the number of shares of Class A common stock equal to 5% of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares of our Class A common stock will be available for grant and issuance under our 2015 Plan:

•	shares subject to awards granted under our 2015 Plan that cease to be subject to the awards for any reason other than exercises of stock options or stock appreciation rights;

•	shares issued or subject to awards granted under our 2015 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof); and

•	shares subject to awards under our 2007 Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award.

Our 2015 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards, and stock bonuses. No person will be eligible to receive more than 2,000,000 shares in any calendar year under our 2015 Plan other than a new employee of ours, who will be eligible to receive no more than 4,000,000 shares under the plan in the calendar year in which the employee commences employment. The aggregate number of shares that may be subject to awards granted to any one non-employee director pursuant to the 2015 Plan in any calendar year shall not exceed 1,000,000. No more than 25,000,000 shares may be issued as incentive stock options under the 2015 Plan.

Our 2015 Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2015 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Our 2015 Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors, and advisors, provided the consultants, independent contractors, directors, and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our Class A common stock on the date of grant.

We anticipate that in general, stock options will vest over a four-year period. Stock options may vest based on time or achievement of performance conditions. Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under our 2015 Plan is ten years.

A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the difference between the fair market value of our Class A common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our Class A common stock (which may be subject to additional restrictions), cash, or a combination of our Class A common stock and cash.

Performance awards cover a number of shares of our Class A common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for past services or performance, in the form of cash, Class A common stock, or a combination thereof, and may be subject to restrictions, which may vest based on time or achievement of performance conditions.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2015 Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2015 Plan.

Awards granted under our 2015 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Stock options granted under our 2015 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Stock options generally terminate immediately upon termination of employment for cause.

Our 2015 Plan provides that, in the event of a sale, lease, or other disposition of all or substantially all of our assets or specified types of mergers or consolidations, or a corporate transaction, outstanding awards under our 2015 Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our 2015 Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. Our board of directors has the discretion to provide that a stock award under our 2015 Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a corporate transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under our 2015 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement. In the event of a corporate transaction, the vesting of all awards granted to non-employee directors shall accelerate and such awards shall become exercisable (as applicable) in full upon the consummation of the corporate transaction.

Our 2015 Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2015 Plan at any time. If our board of directors amends our 2015 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2015 Employee Stock Purchase Plan

In May 2015, our board of directors and our stockholders intend to adopt and approve our 2015 ESPP. The 2015 ESPP will become effective upon the completion of this offering. We have adopted the 2015 ESPP in order to enable eligible employees to purchase shares of our Class A common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2015 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved 2,500,000 shares of our Class A common stock for issuance under our 2015 ESPP. The number of shares reserved for issuance under our 2015 ESPP will increase automatically on the 1st day of January of each calendar year following the first offering date by the number of shares equal to 1% of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2015 ESPP will not exceed 25,000,000 shares of our Class A common stock.

Our compensation committee will administer our 2015 ESPP. Our employees generally are eligible to participate in our 2015 ESPP if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2015 ESPP, are ineligible to participate in our 2015 ESPP. We may impose additional restrictions on eligibility. Under our 2015 ESPP, eligible employees will be able to acquire shares of our Class A common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their base cash compensation. We will also have the right to amend or terminate our 2015 ESPP at any time. Our 2015 ESPP will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will run for no more than six months, with purchases occurring every six months. The first offering period will begin upon the date of this prospectus and will end approximately six months following the date of this prospectus. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our Class A common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than 2,500 shares of our Class A common stock during any one purchase period or a lesser amount determined by our compensation committee. The purchase price for shares of our Class A common stock purchased under our 2015 ESPP will be 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction, and our 2015 ESPP will then terminate on the closing of the proposed change in control.

401(k) Plan

We maintain a retirement plan for the benefit of our employees. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to 90% of his or her pre-tax compensation, up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants. Our 401(k) plan provides for discretionary matching of employee contributions.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have also entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Series D Convertible Preferred Stock Financing

Between June 2013 and August 2013, we sold an aggregate of 19,433,258 shares of our Series D convertible preferred stock at a purchase price of $2.2127 per share for an aggregate purchase price of approximately $43.0 million. Each share of our Series D convertible preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering.

The following table summarizes the Series D convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price ($)
SoftBank PrinceVille Investments, L.P.(1)	6,779,048	15,000,000
True Ventures II, L.P.(2)	451,936	999,999
Foundry Group Select Fund, LP(3)	4,519,360	9,999,988

(1)

SoftBank PrinceVille Investments, L.P. holds more than 5% of our outstanding capital stock. Steven Murray, a member of our board of directors, is a Partner of SoftBank Capital, an entity affiliated with SoftBank PrinceVille Investments, L.P.

(2)

True Ventures II, L.P. holds more than 5% of our outstanding capital stock. Jonathan D. Callaghan, a member of our board of directors, is a Managing Partner of True Ventures, an entity affiliated with True Ventures II, L.P.

(3)

Foundry Group Select Fund, LP and Foundry Venture Capital 2007, L.P., together, hold more than 5% of our outstanding capital stock. Brad Feld, a member of our board of directors from August 2010 to May 2015, is a Managing Director of Foundry Group, an affiliate of the Foundry Group Funds.

Third Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities affiliated with the Foundry Group Funds, SoftBank PrinceVille Investments, L.P., and True Ventures II, L.P. Jonathan D. Callaghan and Steven Murray, members of our board of directors, are affiliated with True Ventures and SoftBank Capital, respectively. Brad Feld, who was a member of our board of directors from August 2010 to May 2015, is affiliated with the Foundry Group Funds. These stockholders are entitled to rights with respect to the registration of their shares following this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws, which will become effective immediately prior to the completion of this offering, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. See the section titled “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers” for additional information.

SoftBank Distribution Agreement

In connection with a distribution agreement we entered into with SoftBank BB Corporation, or SoftBank BB, an entity affiliated with SoftBank PrinceVille Investments, L.P. that holds more than 5% of our outstanding capital stock, SoftBank BB paid us $17.6 million and $0.5 million in 2013 and 2014, respectively. In 2012, SoftBank BB paid us an immaterial amount in connection with the distribution agreement. In 2013, we paid SoftBank BB $0.1 million for promotional services rendered in Japan by SoftBank BB under the distribution agreement. In the three months ended March 31, 2015, we repaid SoftBank BB $2.8 million for sales returns accepted in 2014, and SoftBank BB paid us $0.5 million, due to an amendment of the distribution agreement. Steven Murray, a member of our board of directors, is a Partner of SoftBank Capital, an entity affiliated with SoftBank PrinceVille Investments, L.P.

Review, Approval, or Ratification of Transactions with Related Parties

Our related-person transactions policy adopted by our board of directors and the charter of our audit committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and governance committee.

Prior to the adoption of our related-person transactions policy, we had no formal, written policy or procedure for the review and approval of related-party transactions. However, our practice has been to have all related-party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A or Class B common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2015 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on no shares of our Class A common stock and 121,508,763 shares of our Class B common stock outstanding on March 31, 2015, which includes 93,234,322 shares of Class B common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock in connection with this offering, as if this conversion had occurred as of March 31, 2015. Percentage ownership of our common stock after this offering also assumes the sale by us and the selling stockholders of                 shares of Class A common stock in this offering. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Fitbit, Inc., 405 Howard Street, San Francisco, California 94105.

	Shares Beneficially Owned Before this Offering		% Total Voting Power Before this Offering(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class B				Class A		Class B
Name of Beneficial Owner	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
James Park(2)	13,345,913	10.9	10.9
Eric N. Friedman(3)	13,345,913	10.9	10.9
William Zerella	—	—	—
Jonathan D. Callaghan(4)	27,243,528	22.4	22.4
Steven Murray(5)	6,779,048	5.6	5.6
Christopher Paisley(6)	6,666	—	—
All executive officers and directors as a group (10 persons)(7)	67,609,637	52.7	52.7
5% Stockholders:
Foundry Group Funds(8)	35,151,768	28.9	28.9
True Ventures II, L.P.(9)	27,243,528	22.4	22.4
SoftBank PrinceVille Investments, L.P.(10)	6,779,048	5.6	5.6
Other Selling Stockholders:

*	Less than 1 percent
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(2)

Consists of (i) 12,044,928 shares of Class B common stock held by Mr. Park and (ii) 1,300,985 shares of Class B common stock subject to options held by Mr. Park that are exercisable within 60 days of March 31, 2015.

(3)

Consists of (i) 9,644,928 shares of Class B common stock held by Mr. Friedman, (ii) 2,400,000 shares of Class B common stock held by Mr. Friedman as trustee of the Friedman 2015 GRAT, and (iii) 1,300,985 shares of Class B common stock subject to options held by Mr. Friedman that are exercisable within 60 days of March 31, 2015.

(4)	Consists of the shares of Class B common stock referred to in footnote (9) below.
(5)	Consists of the shares of Class B common stock referred to in footnote (10) below.
(6)	Consists of 6,666 shares of Class B common stock subject to options held by Mr. Paisley that are exercisable within 60 days of March 31, 2015.
(7)

Consists of (i) 60,919,412 shares of Class B common stock and (ii) 6,690,225 shares of Class B common stock subject to options that are exercisable within 60 days of March 31, 2015 held by all our executive officers and directors, as a group.

(8)

Consists of (i) 30,632,408 shares of Class B common stock held by Foundry Venture Capital 2007, L.P. and (ii) 4,519,360 of Class B common stock held by Foundry Group Select Fund, LP. Foundry Venture 2007, LLC is the general partner of Foundry Venture Capital 2007, L.P. and Foundry Select Fund GP, LLC is the general partner of Foundry Group Select Fund, LP. Seth Levine, Ryan McIntyre, Jason Mendelson, and Brad Feld, a member of our board of directors from August 2010 to May 2015, are the managing members of Foundry Group, an affiliate of the Foundry Group Funds and, therefore, may be deemed to share voting and dispositive power over the shares held by the Foundry Group Funds. The address for these entities is 1050 Walnut Street, Suite 210, Boulder, Colorado 80302.

(9)

Consists of 27,243,528 shares held of record by True Ventures II, L.P., or TV II, a Delaware limited partnership, for itself and as nominee for True Ventures II-A, L.P., or TV II-A, a Delaware limited partnership. True Venture Partners II, L.L.C., or TVP II, a Delaware limited liability company, is the general partner of each of TV II and TV II-A. Jonathan D. Callaghan and Philip Black are the managing members of TVP II and, therefore, may be deemed to share voting and dispositive power over the shares held by TV II and TV II-A. The address for these entities is 530 Lytton Avenue, Suite 303, Palo Alto, California 94301.

(10)

Consists of 6,779,048 shares of Class B common stock held by SoftBank PrinceVille Investments, L.P. SB PV GP L.P. is the general partner of SoftBank PrinceVille Investments, L.P. and SB PV GP LLC is the general partner of SB PV GP L.P. The managing members of SB PV GP LLC are Ronald D. Fisher, Kabir Misra, and Steven Murray, and, therefore, may be deemed to share voting and dispositive power over the shares held by SoftBank PrinceVille Investments, L.P. The address for these entities is 38 Glen Avenue, Newton, Massachusetts 02459.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws, and third amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the completion of this offering, our authorized capital stock will consist of                 shares of Class A common stock, $0.0001 par value per share,                 shares of Class B common stock, $0.0001 par value per share, and                 shares of “blank check” preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of March 31, 2015, there were outstanding:

•	no shares of our Class A common stock;

•	121,508,763 shares of our Class B common stock outstanding, held by 130 stockholders of record;

•	31,619,974 shares of our Class B common stock issuable upon exercise of outstanding stock options;

•	194,423 shares of our Class B common stock issuable upon the settlement of outstanding RSUs; and

•	1,303,328 shares of our Class B common stock issuable upon exercise of outstanding warrants.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election.

Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences on, if any, any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of                          or the date that holders of a majority of our Class B common stock elect to convert the Class B common stock to Class A common stock. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A and Class B common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A or Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2015, we had outstanding options to purchase an aggregate of 31,619,974 shares of our Class B common stock, with a weighted-average exercise price of $3.29 per share, granted pursuant to our 2007 Plan.

RSUs

As of March 31, 2015, we had outstanding RSUs that may be settled for an aggregate of 194,423 shares of our Class B common stock granted pursuant to our 2007 Plan.

Warrants

As of March 31, 2015, we had outstanding the following warrants to purchase shares of our capital stock:

Type of Capital Stock	Total Number of Shares Subject to Warrants	Exercise Price Per Share($)	Expiration Dates
Series B convertible preferred stock	185,328	$0.3237	6/10/2018
Series C convertible preferred stock	38,000	0.5018	4/11/2019
Series C convertible preferred stock	1,080,000	1.00	9/27/2019

In connection with this offering, the warrants to purchase shares of our Series B and Series C convertible preferred stock will convert automatically into warrants to purchase a like number of shares of our Class B common stock. The exercise prices of these warrants may be paid either in cash or by surrendering the right to receive shares of our common stock having a value equal to the exercise price.

Registration Rights

Pursuant to the terms of our third amended and restated investors’ rights agreement, immediately following this offering, the holders of              shares of our Class B common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as described below.

Demand Registration Rights

At any time after six months from the date of this offering, the holders of at least 51% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities. If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders, and we are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights, or a registration in which the only shares being registered are shares issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders.

Form S-3 Registration Rights

The holders of at least 10% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public, net of underwriters’ discounts and commissions, of the shares offered is at least $5 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders.

Expenses of Registration Rights

We generally will pay all expenses, other than underwriting discounts and commissions and the reasonable fees and disbursements of more than one counsel for the selling stockholders, incurred in connection with the registrations described above.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the completion of this offering or when that holder holds 1% or less of our then-outstanding common stock and can sell all of its registrable securities without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation, and our restated bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Restated Certificate of Incorporation and Restated Bylaws Provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Dual Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Following this offering, our restated certificate of incorporation and restated bylaws will provide that our board of directors will be classified into three classes of directors. Directors may be removed from office only for cause. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Board of Directors Composition” for additional information.

•

Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. In addition, the affirmative vote of holders of 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend the provisions of our restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our chief executive officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

•

Issuance of “Blank Check” Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of “blank check” preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

•

Choice of Forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There are several pending lawsuits challenging the validity of choice of forum provisions in other companies’ organizational documents. It is possible that a court could rule that such a provision is inapplicable or unenforceable.

Listing

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “FIT.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options or warrants or settlement of RSUs, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2015, we will have a total of                 shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding. Of these outstanding shares, all of the                 shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining outstanding shares of our Class A and Class B common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our third amended and restated investors’ rights agreement described above in the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, subject to extension as described in the section titled “Underwriters,”                 additional shares will become eligible for sale in the public market, of which                 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares will be eligible for sale in the public market from time to time thereafter subject to vesting and, in some cases, to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Standoff Provisions

All of our directors, executive officers, and the holders of substantially all of our outstanding equity securities are subject to lock-up agreements with the underwriters or market standoff provisions in agreements with us that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of any shares of our common stock, options, or warrants to acquire shares of our common stock, or any security or instrument related to this common stock, option, or warrant for a period of at least 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC or us, as the case may be. See the section titled “Underwriters” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements or market standoff provisions as described above and under the section titled “Underwriters” and will not become eligible for sale until the expiration of those agreements.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to outstanding stock options and RSUs and shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement on, or as soon as practicable after, the effective date of this prospectus. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock-up agreements and market standoff provisions to which they are subject.

Registration Rights

We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of our Class A common stock by “non-U.S. holders” (as described below under the section titled “—Non-U.S. Holder Defined”). This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below.

Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Code including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates, certain former citizens, or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or an entity or an arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our Class A common stock, and partners in such partnerships should consult their tax advisors.

This summary also does not address tax considerations applicable to entities that are disregarded for U.S. federal income tax purposes (regardless of their place of organization or formation).

The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership, and disposition of our Class A common stock, or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our Class A common stock could differ from those described below and as a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our Class A common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein, or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of its source.

If you are a non-U.S. citizen that is an individual, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

Distributions

We do not expect to declare or make any distributions on our Class A common stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under the section titled “—Gain on Disposition of our Class A Common Stock.” The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Any distribution on our Class A common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed Form W-8BEN or Form W-8BEN-E (or any successor of such forms) or appropriate substitute form to us or our paying agent. In the case of a non-U.S. holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

See the section titled “—Foreign Accounts” for additional information on withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners.

Gain on Disposition of our Class A Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of our Class A common stock unless:

(a)

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

(b)

the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met; or

(c)	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, apply to treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in (a) above, will be required to pay tax on the net gain derived from the sale, exchange or other disposition of our Class A common stock at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate non-U.S. holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in (b) above, will be required to pay a flat 30% tax on the gain derived from the sale, exchange or other disposition of our Class A common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the United States).

With respect to (c) above, in general, the FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a U.S. real property holding corporation, or USRPHC. We do not believe that we are a USRPHC and we do not anticipate becoming a USRPHC in the future. Even if we become a USRPHC, gain realized by a non-U.S. holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax under FIRPTA as long as (1) our common stock is regularly traded on an established securities market, and (2) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our outstanding common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period.

See the section titled “—Foreign Accounts” for additional information regarding additional withholding rules that may apply to proceeds of a disposition of our Class A common stock paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to comply with the reporting requirements by failing to provide his taxpayer identification number or other certification of exempt status to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, and applicable Treasury regulations thereunder, impose a withholding tax of 30% on certain “witholdable payments,” including dividends and the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The FATCA withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of Class A common stock on or after January 1, 2017.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions to be contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, will severally agree to purchase, and we and the selling stockholders will agree to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
SunTrust Robinson Humphrey, Inc.
Piper Jaffray & Co.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total

The underwriters will offer the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                  additional shares of Class A common stock to cover over-allotments.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds before expenses, to us	$	$	$
Proceeds before expenses, to selling stockholders	$	$	$

The estimated offering expenses, exclusive of the underwriting discounts and commissions, are approximately $         million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the New York Stock Exchange under the trading symbol “FIT.”

We, all of our directors and officers, and the holders of substantially all of our outstanding equity securities have agreed or will agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, for 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for shares of Class A common stock or Class B common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock or Class B common stock, whether any such transaction described in these first two bullet points is to be settled by delivery of Class A common stock, Class B common stock, or such other securities, in cash or otherwise;

•

in the case of our directors, officers, and security holders, make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock;

•

in our case, file any registration statement with the SEC relating to the offering of any shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock, except for the filing of registration statements on Form S-8 with respect to the employee benefit plans described in this prospectus; or

•	in our case, make any public announcement of any intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph shall not apply to:

•

in the case of our directors, officers, and security holders, transactions relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the 180-day restricted period in connection with subsequent sales of Class A common stock or other securities acquired in such open market transactions;

•	the sale of shares of Class A common stock pursuant to the underwriting agreement;

•

in the case of our directors, officers, and security holders, transfers of shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by the locked-up party (i) as a bona fide gift, or gifts, or for bona find estate planning purposes, (ii) upon death or by will, testamentary document, or intestate succession, (iii) to an immediate family member of the locked-up party or to any trust for the direct or indirect benefit of the locked-up party or one or more immediate family members of the locked-up party, (iv) not involving a change in beneficial ownership, or (v) if the locked-up party is a trust, to any trustee or beneficiary of the locked-up party or the estate of any such trustee or beneficiary;

•

in the case of our directors, officers, and security holders, transfers or distributions of shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock by a locked-up party that is a corporation, partnership, limited liability company, or other business entity (i) to another corporation, partnership, limited liability company, or other business entity that controls, is controlled by or managed by, or is under common control with such locked-up party, or (ii) as part of a transfer or distribution to an equity holder of such locked-up party or to the estate of any such locked-up party;

•

in the case of our directors, officers, and security holders, (i) the receipt by the locked-up party from us of shares of Class A common stock or Class B common stock upon (A) the exercise or settlement of stock options or RSUs granted under a stock incentive plan or other equity award plan described in this prospectus or (B) the exercise of warrants outstanding and which are described in this prospectus, or (ii) the transfer of shares of Class A common stock, Class B common stock, or any securities convertible into Class A common stock or Class B common stock upon a vesting or settlement event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants (and any transfer to us necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding stock options or warrants (or the Class A common stock or Class B common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price or withholding tax and remittance obligations, provided that in the case of (i), the shares received upon such exercise or settlement are subject to the restrictions set forth above, and provided further that in the case of (ii), any filings under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the locked-up party, shall clearly indicate in the footnotes thereto that such transfer of shares or securities was solely to us pursuant to the circumstances described in this bullet point;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock or Class B common stock, provided that such plan does not provide for the transfer of Class A common stock or Class B common stock during the 180-day restricted period and, to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock or Class B common stock may be made under such plan during the 180-day restricted period;

•

in the case of our directors, officers, and security holders, transfers of shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

•

in the case of our directors, officers, and security holders, transfers of shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock to us pursuant to arrangements under which we have the option to repurchase such shares or securities at the lower of cost or fair market value in connection with the termination of employment or service of the locked-up party or a right of first refusal with respect to the transfers of such shares or securities;

•

in the case of our directors, officers, and security holders, the conversion or reclassification of our outstanding convertible preferred stock or other classes of common stock into shares of Class B common stock in connection with this offering and the conversion of Class B common stock to Class A common stock in accordance with our restated certificate of incorporation, provided that any such shares of Class A common stock or Class B common stock received upon such conversion or reclassification shall remain subject to the restrictions set forth above;

•

in the case of our directors, officers, and security holders, the transfer of shares of Class A common stock, Class B common stock, or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors, made to all holders of Class A common stock or Class B common stock involving the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one ore a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities, after the completion of this offering, provided, that in the event that the tender offer, merger, consolidation, or other such transaction is not completed, the Class A common stock or Class B common stock owned by the locked-up party shall remain subject to the restrictions set forth above;

•

the issuance by us of shares of Class A common stock or Class B common stock upon the exercise (including net exercise) of a stock option or warrant, the settlement of RSUs (including net settlement), or the conversion of a security outstanding as of the date of this prospectus, provided that such stock option, warrant, RSU, or security is identified in this prospectus;

•

the issuance by us of stock options, RSUs, or restricted stock awards (including Class A common stock or Class B common stock issued upon the settlement or exercise thereof) to our employees, officers, directors, advisors, or consultants pursuant to our employee benefit plans described in this prospectus;

•

our sale or issuance of or entry into an agreement to sell or issue shares of Class A common stock or Class B common stock in connection with joint ventures, commercial relationships, or other strategic transactions and our acquisition of one or more businesses, assets, products, or technologies, provided, that the aggregate number of shares of Class A common stock or Class B common stock that we may sell or issue or agree to sell or issue pursuant to this bullet point does not exceed     % of the total number of shares of Class A common stock and Class B common stock issued and outstanding immediately following the completion of this offering, and provided, further, that all such recipients of shares of Class A common stock or Class B common stock shall sign and deliver a lock-up letter on or prior to such issuance and upon such issuance the shares will be subject to the restrictions above; and

•

the issuance by us of the aggregate number of shares of Class A common stock or Class B common stock issued in connection with our acquisition of FitStar as described in this prospectus, provided, that all such recipients of shares of Class A common stock or Class B common stock shall sign and deliver a lock-up letter on or prior to such issuance and upon such issuance the shares will be subject to the restrictions above;

provided that in the case of any transfer or distribution pursuant to the third, fourth, or seventh bullet points above, each transferee, donee, or distributee shall sign and deliver a lock-up letter with the same restrictions as set forth above;

provided further that in the case of any transfer or distribution pursuant to the third or fourth bullet points above, such transfer shall not involve a disposition of value and no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the locked-up party, reporting a reduction in beneficial ownership of shares of Class A common stock or Class B common stock, shall be required or shall be voluntarily made during the 180-day restricted period (other than, with respect to the third bullet point only, any required Form 5 filing); and

provided further that in the case of any transfer pursuant to the seventh or eighth bullet above, any filings under Section 16(a) of the Exchange Act shall state that the transfer is by operation of law, court order, in connection with a divorce settlement, or in connection with a repurchase by us at the lower of cost or fair market value in connection with the termination of employment or service of the locked-up party with us or the exercise of our right of first refusal with respect to transfers of such shares or securities, as the case may be.

If at any time set forth below, we cease to be an “emerging growth company” as defined in Section 3(a)(80) of the Exchange Act, then:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

the 180-day restricted period described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that, when and as required by FINRA Rule 5131, at least two business days before the release or waiver of any applicable lock-up, Morgan Stanley & Co. LLC will notify us of the impending release or waiver and announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares of common stock. The underwriters may also sell shares in excess of their option to purchase additional shares of common stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise.

We, the selling stockholders, and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In August 2014, we entered into the Asset-Based Credit Facility with six lenders, including affiliates of Morgan Stanley & Co. LLC, SunTrust Robinson Humphrey, Inc., and Deutsche Bank Securities Inc., which allows us to borrow up to $180.0 million in revolving loans, and the Cash Flow Facility with four lenders, including affiliates of Morgan Stanley & Co. LLC and SunTrust Robinson Humphrey, Inc., to borrow up to an additional $40.0 million in revolving loans. In October 2014, we entered into an incremental commitment joinder agreement with an affiliate of Barclays Capital Inc., increasing the borrowing limit under the Cash Flow Facility to allow us to borrow up to $50.0 million in total. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to the completion of this offering, there will be no public market for our Class A common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives. Among the factors we intend to consider in determining the initial public offering price are prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(iii)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from, or otherwise involving the United Kingdom.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

Shares of our Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any shares of our Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Goodwin Procter LLP, Menlo Park, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Fitbit, Inc. as of December 31, 2014 and December 31, 2013 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our Class A common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at (800) SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at Fitbit.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

FITBIT, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Fitbit, Inc.:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Operations, Comprehensive Income (Loss), Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit), and Cash Flows present fairly, in all material respects, the financial position of Fitbit, Inc. and its subsidiaries at December 31, 2013 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

March 2, 2015

FITBIT, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,		March 31, 2015	Pro Forma March 31, 2015
	2013	2014
			(Unaudited)	(Unaudited) (Note 2)
Assets
Current assets:
Cash and cash equivalents	$81,728	$195,626	$237,849
Restricted cash	2,310	—	—
Accounts receivable, net	80,624	238,859	161,736
Inventories	56,441	115,072	137,509
Deferred tax assets	—	33,555	35,454
Prepaid expenses and other current assets	3,185	13,614	22,012

Total current assets	224,288	596,726	594,560
Property and equipment, net	6,486	26,435	28,022
Goodwill	—	—	22,562
Intangible assets, net	—	—	13,812
Other assets	—	9,890	10,393

Total assets	$230,774	$633,051	$669,349

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Fitbit Force recall reserve	$82,938	$22,476	$15,104
Accounts payable	70,896	195,666	136,425
Accrued liabilities	28,565	70,940	73,860
Deferred revenue	5,606	9,009	17,024
Income taxes payable	17,841	30,631	17,723
Long-term debt, current portion	3,985	132,589	159,611

Total current liabilities	209,831	461,311	419,747
Long-term debt, less current portion	6,725	—	—
Redeemable convertible preferred stock warrant liability	4,028	15,797	26,132	$—
Other liabilities	7,420	12,867	13,750

Total liabilities	228,004	489,975	459,629

Commitments and contingencies (Note 8)

Redeemable convertible preferred stock, $0.0001 par value: 96,352,608 shares authorized as of December 31, 2013 and 2014, and March 31, 2015 (unaudited); 93,002,610, 93,234,322 and 93,234,322 shares issued and outstanding as of December 31, 2013 and 2014, and March 31, 2015 (unaudited), respectively; no shares issued or outstanding as of March 31, 2015, pro forma (unaudited); aggregate liquidation preference of $66,619 as of March 31, 2015 (unaudited)	66,236	67,814	67,814	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 153,600,000 shares authorized as of December 31, 2013 and 2014 and 163,600,000 shares authorized as of March 31, 2015 (unaudited); 26,760,106, 27,250,391, and 28,274,441 shares issued and outstanding as of December 31, 2013 and 2014, and March 31, 2015 (unaudited), respectively; 121,508,763 shares issued and outstanding as of March 31, 2015, pro forma (unaudited)	3	3	3	12
Additional paid-in capital	1,066	7,980	26,583	120,520
Accumulated other comprehensive income	—	37	81	81
Retained earnings (accumulated deficit)	(64,535)	67,242	115,239	115,239

Total stockholders’ equity (deficit)	(63,466)	75,262	$141,906	$235,852

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$230,774	$633,051	$669,349

The accompanying notes are an integral part of these consolidated financial statements.

FITBIT, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Revenue	$76,373	$271,087	$745,433	$108,815	$336,754
Cost of revenue	49,733	210,836	387,776	64,046	167,545

Gross profit	26,640	60,251	357,657	44,769	169,209

Operating expenses:
Research and development	16,210	27,873	54,167	9,088	22,426
Sales and marketing	10,237	26,847	112,005	11,273	43,867
General and administrative	3,968	14,485	33,556	8,617	12,981

Total operating expenses	30,415	69,205	199,728	28,978	79,274

Operating income (loss)	(3,775)	(8,954)	157,929	15,791	89,935
Interest expense, net	(176)	(1,082)	(2,222)	(409)	(467)
Other income (expense), net	26	(3,649)	(15,934)	(1,219)	(13,077)

Income (loss) before income taxes	(3,925)	(13,685)	139,773	14,163	76,391
Income tax expense	291	37,937	7,996	5,291	28,394

Net income (loss)	(4,216)	(51,622)	131,777	8,872	47,997
Less: noncumulative dividends to preferred stockholders	—	—	(5,326)	(1,313)	(1,314)
Less: undistributed earnings to participating securities	—	—	(98,103)	(5,870)	(36,060)

Net income (loss) attributable to common stockholders—basic	(4,216)	(51,622)	28,348	1,689	10,623
Add: adjustments for undistributed earnings to participating securities	—	—	10,175	570	4,992

Net income (loss) attributable to common stockholders—diluted	$(4,216)	$(51,622)	$38,523	$2,259	$15,615

Net income (loss) per share attributable to common stockholders:
Basic	$(0.17)	$(1.98)	$1.05	$0.06	$0.39

Diluted	$(0.17)	$(1.98)	$0.94	$0.06	$0.33

Shares used to compute net income (loss) per share attributable to common stockholders:
Basic	24,506	26,120	26,901	26,770	27,467

Diluted	24,506	26,120	40,786	39,652	46,859

Pro forma net income per share attributable to common stockholders (Notes 2 and 15) (unaudited):
Basic			$1.21		$0.48

Diluted			$1.07		$0.41

Shares used in computing pro forma net income per share attributable to common stockholders (Notes 2 and 15) (unaudited):
Basic			119,996		120,701

Diluted			135,072		141,319

The accompanying notes are an integral part of these consolidated financial statements.

FITBIT, INC.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
Net income (loss)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997
Other comprehensive income:
Change in foreign currency translation adjustment, net of tax	—	—	37	5	44

Comprehensive income (loss)	$(4,216)	$(51,622)	$131,814	$8,877	$48,041

The accompanying notes are an integral part of these consolidated financial statements.

FITBIT, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2011	73,569,352	$23,425	24,480,000	$3	$67	$—	$(8,697)	$(8,627)
Issuance of common stock upon exercise of stock options	—	—	91,166	—	4	—	—	4
Stock-based compensation expense	—	—	—	—	132	—	—	132
Net loss	—	—	—	—	—	—	(4,216)	(4,216)

Balance at December 31, 2012	73,569,352	23,425	24,571,166	3	203	—	(12,913)	(12,707)
Issuance of Series D redeemable convertible preferred stock for cash, net of issuance costs	19,433,258	42,811	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,188,940	—	205	—	—	205
Stock-based compensation expense	—	—	—	—	620	—	—	620
Excess tax benefit from stock-based compensation	—	—	—	—	38	—	—	38
Net loss	—	—	—	—	—	—	(51,622)	(51,622)

Balance at December 31, 2013	93,002,610	66,236	26,760,106	3	1,066	—	(64,535)	(63,466)
Issuance of redeemable convertible preferred stock upon exercise of redeemable convertible preferred stock warrants	231,712	1,578	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	490,285	—	97	—	—	97
Stock-based compensation expense	—	—	—	—	6,804	—	—	6,804
Excess tax benefit from stock-based compensation	—	—	—	—	13	—	—	13
Net income	—	—	—	—	—	—	131,777	131,777
Other comprehensive income	—	—	—	—	—	37	—	37

Balance at December 31, 2014	93,234,322	67,814	27,250,391	3	7,980	37	67,242	75,262

FITBIT, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

(In thousands except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of stock options (unaudited)	—	—	112,101	—	70	—	—	70
Issuance of common stock in connection with acquisition (unaudited)	—	—	706,471	—	13,630	—	—	13,630
Issuance of common stock subject to vesting in connection with acquisition (unaudited)	—	—	205,478	—	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	4,903	—	—	4,903
Net income (unaudited)	—	—	—	—	—	—	47,997	47,997
Other comprehensive income (unaudited)	—	—	—	—	—	44	—	44

Balance at March 31, 2015 (unaudited)	93,234,322	$67,814	28,274,441	$3	$26,583	$81	$115,239	$141,906

The accompanying notes are an integral part of these consolidated financial statements.

FITBIT, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for doubtful accounts	71	651	864	(63)	73
Provision for inventory obsolescence	400	1,099	2,964	757	1,761
Provision for inventory obsolescence related to Fitbit Force recall	—	10,251	—	—	—
Depreciation and amortization	1,179	3,012	6,131	750	3,363
Amortization of intangible assets	—	—	—	—	106
Write-off of property and equipment	—	1,712	1,004	—	—
Revaluation of redeemable convertible preferred stock warrant liability	37	3,370	13,272	1,353	10,335
Amortization of issuance costs and discount on debt	24	82	795	160	161
Stock-based compensation	132	620	6,804	314	4,903
Deferred income taxes	—	—	(42,001)	—	(3,875)
Excess of tax benefit from stock-based compensation	—	(38)	(13)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(20,131)	(55,630)	(158,788)	31,004	77,371
Inventories	(9,369)	(47,376)	(61,595)	2,633	(24,198)
Prepaid expenses and other assets	(846)	(2,225)	(9,679)	(2,457)	(8,220)
Fitbit Force recall reserve	—	72,687	(60,462)	1,300	(7,371)
Accounts payable	14,340	50,881	123,761	(39,616)	(59,478)
Accrued liabilities and other liabilities	7,882	27,043	47,733	(6,340)	(4,826)
Deferred revenue	3,529	859	3,403	150	7,467
Income taxes payable	84	17,795	12,804	(8,300)	(12,909)

Net cash provided by (used in) operating activities	(6,884)	33,171	18,774	(9,483)	32,660

Cash Flows from Investing Activities
Change in restricted cash	—	(2,310)	2,310	2,310	—
Purchase of property and equipment	(2,505)	(7,524)	(26,495)	(2,909)	(5,009)
Acquisitions, net of cash acquired	—	—	—	—	(11,037)

Net cash used in investing activities	(2,505)	(9,834)	(24,185)	(599)	(16,046)

Cash Flows from Financing Activities
Proceeds from issuance of debt and revolving credit facility, net debt discount	7,872	2,830	163,000	30,000	160,000
Repayment of debt	(58)	(596)	(41,346)	(2,347)	(134,503)
Payment of issuance costs	(69)	(45)	(2,575)	(604)	—
Payments of deferred offering costs	—	—	—	—	(1)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	42,811	—	—	—
Proceeds from exercise of stock options	4	205	97	3	70
Excess of tax benefit from stock-based compensation	—	38	13	—	—
Proceeds from exercise of redeemable convertible preferred stock warrants	—	—	75	—	—

Net cash provided by financing activities	7,749	45,243	119,264	27,052	25,566

Net increase (decrease) in cash and cash equivalents	(1,640)	68,580	113,853	16,970	42,180
Effect of exchange rate on cash and cash equivalents	—	—	45	5	43
Cash and cash equivalents at beginning of period	14,788	13,148	81,728	81,728	195,626

Cash and cash equivalents at end of period	$13,148	$81,728	$195,626	$98,703	$237,849

Supplemental Disclosure
Cash paid for interest	$87	$999	$835	$164	$84

Cash paid for income taxes	$2	$12,930	$34,616	$13,592	$44,045

Supplemental Disclosure of Non-Cash Investing and Financing Activity
Purchase of property and equipment included in accounts payable	$121	$1,904	$2,492	$421	$2,368

Issuance of redeemable convertible preferred stock warrants in connection with debt financing	$410	$170	$—	$—	$—

Deferred offering costs included in accounts payable and accruals	$—	$—	$—	$—	$2,501

Issuance of common stock in connection with acquisitions	$—	$—	$—	$—	$13,630

Contingent consideration related to acquisitions	$—	$—	$—	$—	$7,704

The accompanying notes are an integral part of these consolidated financial statements.

FITBIT, INC.

Notes to Consolidated Financial Statements

1.    Business Overview

Fitbit, Inc. (the “Company”) is transforming the way millions of people around the world achieve their health and fitness goals. The Fitbit platform combines connected health and fitness devices with software and services, including an online dashboard and mobile apps, data analytics, motivational and social tools, personalized insights, and virtual coaching through customized fitness plans and interactive workouts. The Company sells devices through diversified sales channels that include distributors, retailers, a corporate wellness offering, and Fitbit.com. The Company was incorporated in Delaware in 2007. The Company has established wholly-owned subsidiaries globally and its corporate headquarters are located in San Francisco, California.

2.    Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Stock Splits

In June 2013, the Company effected a 4-for-1 stock split of all outstanding shares of redeemable convertible preferred stock. In addition, in September 2014, the Company effected a 2-for-1 stock split of all outstanding shares of the Company’s capital stock, including common stock and redeemable convertible preferred stock. All shares, stock options, share, and per share information presented in the consolidated financial statements have been adjusted to reflect the stock splits on a retroactive basis for all periods presented and all share information is rounded down to the nearest whole share after reflecting the stock splits.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. The estimates and assumptions made by management related to revenue recognition, accruals for the Fitbit Force recall, reserves for sales returns and incentives, reserves for warranty, valuation of stock options, fair value of warrant liability and derivative assets and liabilities, allowance for doubtful accounts, inventory valuation, and the valuations of deferred income tax assets and uncertain tax positions. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Changes to Previously Issued Financial Statements

The Company has reclassified certain amounts from its previously issued consolidated financial statements to conform to the presentation for 2014. Specifically, the Company revised its presentation of its sales returns reserve, except for estimated returns for the Fitbit Force product recall, previously included in accrued liabilities, which is now presented as a reduction to accounts receivable. Accordingly, the accounts receivable and accrued liabilities decreased by $15.4 million on the consolidated balance sheet as of December 31, 2013. Additionally, the Company decreased both accounts receivable and deferred revenue by $16.8 million as of December 31, 2013 for amounts billed and in transit for which legal transfer of title had not yet occurred. These changes had no impact on the consolidated statements of operations or consolidated statements of cash flows.

The Company had certain immaterial reclassifications within the consolidated statements of cash flows to conform to the current year presentation. These reclassifications had no impact on the net change in cash and cash equivalents within the consolidated statements of cash flows.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

During the preparation of the consolidated financial statements as of and for the year ended December 31, 2014, the Company identified errors within the Company’s consolidated statements of cash flows for the years ended December 31, 2012 and 2013, which financial statements were revised to correct the errors. The Company revised the consolidated statement of cash flows for the year ended December 31, 2012 to decrease both net cash used in operating activities and net cash provided by financing activities by $0.4 million and for the year ended December 31, 2013 to increase net cash provided by operating activities and decrease net cash provided by financing activities by $0.2 million. The Company evaluated the errors and concluded that they were not material to the 2012 and 2013 financial statements.

During the preparation of the consolidated financial statements as of and for the quarter ended March 31, 2015, the Company identified an error within the consolidated statement of cash flows for the year ended December 31, 2014. The Company revised the consolidated statement of cash flows for the year ended December 31, 2014 to correct an immaterial error in classification related to accruals for capital expenditure items. The revision increased both net cash provided by operating activities and net cash used in investing activities by $1.9 million. This had no impact on the net change in cash and cash equivalents within the consolidated statements of cash flows. The Company evaluated the error and concluded that it was not material to the 2014 financial statements.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma information as of March 31, 2015 presents the Company’s stockholders’ equity as though all of the Company’s redeemable convertible preferred stock outstanding had automatically converted into shares of common stock upon the completion of a qualifying initial public offering (“IPO”) of the Company’s common stock. In addition, the pro forma stockholders’ equity assumes the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital upon a qualifying IPO of the Company’s common stock, assuming the redeemable convertible preferred stock warrants automatically become common stock warrants that are classified as equity and are not subject to remeasurement. The shares of common stock issuable and the proceeds expected to be received by the Company upon the completion of a qualifying IPO are excluded from such pro forma financial information.

Unaudited Pro Forma Net Income per Share Attributable to Common Stockholders

The unaudited pro forma basic and diluted net income per share attributable to common stockholders, which has been computed to give effect to the assumed automatic conversion of the redeemable convertible preferred stock into shares of common stock using the if converted method upon the completion of a qualifying IPO and the elimination of the revaluation adjustment on the redeemable convertible preferred stock warrants due to the automatic conversion of those warrants into common stock warrants (not subject to revaluation) as though the conversion had occurred as of the beginning of the period.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income, net of tax. Other comprehensive income refers to revenue, expenses, and gains and losses that are recorded as an element of stockholders’ equity but are excluded from net income (loss). The Company’s other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2015, the interim consolidated statements of operations, comprehensive income (loss), and cash flows for the three months ended March 31,

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

2014 and 2015, and the interim consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2015 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2015 and its results of operations and cash flows for the three months ended March 31, 2014 and 2015. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

3.    Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of purchase. As of December 31, 2013 and 2014, cash and cash equivalents consisted of cash in bank deposits and money market accounts held at financial institutions.

Restricted Cash

In 2013, the Company entered into a facility lease and a sublease under which the Company is required to maintain letters of credit, with the landlord named as the beneficiary. The letters of credit required a certain amount of cash to be kept in a separate account as collateral. The $2.3 million of restricted cash has been excluded from the Company’s cash and cash equivalents and is classified as restricted cash on the accompanying consolidated balance sheet as of December 31, 2013. The restricted cash related to the lease agreements was released during 2014 and was no longer restricted.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value on a recurring basis are categorized based upon the level of judgment associated with inputs used to measure their fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

The Company estimates fair value by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Foreign Currencies

The Company and certain of the Company’s wholly-owned subsidiaries use the U.S. dollar as their functional currency. The Company’s subsidiaries that use the U.S. dollar as their functional currency remeasure local currency denominated monetary assets and liabilities at exchange rates in effect at the end of each period,

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

and inventories, property, plant and equipment and other nonmonetary assets and liabilities at historical rates. Gains and losses from these remeasurements have been included in the Company’s operating results. Local currency transactions of these international operations are remeasured into U.S. dollars at the rates of exchange in effect at the date of the transaction.

The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the related period. Gains and losses from translations are recognized in foreign currency translation included in accumulated other comprehensive income (loss).

Foreign currency transaction gains and losses are recognized in other income (expense), net and were comprised of net losses of $0.2 million, $2.7 million, and $2.7 million for 2013, 2014, and the three months ended March 31, 2015, respectively. Foreign currency transaction gains and losses were a net gain of $0.1 million for the three months ended March 31, 2014. Foreign currency transaction gains and losses were insignificant for 2012.

Derivative Instruments

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The derivatives held by the Company are not designated as hedges and are adjusted to fair value through earnings at each reporting date. The fair value of derivative assets and liabilities are included in prepaid expenses and other current assets and accrued liabilities on the consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivables, and derivative instruments. Cash and cash equivalents are deposited with high quality financial institutions and may, at times, exceed federally insured limits. Management believes that the financial institutions that hold the Company’s deposits are financially credit worthy and, accordingly, minimal credit risk exists with respect to those balances. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal interest rate risk.

The Company’s accounts receivable are derived from customers located principally in the United States. The Company maintains credit insurance for some of its customer balances, performs ongoing credit evaluations of its customers, and maintains allowances for potential credit losses on customers’ accounts when deemed necessary. Credit losses historically have not been significant. The Company continuously monitors customer payments and maintains an allowance for doubtful accounts based on its assessment of various factors including historical experience, age of the receivable balances, and other current economic conditions or other factors that may affect customers’ ability to pay.

The Company’s derivative instruments expose it to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate this risk by limiting counterparties to major financial institutions and by spreading the risk across several major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Supplier Concentration

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers and component suppliers. Inventories are stated at the lower of cost or market on a first-in, first-out basis. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions.

Point of Purchase (“POP”) Displays

The Company provides retailers with POP displays, generally free of charge, in order to facilitate the marketing of the Company’s products within retail stores. Any amounts capitalized related to the costs of the POP displays are recorded as prepaid expense on the consolidated balance sheets and recognized as expense over the expected period of the benefit provided by these assets, which is generally 12 months. The related expenses are included in sales and marketing expenses on the consolidated statements of operations and were $0.1 million, $0.4 million, $5.2 million, $0.2 million, and $4.6 million, for 2012, 2013, and 2014, and the three months ended March 31, 2014 and March 31, 2015, respectively.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Cost of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

The useful lives of the property and equipment are as follows:

Tooling and manufacturing equipment	One to three years
Furniture and office equipment	Three years
Purchased software	Six months to three years
Capitalized internally-developed software	Two to three years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Internally-Developed Software Costs

The Company capitalizes costs to develop internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrades.

Capitalized internally-developed software costs, net, were $0.4 million as of December 31, 2014. The Company did not have any internally-developed software prior to 2014. Amortization expense related to capitalized internally-developed software costs was $0.1 million and $33,000 for 2014 and the three months ended March 31, 2015, respectively.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Research and Development

Research and development expenses consist primarily of personnel-related expenses, consulting and contractor expenses, tooling and prototype materials, and allocated overhead costs. Substantially all of the Company’s research and development expenses are related to developing new products and services and improving existing products and services. To date, research and development expenses have been expensed as incurred, because the period between achieving technological feasibility and the release of products and services for sale has been short and development costs qualifying for capitalization have been insignificant.

Business Combinations, Goodwill, and Intangible Assets

The Company allocates the fair value of purchase consideration to tangible assets, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill. The allocation of the purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates can include, but are not limited to, future expected cash flows from acquired customers, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

The Company assesses goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with the determination that the Company has one reporting segment, the Company has determined that there is one reporting unit and tests goodwill for impairment at the entity level. Goodwill is tested using the two-step process in accordance with ASC 350, Intangibles—Goodwill and Other. In the first step, the carrying amount of the reporting unit is compared to the fair value based on the fair value of the Company’s common stock. If the fair value of the reporting unit exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, the implied fair value of the goodwill, as defined by ASC 350, is compared to its carrying amount to determine the amount of impairment loss, if any.

Acquired finite-lived intangible assets are amortized over their estimated useful lives. The Company evaluates the recoverability of intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. The Company has not recorded any such impairment charge during the years presented.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted future cash flows arising from those assets.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Deferred Rent

Rent expense is recognized on a straight-line basis over the non-cancelable term of the operating lease. The Company records the difference between cash rent payments and recognized rent expense as a deferred rent liability included in accrued liabilities and other liabilities on the consolidated balance sheets. Incentives granted under the Company’s facility leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rental expense on a straight-line basis over the term of the lease.

Redeemable Convertible Preferred Stock Warrant Liability

The Company’s redeemable convertible preferred stock warrants require liability classification and accounting as the underlying preferred stock is considered redeemable as discussed in Note 9. At initial recognition, the warrants are recorded at their estimated fair value. The warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other income (expense), net. The Company will continue to adjust the warranty liability for changes in fair value until the earlier of the expiration or exercise of the warrants, or upon their automatic conversion into warrants to purchase common stock in connection with a qualified IPO such that they qualify for equity classification and no further remeasurement is required.

Revenue Recognition

The Company derives substantially all of its revenue from sales of connected health and fitness devices and accessories. The Company also generates a small portion of revenue from its subscription-based premium services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. The Company considers delivery of its products to have occurred once title and risk of loss has been transferred. The Company recognizes revenue, net of estimated sales returns, sales incentives, discounts, and sales tax. The Company generally recognizes revenue for products sold through retailers and distributors on a sell-in basis.

The Company has determined its multiple element arrangements generally include three separate units of accounting. The first deliverable is the hardware and firmware essential to the functionality of the connected health and fitness device delivered at the time of sale. The second deliverable is the software services included with the products, which are provided free of charge and enable users to sync, view, and access real-time date on the Company’s online dashboard and mobile apps. The third deliverable is the embedded right included with the purchase of the device to receive, on a when-and-if-available basis, future unspecified firmware upgrades and features relating to the product’s essential firmware. Commencing in the first quarter of 2015, the Company began accounting for the embedded right as a separate unit of accounting, which is when it believes, through recent public announcements, it had created an implied obligation to, from time to time, provide future unspecified firmware upgrades and features to the firmware to improve and add new functionality to the health and fitness devices.

The Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence (“VSOE”) of fair value, (ii) third-party evidence (“TPE”), and (iii) best estimate of the selling price (“BESP”). The Company currently cannot establish VSOE for any of its deliverables since none of the deliverables are sold separately. The Company’s process for determining its BESP considers multiple factors including consumer behaviors and the Company’s internal pricing model and may vary depending upon the facts and circumstances related to each deliverable. BESP for the health and fitness devices and unspecified upgrade rights reflect the Company’s best estimate of the selling prices if they were sold regularly on a stand-alone basis and comprises the majority of the arrangement consideration. BESP for upgrade rights currently ranges from $1 to $5. TPE for the online dashboard and mobile apps is currently estimated at $0.99.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Amounts allocated to the connected health and fitness devices are recognized at the time of delivery, provided the other conditions for revenue recognition have been met. Amounts allocated to the online dashboard and mobile apps and unspecified upgrade rights are deferred and recognized on a straight-line basis over their estimated usage period.

The Company offers its users the ability to purchase subscription-based premium services, through which the users receive incremental features, including access to a digital personal trainer and in-depth analytics regarding the user’s personal metrics. Amounts paid for premium subscriptions are deferred and recognized ratably over the service period which is typically 12 months. Revenue from subscription-based premium services was less than 1% of revenue for all periods presented.

In addition, the Company offers access to a customized corporate dashboard tool to certain customers in the corporate wellness program. This tool is currently being offered at no cost for the first year. The Company is currently unable to establish VSOE or TPE for the corporate dashboard tool. Current BESP of $20,000 for the corporate dashboard is determined based on the Company’s internal pricing model for anticipated renewals for existing customers and pricing for new customers. Revenue allocated to the corporate dashboard is deferred and recognized on a straight-line basis over the estimated access period of 12 months. Revenue from the corporate dashboard tool was less than 1% of revenue for all periods presented.

The Company accounts for shipping and handling fees billed to customers as revenue. Sales taxes and value added taxes (“VAT”) collected from customers are remitted to governmental authorities are not included in revenue, and are reflected as a liability on the consolidated balance sheets.

Rights of Return, Stock Rotation Rights, and Price Protection

The Company offers limited rights of return, stock rotation rights, and price protection under various policies and programs with its retailer and distributor customers and end-users. Below is a summary of the general provisions of such policies and programs:

•

Certain retailers and distributors are allowed to return products that were originally sold through to an end user, called “open box” returns, and such returns may be made at any time after original sale.

•	All purchases through Fitbit.com are covered by a 45-day right of return.

•	Distributors are allowed stock rotation rights which are limited rights of return of products purchased during a prior period, generally one quarter.

•	Distributors and retailers are allowed return rights for defective products.

•	Certain distributors are offered price protection that allows for the right to a partial credit for unsold inventory held by the distributor if the Company reduces the selling price of a product.

The Company meets all conditions required to recognize revenue at the time of sale when a right of return exists. For example, the price to the buyer is fixed or determinable at time of sale; the buyer’s obligation to pay is not contingent on resale of the product; and the Company is able to reasonably estimate the amount of future returns. The Company estimates and records reserves for these policies and programs as a reduction of revenue and accounts receivable. On a quarterly basis, the amount of revenue that is reserved for future returns is calculated based on the Company’s historical trends and data specific to each reporting period. The Company reviews the actual returns evidenced in prior quarters as a percent of related revenue to determine the historical returns rate. It then applies the historical returns rate to the current period revenue as a basis for estimating future returns. Through December 31, 2014, actual returns have primarily been open-box returns. In addition, through December 31, 2014, the Company has had minimal stock rotation or price protection claims. When necessary, the Company also provides a specific reserve for product in the distribution channel in excess of estimated

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

requirements. This estimate can be affected by the amount of a particular product in the channel, the rate of sell-through, product plans, and other factors. The Company also considers whether there are circumstances which may result in anticipated returns higher than the historical return rate from direct users and records an additional reserve as necessary.

Sales Incentives

The Company offers sales incentives through various programs, consisting primarily of cooperative advertising and marketing development fund programs. The Company records advertising and marketing development fund programs with customers as a reduction to revenue unless it receives an identifiable benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the identifiable benefit received, in which case the Company records it as a marketing expense. The Company recognizes a liability and reduces revenue for rebates or other incentives based on the estimated amount of rebates or credits that will be claimed by customers.

Cost of Revenue

Cost of revenue consists of product costs, including costs of contract manufacturers for production, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, manufacturing and tooling equipment depreciation, warehousing costs, excess and obsolete inventory write-downs, costs related to the Fitbit Force product recall, and certain allocated costs related to management, facilities, and personnel-related expenses and other expenses associated with supply chain logistics.

Advertising Costs

Costs related to advertising and promotions, excluding co-op advertising costs, are expensed to sales and marketing as incurred. Advertising and promotion expenses for 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015 were $3.3 million, $9.5 million, $71.9 million, $3.8 million, and $21.1 million, respectively. Co-op advertising costs are recorded as a reduction to revenue, and for 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015 were $1.9 million, $5.7 million, $12.7 million, $2.1 million, and $6.1 million, respectively.

Product Warranty

The Company offers a standard product warranty that the product will operate under normal use for a period of one year from date of original purchase except in the European Union where the Company provides a two-year warranty. The Company has the obligation, at its option, to either repair or replace the defective product.

At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. Factors that affect the warranty obligation include product failure rates and service delivery costs incurred in correcting the product failures. The warranty obligation does not consider historical experience of the Fitbit Force product as a separate reserve has been established for the Fitbit Force recall. The Company’s products are manufactured by third-party contract manufacturers, and in certain cases, the Company may have recourse to such third-party contract manufacturers.

Fitbit Force Product Recall

The Company established reserves for the Fitbit Force recall when circumstances giving rise to the recall became known. It considered various factors in estimating the product recall exposure. These include estimates for:

•	refunds and product returns from retailer and distributor customers and end-users, which were charged to revenue and cost of revenue on the consolidated statements of operations;

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

•

logistics and handling fees for managing product returns and processing refunds, obsolescence of on-hand inventory, cancellation charges for existing purchase commitments and rework of component inventory by the Company’s contract manufacturers, write-offs of tooling and manufacturing equipment, which were charged to cost of revenue on the consolidated statements of operations; and

•	legal fees and settlement costs, which were charged to general and administrative expenses on the consolidated statements of operations.

These factors above are updated and reevaluated each period and the related reserves are adjusted when factors indicate that the recall reserves are either insufficient to cover or exceed the estimated product recall expenses.

Stock-Based Compensation

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date using the Black-Scholes option-pricing model. The fair value of restricted stock units (“RSUs”) is the fair value of the Company’s common stock on the grant date. Stock-based compensation expense is recognized over the requisite service period on a straight-line basis and is recorded net of estimated forfeitures.

Stock-based compensation expenses for options granted to non-employees as consideration for services received are measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, using the Black-Scholes option-pricing model, whichever can be more reliably measured. Stock-based compensation expenses for options granted to non-employees are remeasured as the underlying options vest.

The Company recognizes tax benefits related to stock-based compensation to the extent that the total reduction to its income tax liability from stock-based compensation is greater than the amount of the deferred tax assets previously recorded in anticipation of these benefits. The Company recognizes a benefit from stock-based compensation in equity to the extent that an incremental tax benefit is realized by following the ordering provisions of the tax laws.

Segment Information

The Company operates as one operating segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company’s chief operating decision maker.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. The Company makes estimates, assumptions, and judgments to determine its expense (benefit) for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against its deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, the Company establishes a valuation allowance.

The calculation of the Company’s income tax expense involves the use of estimates, assumptions, and judgments while taking into account current tax laws, its interpretation of current tax laws, and possible outcomes of future tax audits. The Company has established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although the Company believes its estimates, assumptions, and judgments to be reasonable, any changes in tax law or its interpretation of tax laws and the resolutions of

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

potential tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The calculation of the Company’s deferred tax asset balance involves the use of estimates, assumptions, and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from the Company’s estimates, assumptions, and judgments, thereby impacting its financial position and operating results.

The Company includes interest and penalties related to unrecognized tax benefits within income tax expense. Interest and penalties related to unrecognized tax benefits have been recognized in the appropriate periods presented.

Net Income (Loss) per Share Attributable to Common Stockholders

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its redeemable convertible preferred stock to be participating securities. The holders of the Company’s Series D redeemable convertible preferred stock are entitled to receive non-cumulative dividends at the annual rate of approximately 8% of the Series D original issuance price per share per annum, payable prior and in preference to any dividends on any shares of the Company’s other redeemable convertible preferred stock, which is payable prior and in preference to any dividends on any shares of the common stock. In the event a cash dividend is paid on common stock, the holders of redeemable convertible preferred stock are also entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). All participating dividends paid on the Company’s redeemable convertible preferred stock reduce accruals of past or future preferred dividends by such amount. The holders of the redeemable convertible preferred stock do not have a contractual obligation to share in losses. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to common stockholders.

In 2012 and 2013, basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period without consideration of common stock equivalents or the participation rights of the preferred stock as they do not share in losses. During the periods when the Company is in a net loss position, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 (ASC 606), Revenue from Contracts with Customers, which affects any entity that either enters into contracts with customers to transfer goods and services or enters into contracts for the transfer of nonfinancial assets. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under the currently effective guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

periods within that period. Early adoption is not permitted. The FASB recently issued an exposure draft of a proposed ASU that would delay the effective date of ASU 2014-09 by one year and allow for early adoption. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

4.    Fair Value Measurements

The carrying values of the Company’s financial instruments, including cash equivalents, accounts receivable, and accounts payable, approximated their fair values due to the short period of time to maturity or repayment. The carrying values of the Company’s long-term debt approximate their fair values as of December 31, 2013 and 2014, and as of March 31, 2015 as the debt carries a variable rate or market rates currently available to the Company and other assumptions have not changed significantly.

The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	March 31, 2015
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Derivative assets	$—	$214	$—	$214

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$26,132	$26,132
Contingent consideration	—	—	7,704	7,704
Derivative liabilities	—	17	—	17

Total	$—	$17	$33,836	$33,853

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$—	$316	$—	$316

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$15,797	$15,797
Derivative liabilities	—	105	—	105

Total	$—	$105	$15,797	$15,902

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$4,028	$4,028

Level 2 assets and liabilities are comprised of derivative financial instruments associated with hedging activity is further discussed in Note 5. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date using inputs such as spot rates and forward rates. There is not an active market for each hedge contract, but the inputs used to calculate the value of the instruments are tied to active markets.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

The Company’s Level 3 liabilities measured and recorded on a recurring basis consist of the redeemable convertible preferred stock warrant liability and contingent consideration. The fair value of the warrant liability is calculated using an option-pricing model as discussed in Note 10. Generally, increases or decreases in the fair value of the underlying redeemable convertible preferred stock would result in a directionally similar impact in the fair value measurement of the associated warrant liability. The following table sets forth a summary of the changes in the fair value of the redeemable convertible preferred stock warrant liability (in thousands):

Balance at December 31, 2011	$41
Fair value of redeemable convertible preferred stock warrants issued	410
Change in fair value	37

Balance at December 31, 2012	488
Fair value of redeemable convertible preferred stock warrants issued	170
Change in fair value	3,370

Balance at December 31, 2013	4,028
Settlement of warrant liability upon exercise	(1,503)
Change in fair value	13,272

Balance at December 31, 2014	15,797

Change in fair value (unaudited)	10,335

Balance at March 31, 2015 (unaudited)	$26,132

The Company’s acquisition-related contingent consideration is determined using the Monte Carlo simulation method. The increases or decreases in the fair value of the contingent consideration payable could result from changes in the anticipated fair value of the Company’s common stock, stock price volatility, and probability of various market-based scenarios. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3.

There have been no transfers between fair value measurement levels during 2013 and 2014.

5.    Derivative Financial Instruments

The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In December 2014, the Company entered into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of its subsidiaries. The Company and its subsidiaries do not enter into derivative contracts for speculative purposes.

These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in the value of the foreign exchange contracts are recognized in other income (expense), net and offset the foreign currency gain or loss on the underlying net monetary assets or liabilities. The notional amount of foreign currency contracts open in U.S. dollar equivalents was $37.2 million as of December 31, 2014 and $5.7 million as of March 31, 2015.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

The table below presents the notional amount of the foreign currency contracts as of March 31, 2015 (unaudited) (in thousands):

	Notional Amount Sold
Functional Currency:	Foreign Amount	USD Equivalent
AUD	4,600	$3,673
GBP	900	1,371
NZD	950	692

		$5,736

The table below presents the notional amount of the foreign currency contracts as of December 31, 2014 (in thousands):

	Notional Amount Purchased
Functional Currency:	Foreign Amount	USD Equivalent
AUD	32,700	$26,810
CAD	3,200	2,782
EUR	2,700	3,355
GBP	2,100	3,295
NZD	1,200	930

		$37,172

Currently, the Company does not have master netting agreements with its counterparties for its foreign currency contracts. As of December 31, 2014 and March 31, 2015, the fair value of the derivative assets of $0.3 million and $0.2 million, respectively, were recorded in prepaid expenses and other assets and the fair value of the derivative liability of $0.1 million and $17,000, respectively, were recorded in accrued liabilities on the consolidated balance sheets. The gain recognized in other income (expense), net for non-designated foreign currency forward contracts was $0.2 million and $2.0 million for 2014 and the three months ended March 31, 2015, respectively.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

6.    Balance Sheet Components

Accounts Receivable Reserves

Changes in accounts receivable reserves were as follows (in thousands):

	Allowance for Doubtful Accounts	Revenue Reserve
Balance at December 31, 2011	$30	$255
Increases	71	3,871
Write-offs/returns taken	(9)	(939)

Balance at December 31, 2012	92	3,187
Increases	651	20,307
Write-offs/returns taken	—	(8,078)

Balance at December 31, 2013	743	15,416
Increases	864	42,740
Write-offs/returns taken	(769)	(31,597)

Balance at December 31, 2014	838	26,559

Increases (unaudited)	73	20,493
Write-offs/returns taken (unaudited)	(59)	(20,690)

Balance at March 31, 2015 (unaudited)	$852	$26,362

Inventories

Inventories consisted of the following (in thousands):

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
Components	$35,551	$53,383	$62,165
Finished goods	20,890	61,689	75,344

Total inventories	$56,441	$115,072	$137,509

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
POP displays, net	$1,212	$7,121	$7,721
Prepaid expenses and other current assets	1,973	6,493	14,291

Total prepaid expenses and other current assets	$3,185	$13,614	$22,012

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
Tooling and manufacturing equipment	$9,094	$28,344	$32,556
Furniture and office equipment	828	2,891	3,346
Purchased and internally-developed software	482	1,396	1,631
Leasehold improvements	293	3,594	3,642

Total property and equipment	10,697	36,225	41,175
Less: Accumulated depreciation and amortization	(4,211)	(9,790)	(13,153)

Property and equipment, net	$6,486	$26,435	$28,022

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
Product warranty	$8,480	$20,098	$23,251
Accrued manufacturing expense	503	9,953	9,039
Accrued cooperative advertising and marketing development funds	1,708	7,679	7,852
Contingent consideration	—	—	7,704
Customer deposits	836	6,391	3,512
Inventory received not billed	—	6,242	402
Employee related liabilities	2,395	4,115	5,351
Accrued sales incentives	2,469	2,355	1,785
Sales taxes and VAT payable	1,766	2,291	1,876
Other	10,911	21,769	13,088

Accrued liabilities	$28,565	$70,940	$73,860

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Product warranty reserve activities were as follows (in thousands):

Reserve For Product Warranty(1)
Balance at December 31, 2011	$677
Charged to cost of revenue	3,179
Settlement of claims	(1,624)

Balance at December 31, 2012	2,232
Charged to cost of revenue	9,078
Settlement of claims	(2,830)

Balance at December 31, 2013	8,480
Charged to cost of revenue	19,462
Settlement of claims	(7,844)

Balance at December 31, 2014	20,098

Charged to cost of revenue (unaudited)	7,497
Settlement of claims (unaudited)	(4,344)

Balance at March 31, 2015 (unaudited)	$23,251

(1)	Does not include reserves established as a result of the recall of the Fitbit Force. See the section titled “—Fitbit Force Recall Reserve” for additional information regarding such reserves.

Fitbit Force Recall Reserve

In March 2014, the Company announced a recall for one of its products, the Fitbit Force (“Fitbit Force Recall”). The product recall, which is regulated by the U.S. Consumer Product Safety Commission, covered all Fitbit Force units sold since the product was first introduced in October 2013. The product recall program has no expiration date.

As a result of the product recall, the Company established reserves that include cost estimates for customer refunds, logistics and handling fees for managing product returns and processing refunds, obsolescence of on-hand inventory, cancellation charges for existing purchase commitments and rework of component inventory with the contract manufacturer, write-offs of tooling and manufacturing equipment, and legal settlement costs.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Fitbit Force recall reserve activities were as follows (in thousands):

Reserve For Fitbit Force Recall
Balance at December 31, 2012	$—
Charged to revenue	30,607
Charged to cost of revenue	49,493
Charged to general and administrative	2,838
Settlement of claims	—

Balance at December 31, 2013	82,938
Charged to revenue	8,112
Charged to cost of revenue	11,339
Charged to general and administrative	505
Settlement of claims	(80,418)

Balance at December 31, 2014	22,476

Benefit to cost of revenue (unaudited)	(2,040)
Settlement of claims (unaudited)	(5,332)

Balance at March 31, 2015 (unaudited)	$15,104

During 2013, the Company recorded excess and obsolete Fitbit Force inventory-related amounts of $10.3 million, included in the reserve, and wrote-off $1.7 million for specialized Fitbit Force tooling and manufacturing equipment to cost of revenue as incurred in the consolidated statement of operations. During 2014, legal fees of $2.9 million were recognized as incurred, in addition to legal settlement costs of $0.5 million related to the Fitbit Force recall, which were included in general and administrative costs in the consolidated statement of operations. During the three months ended March 31, 2015, a benefit to legal expenses of $0.1 million was recognized as incurred in general and administrative costs.

7.    Long-Term Debt

2012 Financing Facility

As of December 31, 2013, the Company had term loan facilities with a financial institution totaling $26.0 million consisting of a $14.0 million revolving line of credit, a $3.0 million senior term loan, and a $9.0 million mezzanine term loan facility. The annual interest rate on the revolving line of credit is the greater of 0.75% above the bank’s prime rate or 4.0%. The annual interest rate on the senior term loan is equal to the greater of 0.50% above the bank’s prime rate or 4.5%. The annual interest rate on the mezzanine term loan facility is equal to 10.5% per annum. For December 31, 2012 and 2013, the effective interest rates on the revolving line of credit and the senior term loan were 4.5% and 4.0% per annum, respectively. The interest on these facilities are payable monthly. The revolving line of credit and the senior term loan advances had original maturity dates ranging from June 2014 to June 2016. The mezzanine term loan had a maturity of May 2016. As of December 31, 2013, $2.3 million was outstanding under the senior term loan, $9.0 million was outstanding under the mezzanine facility, and nothing was outstanding under the revolving line of credit. The revolving line of credit, senior term loan, and mezzanine term loan facility were all terminated in August 2014.

2014 Credit Agreement

In August 2014, the Company entered into an amended and restated credit agreement (“Asset-Based Credit Facility”), with a borrowing limit of $180.0 million. The Asset-Based Credit Facility allows the Company to

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

borrow up to the lesser of (i) $180.0 million, including up to $50.0 million for the issuance of letters of credit and up to $25.0 million for swing line loans and (ii) the borrowing base then in effect less the amount then outstanding under letters of credit and loans. The borrowing base is determined by the Company’s collateral agents based on several variables, including percentages of the book value of certain eligible accounts receivable and a percentage of certain eligible inventories. Borrowings under the Asset-Based Credit Facility may be drawn as Alternate Base Rate or ABR loans or Eurodollar loans, and matures in August 2018. ABR loans bear interest at a variable rate equal to the applicable margin plus the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.5%, and (iii) the Eurodollar rate plus 1.0%, but in any case at a minimum rate of 3.25% per annum. Eurodollar loans bear interest at a variable rate based on the LIBOR rate and Euro currency reserve requirements. The Company is also required to pay an annual commitment fee on the average daily unused portion of the facility of 0.25%, 0.35%, or 0.45%, based on usage of the facility. As of December 31, 2014 and March 31, 2015, the effective interest rate on the revolving line of credit was 4.25%.

The Company has the option to repay its borrowings under the Asset-Based Credit Facility without penalty prior to maturity. The Asset-Based Credit Facility requires the Company to comply with certain financial covenants, including maintaining a consolidated fixed charge coverage ratio of at least 1.1:1, consolidated leverage ratios of between 3:1 and 2:1, and levels of liquidity of not less than $15.0 million. The Asset-Based Credit Facility also requires the Company to comply with certain non-financial covenants. The Company was in compliance with these covenants as of December 31, 2014 and March 31, 2015.

As of December 31, 2014, the Company had $125.0 million of outstanding borrowings under the Asset-Based Credit Facility. In January 2015, the Company repaid $125.0 million of its indebtedness under the Asset-Based Credit Facility. As a result, the long-term debt that was repaid was classified as long-term debt, current portion, on the Company’s consolidated balance sheet as of December 31, 2014. As of March 31, 2015, the Company had $160.0 million of outstanding borrowings under the Asset-Based Credit Facility. Subsequent to March 31, 2015, the Company repaid $160.0 million of its indebtedness under the Asset-Based Credit Facility.

2014 Revolving Credit and Guarantee Agreement

In August 2014, the Company entered into a revolving credit and guarantee agreement (“Cash Flow Facility”), with multiple lenders. In October 2014, the Company amended the Cash Flow Facility to increase the borrowing limit under the Cash Flow Facility. The Cash Flow Facility allows the Company to borrow up to $50.0 million, including up to $10.0 million for the issuance of letters of credit and up to $10.0 million for swing line loans, and matures in August 2018. Borrowings under the Cash Flow Facility may also be drawn as ABR loans or Eurodollar loans. ABR loans under our Cash Flow Facility bear interest at a variable rate equal to the applicable margin plus the highest of (i) 3.5%, (ii) the prime rate, (iii) the federal funds effective rate plus 0.5%, and (iv) the adjusted LIBOR rate plus 1.0%. Eurodollar loans under the Cash Flow Facility bear interest at a variable rate for any day based on the LIBOR rate and Euro currency reserve requirements. The Company is also required to pay an annual commitment fee on the average daily unused portion of the facility of 0.375% or 0.5%, based on usage of the facility. As of December 31, 2014, the effective interest rate on the revolving line of credit was 3.59%. The Cash Flow Facility also requires the Company to comply with certain financial covenants, including maintaining certain consolidated leverage ratios of between 3:1 and 2:1, and other non-financial covenants.

As of December 31, 2014, the Company had $8.0 million of outstanding borrowings under the Cash Flow Facility. Subsequent to December 31, 2014, the Company repaid $8.0 million of its indebtedness under the Cash Flow Facility. As of March 31, 2015, the Company had no outstanding borrowings under the Cash Flow Facility.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

The fair value of warrants issued in connection with debt agreements prior to 2012 was recorded as a debt discount and is amortized to interest expense using the straight-line method which approximated the effective interest method over the term of the related debt agreement. In addition, capitalized issuance costs are amortized to interest expense over the term of the related financing arrangement on a straight-line basis. Interest expense for 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015 was $0.2 million, $1.1 million, $2.2 million, $0.4 million, and $0.5 million, respectively.

Letters of Credit

As of December 31, 2014 and March 31, 2015, the Company had three outstanding letters of credit of $2.9 million and $3.3 million, respectively, issued to cover the security deposit on the lease of its office headquarters in San Francisco, California.

8.    Commitments and Contingencies

Leases

The Company’s principal facility is located in San Francisco, California. The Company also leases office space in various locations with expiration dates between 2015 and 2020. The lease agreements often include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases. All of Company’s leases are accounted for as operating leases.

Rent expense is recorded over the lease terms on a straight-line basis. Rent expense was $0.4 million, $0.9 million, $4.1 million, $1.1 million, and $1.1 million, for 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015, respectively. Future minimum payments under the leases as of December 31, 2014 were as follows (in thousands):

Year ending December 31,	Amounts
2015	$4,224
2016	3,848
2017	3,705
2018	3,812
2019	3,725
Thereafter	874

Total	$20,188

Future minimum payments under the leases as of March 31, 2015 (unaudited) were as follows (in thousands):

Three months ending March 31,	Amounts
2015	$3,998
2016	5,488
2017	5,394
2018	5,551
2019	4,601
Thereafter	874

Total	$25,906

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Purchase Commitments

The aggregate amount of purchase orders open as of December 31, 2014 and March 31, 2015 was approximately $257.0 million and $314.1 million, respectively. The Company cannot determine the aggregate amount of such purchase orders that represent contractual obligations because purchase orders may represent authorizations to purchase rather than binding agreements. The Company’s purchase orders are based on its current needs and are fulfilled by its suppliers, contract manufacturers, and logistics providers within short periods of time.

Legal Proceedings

In 2014, class action and personal injury lawsuits were filed against the Company based upon claims of allergic reactions from adhesives in the Fitbit Force, and alleged violations of various state false advertising and unfair competition statutes based on the Company’s sale and marketing of the Fitbit Force. The class action cases were settled in 2014. Certain personal injury complaints remain outstanding but the Company believes that liabilities arising under these claims are covered by the Company’s commercial general liability insurance.

In addition, from time to time, the Company is involved in legal proceedings in the ordinary course of business. The Company believes that the outcome of any existing legal proceedings, either individually or in the aggregate, will not have a material impact on the operating results, financial condition or cash flows of the Company. With respect to existing legal proceedings, the Company has determined that the existence of a material loss is not reasonably possible.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified parties for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. To date, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company also currently has directors’ and officers’ insurance.

9.    Redeemable Convertible Preferred Stock

As of December 31, 2013, the Company’s redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
Series A	6,800,000	6,800,000	$0.06250	$421	$425
Series A-1	14,912,608	14,912,608	0.13747	2,000	2,050
Series B	28,240,000	27,803,408	0.32370	8,955	9,000
Series C	26,400,000	24,053,336	0.50178	12,049	12,069
Series D	20,000,000	19,433,258	2.21270	42,811	43,000

Total	96,352,608	93,002,610		$66,236	$66,544

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2014 and March 31, 2015 (unaudited), the Company’s redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
Series A	6,800,000	6,800,000	$0.06250	$421	$425
Series A-1	14,912,608	14,912,608	0.13747	2,000	2,050
Series B	28,240,000	28,035,120	0.32370	10,533	9,075
Series C	26,400,000	24,053,336	0.50178	12,049	12,069
Series D	20,000,000	19,433,258	2.21270	42,811	43,000

Total	96,352,608	93,234,322		$67,814	$66,619

Significant provisions of the redeemable convertible preferred stock are as follows:

Voting—Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each such shares of redeemable convertible preferred stock could be converted on the record date for the vote or consent of the stockholders, except as otherwise required by law or other provisions of the Certificate of Incorporation, and have voting rights and powers equal to the voting rights and powers of the common stockholders. The holders of Series A-1, Series B, and Series D redeemable convertible preferred stock, voting as a separate class, are each entitled to elect one member of the board of directors. The holders of redeemable convertible preferred stock and common stock, voting on an as-converted basis, are entitled to elect two members of the Board of Directors.

Dividends—The holders of Series D redeemable convertible preferred stock are entitled to receive noncumulative dividends prior and in preference to any payment of any dividend on the holders of other redeemable convertible preferred stock at a rate of 8% of original issuance price per share per annum. The holders of Series A, Series A-1, Series B, and Series C redeemable convertible preferred stock are entitled to receive, on a pari passu basis, non-cumulative dividends, as adjusted for stock splits, dividends, reclassifications or the like, prior and in preference to any declaration or payment of any dividends to the holders of common stock, when and if declared by the Board of Directors, at a rate of 8% of original issuance price per share for redeemable convertible preferred stock, per annum. No cash dividends have been declared by the Board of Directors or paid since inception.

After payment of such preferential dividends on redeemable convertible preferred stock during any year, any further dividends or distribution distributed during such year shall be declared and paid ratably on the outstanding redeemable convertible preferred stock (on an as converted to common stock basis) and the common stock.

Liquidation—In the event of any voluntary or involuntary liquidation, the holders of shares of Series D redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of proceeds, to the holders of Series A, Series A-1, Series B, and Series C redeemable convertible preferred stock and common stock, an amount per share equal to the original issuance price of the Series D redeemable convertible preferred stock plus declared but unpaid dividends on such share. If upon the occurrence of such event, the proceeds thus distributed among the holders of the Series D redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the proceeds shall be distributed ratably among the holders of Series D redeemable convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. Upon the completion of the distribution to the holders of Series D redeemable convertible preferred stock shares, the holders of shares of Series A, Series A-1, Series B, and Series C redeemable convertible preferred stock shall be entitled to receive,

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

prior and in preference to any distribution of the proceeds to the holders of common stock, an amount per share equal to the applicable original issuance price for such series of redeemable convertible preferred stock plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the proceeds thus distributed among the holders of shares of Series A, Series A-1, Series B, and Series C redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the proceeds shall be distributed ratably among the holders of shares of Series A, Series A-1, Series B, and Series C redeemable convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. Thereafter, the remaining proceeds, if any, shall be distributed to the holders of shares of Series D redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each, on an as-converted basis (as if such conversion happened immediately prior to such liquidation event but following the payments described above); provided, however, that if the aggregate amount per share that the holders of Series D redeemable convertible preferred stock shall be entitled to receive shall exceed three times of the Series D original issuance price (the participation cap amount), each holder of Series D redeemable convertible preferred stock shall be entitled to receive upon such liquidation event the greater of (i) the participation cap amount and (ii) the amount such holder would have received if all shares of Series D redeemable convertible preferred stock had been converted into common stock immediately prior to such liquidation event.

A liquidation may be deemed to be occasioned by or to include (unless waived by the vote or written consent of the majority of the outstanding redeemable convertible preferred stock holders, voting as a single class on an as-converted basis, and the holders of at least 66.67% of the then outstanding shares of Series D redeemable convertible preferred stock, voting as a separate series on an as-converted basis) (i) the closing of a sale, transfer, or disposition of all or substantially all of the assets of the Company; (ii) the consummation of a consolidation or merger of the Company with or into another entity (except a consolidation or merger in which the Company’s stockholders immediately prior to such transaction continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity); or (iii) after the transfer of the Company’s securities to a person or group of affiliated persons, such person or group hold at least 50% of the voting power of the Company (or the surviving or acquiring entity). The Company considers its convertible preferred stock as redeemable and as such has classified it as temporary equity in the balance sheet due to the existence of certain change in control events that are outside of the Company’s control including liquidation, or the sale or transfer of the Company, that trigger the ability of the holders of the redeemable preferred stock to call for redemption of the shares.

Conversion—Each share of Series A, Series A-1, Series B, Series C, and Series D redeemable convertible preferred stock is convertible into such number of shares of common stock as is determined by dividing the original issuance price for such series of redeemable convertible preferred stock by the applicable conversion price for such series of redeemable convertible preferred stock. The initial conversion price per share for each series of redeemable convertible preferred stock is equal to the original issuance price for such series of redeemable convertible preferred stock, which is subject to adjustment. As of December 31, 2014, the conversion price per share equals the original issuance price. Conversion is either at the option of the holder or is automatic upon the closing date of a public offering of the Company’s common stock for which the aggregate public offering price is not less than $70.0 million, or upon the written consent of the holders of a majority of the then outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis, and the holders of at least 66.67% of the then outstanding shares of Series D redeemable convertible preferred stock, voting as a separate series on an as-converted to basis.

Protective Provisions—The holders of Series D redeemable convertible preferred stock have certain protective provisions. As long as 8.0 million shares of Series D redeemable convertible preferred stock are outstanding, the Company cannot, without the approval of the holders of at least 66.67% of the then outstanding

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

shares of Series D redeemable convertible preferred stock, voting as a separate class on an as-converted basis, take any actions that to: (i) authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over any series of redeemable convertible preferred stock with respect to dividends, liquidation or redemption; or (ii) alter or change the rights, preferences or privileges of Series D redeemable convertible preferred stock so as to adversely affect such shares; or (iii) reclassify, alter or amend any existing equity security that is junior or pari passu with the Series D redeemable convertible preferred stock in respect of the distribution of assets on a liquidation event, the repayment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series D redeemable convertible preferred stock in respect of any such right, preference or privilege.

The holders of Series A, Series A-1, Series B, Series C, and Series D redeemable convertible preferred stock have certain protective provisions. As long as at least 54.4 million shares of all series of redeemable convertible preferred stock are outstanding, the Company cannot, without the approval of the holders of at least a majority of the then outstanding shares of redeemable convertible preferred stock, voting as a single class on an as-converted basis, take any action that to: (i) authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over any series of redeemable convertible preferred stock with respect to dividends, liquidation or redemption; (ii) declare or pay any dividends; (iii) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) shares of any class of stock with certain exceptions; (iv) consummate a liquidation event; (v) alter the total authorized number of shares of redeemable convertible preferred stock (other than by redemption or conversion); (vi) alter or change the rights, preferences or privileges of redeemable convertible preferred stock so as to adversely affect such shares; (vii) amend the Company’s certificate of incorporation or bylaws in any manner which adversely affects the rights of the redeemable convertible preferred stock; or (viii) change the authorized number of members of the board of directors.

10.    Redeemable Convertible Preferred Stock Warrants

As of December 31, 2013 and 2014 and March 31, 2015 (unaudited), the Company had the following redeemable convertible preferred stock warrants issued and outstanding:

Warrant Class:	Number of Shares Underlying Warrants			Fair Value			Issuance Date	Exercise Price per Share
	2013	2014	March 31, 2015	2013	2014	March 31, 2015
			(unaudited)			(unaudited)
				(in thousands)
Series B	231,712	—	—	$712	$—	$—	August 2009	$0.32
Series B	185,328	185,328	185,328	570	2,351	3,821	June 2011	0.32
Series C	38,000	38,000	38,000	110	475	776	April 2012	0.50
Series C	810,000	810,000	810,000	1,978	9,728	16,151	September 2012	1.00
Series C(1)	270,000	270,000	270,000	658	3,243	5,384	September 2012	1.00

Total	1,535,040	1,303,328	1,303,328	$4,028	$15,797	$26,132

(1)

Represents additional shares that may be exercised pursuant to the Series C redeemable convertible preferred stock warrant issued in September 2012 due to a draw down on a debt financing arrangement in March 2013.

In August 2009, secured convertible promissory notes were issued to the Company’s founders and investors and subsequently converted to warrants to purchase 231,712 shares of Series B redeemable convertible preferred stock in 2010. The Company determined the fair value of these warrants to be $30,000 on the date of grant. In August 2014, the warrants were exercised into 231,712 shares of Series B redeemable convertible preferred stock for total consideration of $0.1 million.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

In June 2011, as part of financing arrangements with a financial institution, the Company issued a warrant to purchase 185,328 shares of Series B redeemable convertible preferred stock. The warrant is immediately exercisable and expires, if not exercised, in June 2018. The Company determined the fair value of the warrants to be $25,000 on the date of grant.

In April and September 2012, in connection with entering into a debt financing arrangement, the Company issued warrants to purchase an aggregate of 848,000 shares of Series C redeemable convertible preferred stock. These warrants are exercisable immediately and expire, if not exercised, in April and September 2019. The Company determined the fair value of the warrants granted in April and September to be $10,000 and $0.4 million on the date of grant.

In March 2013, the Company drew down under an existing debt financing arrangement. In connection with the draw down, the existing September 2012 warrants to purchase 810,000 shares of Series C redeemable convertible preferred stock became exercisable for 1,080,000 shares of Series C redeemable convertible preferred stock. The Company determined the fair value of these warrants to be $0.2 million on the date of grant using the Black-Scholes option-pricing model.

As the redeemable convertible preferred stock warrants are exercisable into contingently redeemable preferred shares, the Company has recognized a liability for the fair value of its warrants on the consolidated balance sheets upon issuance and subsequently remeasures the liability at the end of each reporting period.

The key assumptions used in the Black-Scholes option-pricing model for the revaluation of the redeemable convertible preferred stock warrants were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Expected term (in years)	1.6 – 6.75	0.61 – 6.94	0.75 – 1.25	1.25	0.5
Volatility	51.83 – 57.22%	31.24 – 62.72%	46.70 – 54.90%	54.9%	81.3%
Risk-free interest rate	0.22% – 1.04%	0.06 – 2.47%	0.11 – 0.21%	0.21%	0.07%
Dividend yield	—%	—%	—%	—%	—%

As these warrants to acquire convertible preferred stock are classified as liabilities, any potential beneficial conversion feature related to those underlying shares of convertible preferred would not be recognized until such time as the warrant is exercised. At that point any excess of the fair value of the Company’s common stock into which the shares of convertible preferred are convertible over the effective conversion price, measured as the sum of the carrying amount of the warrant liability and the exercise price of the warrant, would be recognized as a beneficial conversion feature and would reduce earnings available to common stockholders in the calculation of earnings per share for that period.

In connection with the closing of a qualifying IPO, all of the outstanding redeemable convertible preferred stock warrants will automatically convert to common stock warrants, and the redeemable convertible preferred stock warrant liability will be remeasured to the extent the warrants qualify for equity classification and no further measurement will be required thereafter.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

11.    Common Stock

The Company has reserved shares of common stock, on an as-converted basis, for future issuance as follows:

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
Redeemable convertible preferred stock outstanding	93,002,610	93,234,322	93,234,322
Options issued and outstanding	15,626,602	29,367,735	31,619,974
Restricted stock units issued and outstanding	—	—	194,423
Shares available for future equity grants	11,132	2,379,714	5,897,398
Series B redeemable convertible preferred stock warrants	417,040	185,328	185,328
Series C redeemable convertible preferred stock warrants	1,118,000	1,118,000	1,118,000

Total	110,175,384	126,285,099	132,249,445

12.    Stock Plan

In September 2007, the Company adopted the Amended and Restated 2007 Stock Plan (the “Plan”), which was most recently amended in March 2015. The Plan provides for the grant of incentive and non-statutory stock options and RSUs to employees, directors, and consultants under terms and provisions established by the board of directors.

The board of directors determines the period over which the options vest and become exercisable. Options granted under the Plan are generally subject to a four-year vesting period, with 25% vesting after a one-year period and monthly vesting thereafter. Options expire after ten years. The exercise price of incentive stock options granted under the Plan must be at least equal to 100% of the fair value of the common stock at the date of grant, as determined by the board of directors. The exercise price of non-statutory options granted under the Plan must be at least equal to 85% of the fair value of the common stock at the date of grant, as determined by the board of directors. RSUs granted under the Plan are generally subject to a three- or four-year vesting period with annual vesting.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Stock Options

Activity under the Plan is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares Subject to Options	Weighted– Average Exercise Price	Aggregate Intrinsic Value
				(in thousands)
Balance—December 31, 2011	3,190,724	12,077,116	$0.07	$
Granted	(2,442,934)	2,442,934	0.19
Exercised	—	(91,166)	0.05	$3
Canceled	463,834	(463,834)	0.15

Balance—December 31, 2012	1,211,624	13,965,050	0.09
Authorized	2,650,000	—	—
Granted	(4,317,448)	4,317,448	0.92
Exercised	—	(2,188,940)	0.09	$1,111
Canceled	466,956	(466,956)	0.33

Balance—December 31, 2013	11,132	15,626,602	0.32
Authorized	16,600,000	—	—
Granted	(14,729,144)	14,729,144	4.87
Exercised	—	(490,285)	0.20	$3,001
Canceled	497,726	(497,726)	1.39

Balance—December 31, 2014	2,379,714	29,367,735	2.58	$207,863

Authorized (unaudited)	6,076,447	—
Granted (unaudited)	(2,746,474)	2,552,051	11.29
Exercised (unaudited)	—	(112,101)	0.61	$1,478
Canceled (unaudited)	187,711	(187,711)	3.03

Balance—March 31, 2015 (unaudited)	5,897,398	31,619,974	3.29	$492,036

Options exercisable—December 31, 2014		11,071,542	0.26	$104,027

Options vested and expected to vest— December 31, 2014		27,638,142	2.50	$197,803

Options exercisable—March 31, 2015 (unaudited)		12,180,222	0.41	$224,616

Options vested and expected to vest—March 31, 2015 (unaudited)		29,781,221	3.19	$466,370

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the board of directors, as of December 31, 2014 and March 31, 2015.

The total grant date fair value of options that vested during 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015 was $0.1 million, $0.3 million, $1.7 million, $0.2 million, and $1.8 million, respectively.

As of December 31, 2014 and March 31, 2015, the weighted-average remaining contractual life was 6.7 years and 6.5 years, respectively, for exercisable options and 8.2 years and 8.1 years, respectively, for vested

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

and expected to vest options. The weighted-average remaining contractual life of options outstanding was 8.0 years, 8.3 years, and 8.2 years at December 31, 2013 and 2014 and March 31, 2015, respectively.

Restricted Stock Units (unaudited)

RSU activity under the Plan is as follows:

	RSUs Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance—December 31, 2014	—	$—
Granted	194,423	18.85
Unvested balance—March 31, 2015	194,123	18.85

Stock-Based Compensation Expense

Total stock-based compensation recognized was as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Cost of revenue	$15	$37	$890	$59	$446
Research and development	62	288	2,350	92	1,879
Sales and marketing	29	204	1,295	63	1,307
General and administrative	26	91	2,269	100	1,271

Total stock-based compensation expense	$132	$620	$6,804	$314	$4,903

The weighted-average grant date fair value of stock options granted during 2012, 2013, 2014, and the three months ended March 31, 2015 was $0.11, $0.78, $3.64, and $9.87 per share. As of December 31, 2014 and March 31, 2015, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $43.9 million and $68.1 million, respectively, which the Company expects to recognize over an estimated weighted average period of 3.8 years and 3.7 years, respectively.

As of March 31, 2015, the total unrecognized compensation expense related to unvested RSUs, net of estimated forfeitures, was $3.4 million, which the Company expects to recognize over an estimated weighted average period of 3.0 years. As of March 31, 2015, the total unrecognized compensation expense related to unvested common stock issued in connection with the FitStar acquisition, net of estimated forfeitures, was $3.7 million, which the Company expects to recognize over an estimated weighted average period of 3.0 years.

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The fair value of RSUs is the fair value of the Company’s common stock on the grant date. In determining the fair value of the options, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Fair Value of Common Stock—The fair value of the shares of common stock underlying stock options has historically been established by the Company’s board of directors, which is responsible for these estimates, and has been based in part upon a valuation provided by an independent third-party valuation firm. Because there has been no public market for the Company’s common stock, its board of directors considered this independent valuation and other factors, including, but not limited to, revenue growth, the current status of the technical and commercial success of its operations, its financial condition, the stage of development and competition to establish the fair value of the Company’s common stock at the time of grant of the option. The fair value of the underlying common stock will be determined by the board of directors until such time as its common stock is listed on a stock exchange.

Expected Term—The expected term represents the period over which the Company anticipates stock-based awards to be outstanding. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time stock-based awards have been exercisable. As a result, for stock options, the Company used the simplified method to calculate the expected term estimate based on the vesting and contractual terms of the option. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted average vesting period and its contractual term.

Volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. The Company estimates the expected volatility of the common stock underlying its stock options at the grant date by taking the average historical volatility of the common stock of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Risk-Free Rate—The risk-free interest rate is estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards.

Dividend Yield—The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, it used an expected dividend yield of zero.

In addition, the Company is required to estimate the amount of stock-based compensation that it expects to be forfeited based on historical experience. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumptions are used, the stock-based compensation expense could be materially different in the future. For 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015, the Company recognized $0.1 million, $0.5 million, $6.2 million, $0.3 million, and $4.2 million, respectively, of stock-based compensation related to options granted to employees. The fair value of the stock option awards granted to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014(1)	2015
				(unaudited)
Expected term (in years)	6.25	6.00 – 6.25	6.25	—	6.25
Volatility	60.0% – 60.62%	60.57% – 62.03%	54.83% – 60.94%	—%	55.98% – 56.90%
Risk-free interest rate	0.95% – 1.17%	1.04% – 1.93%	1.73% – 2.04%	—%	1.59% – 1.73%
Dividend yield	—%	—%	—%	—%	—%

(1)	The Company did not grant any stock options in the three months ended March 31, 2014.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

The Company recognized stock-based compensation of $17,000, $0.1 million, $0.6 million, $37,000, and $0.7 million related to options granted to non-employees for 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015, respectively.

13.     Income Taxes

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Year Ended December 31,
	2012	2013	2014
United States	$(3,981)	$(13,779)	$150,137
Foreign	56	94	(10,364)

Total	$(3,925)	$(13,685)	$139,773

The income tax expense is composed of the following (in thousands):

	Year Ended December 31,
	2012	2013	2014
Current:
Federal	$68	$31,176	$47,565
State	210	6,736	2,319
Foreign	13	25	113

Total current	291	37,937	49,997

Deferred:
Federal	—	—	(39,339)
State	—	—	(2,651)
Foreign	—	—	(11)

Total deferred	—	—	(42,001)

Total income tax expense	$291	$37,937	$7,996

The reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

	Year Ended December 31,
	2012	2013	2014
Tax at federal statutory rate	(35.0%)	(35.0%)	35.0%
State taxes, net of federal effect	3.5	32.0	(0.2)
Foreign rate differential	(0.2)	(0.1)	2.7
Tax credits	—	(9.6)	(1.1)
Domestic production activities deduction	—	(12.7)	(2.6)
Warrant fair value adjustment	—	8.6	3.3
Change in valuation allowance	37.7	292.6	(32.0)
Other	1.4	1.4	0.6

Effective tax rate	7.4%	277.2%	5.7%

For the three months ended March 31, 2015, the Company recorded an expense for income taxes of $28.4 million, for an effective tax rate of 37.2%. The effective tax rate for the three months ended March 31,

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

2015 reflected income tax expense on earnings during such period. The effective tax rate is higher than the statutory federal tax rate primarily due to state income taxes and certain permanent differences. For 2014, the Company recorded an expense for income taxes of $8.0 million, for an effective tax rate of 5.7%. The tax expense in 2014 reflects income tax expense on earnings in 2014 and a downward revaluation of the Company’s deferred tax assets due to a change in state tax law enacted during 2014. The expense was partially offset by a $51.3 million tax benefit, of which $44.9 million is related to federal tax benefits, from the full release of the Company’s deferred income tax asset valuation allowance. Of the $51.3 million tax benefit, $6.4 million related to a state tax benefit resulting from the release of the valuation allowance on state net operating losses and other state deferred tax assets. A significant majority of the foreign losses generated in 2014 were in low or no tax jurisdictions, and as such the Company did not record any deferred tax benefits for such losses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets were as follows (in thousands):

	December 31,
	2013	2014
Net operating loss carryforwards	$134	$—
Tax credit carryforwards	887	1,331
Fixed assets and intangible assets	2,321	2,436
Other accruals and reserves	15,079	30,075
Fitbit Force recall reserve	32,926	8,159

Gross deferred tax assets	51,347	42,001
Valuation allowance	(51,347)	—

Net deferred tax assets	$—	$42,001

The Company has recorded $33.6 million to current deferred tax assets and $8.4 million to long-term deferred taxes, which is included in other assets on the balance sheet.

The tax valuation allowance increased by $1.9 million during 2012 primarily due to an increase in deferred tax assets related to accruals and reserves. The tax valuation allowance increased by $45.6 million during 2013 primarily due to the accrual for the Fitbit Force recall and continued recognition of a full valuation allowance on deferred tax assets.

The Company accounts for deferred taxes under ASC Topic 740, “Income Taxes” (“ASC 740”) which involves weighing positive and negative evidence concerning the realizability of the Company’s deferred tax assets in each jurisdiction. The Company evaluated its ability to realize the benefit of its net deferred tax assets and weighed all available positive and negative evidence both objective and subjective in nature. In determining the need for a valuation allowance, the weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Consideration was given to negative evidence such as: the duration and severity of losses in prior years, high seasonal revenue concentrations, increasing competitive pressures, and a challenging retail environment. However, after considering three consecutive years of revenue growth and a three-year cumulative income position as of September 30, 2014, the Company believes the weight of the objectively verifiable positive evidence is sufficient to overcome the weight of any negative evidence. As of December 31, 2014, the Company continued to believe that it was more-likely-than-not that it would have future taxable income sufficient to realize the benefit of the Company’s net deferred tax assets.

Accordingly, for 2014, based on its assessment of the realizability of its deferred tax assets, the Company released the valuation allowance against all of its U.S. deferred tax assets which resulted in a tax benefit of $51.3 million.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2014, the Company has federal research credit carryforwards of approximately $0.1 million, which if not utilized, begin to expire in 2028 and California research credit carryforwards of approximately $2.8 million, which do not expire.

Utilization of the tax credit carry forward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization. The Company completed a Section 383 analysis through May 2014 and determined that an ownership change, as defined under Section 383 of the Internal Revenue Code, occurred in prior years. The Company does not expect the limitation to result in a reduction in total amount utilizable.

It is the intention of the Company to indefinitely reinvest the earnings of the Company’s foreign subsidiaries. The Company does not provide for U.S. income taxes on the earnings of its foreign subsidiaries as such earnings are to be reinvested indefinitely. If these earnings were distributed to the United States in the form of dividends or otherwise or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred the Company would be subject to additional U.S. income taxes, subject to adjustment for foreign tax credits, and foreign withholding taxes. As of December 31, 2014, there was $0.3 million of cumulative foreign earnings upon which U.S. income taxes have not been provided.

As of December 31, 2013 and 2014, the Company has $8.0 million and $10.6 million of unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31,
	2013	2014
Balance at beginning of year	$634	$7,991
Reductions based on tax positions related to prior year	(87)	(418)
Additions based on tax positions related to current year	7,444	3,021

Balance at end of year	$7,991	$10,594

At December 31, 2014, the total amount of gross unrecognized tax benefits was $10.6 million, all of which would affect the effective tax rate if recognized. The Company does not have any tax positions as of December 31, 2014 for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease within the following 12 months. The Company’s policy is to record interest and penalties related to unrecognized tax benefits as income tax expense. During 2013 and 2014, the Company recorded $0.1 million and $0.3 million related to the accrual of interest and penalties. During 2012, the Company did not accrue interest or penalties as the Company had net operating losses available to offset any tax adjustment.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The Company currently does not have any tax examinations in progress nor has it had any tax examinations since its inception. All of the Company’s tax years will remain open for examination by federal and state authorities for three and four years from the date of utilization of any net operating losses and tax credits.

14.    Related-Party Transactions

Softbank Distribution Agreement

In December 2012, the Company granted SoftBank BB Corporation (“SoftBank BB”), an entity affiliated with SoftBank PrinceVille Investments, L.P., one of the Company’s investors, a distribution right for the

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

Company’s products in Japan, pursuant to a distribution agreement. The agreement was subsequently amended in December 2014 such that SoftBank BB relinquished its right of exclusivity.

For 2013 and 2014, the Company recognized $17.6 million in revenue and a reduction of $1.7 million to revenue respectively related to SoftBank BB. The Company also recognized $0.1 million in expenses related to SoftBank BB in 2013. There was no revenue or expenses related to SoftBank BB for 2012. During 2014, product sales to SoftBank BB were $1.2 million. However the Company accepted sales returns of $2.9 million due to the amendment of the distribution agreement. As of December 31, 2014, a net amount of $2.2 million was due to Softbank BB, which was paid subsequent to December 31, 2014. There was no revenue or expenses related to SoftBank BB for the three months ended March 31, 2015, and no amounts were due to either party as of March 31, 2015.

15.    Net Income (Loss) per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Income (Loss) per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Numerator:
Net income (loss)	$(4,216)	$(51,622)	$131,777	$8,872	$47,997
Less: noncumulative dividends to preferred stockholders	—	—	(5,326)	(1,313)	(1,314)
Less: undistributed earnings to participating securities	—	—	(98,103)	(5,870)	(36,060)

Net income (loss) attributable to common stockholders—basic	(4,216)	(51,622)	28,348	1,689	10,623
Add: adjustments to undistributed earnings to participating securities	—	—	10,175	570	4,992

Net income (loss) attributable to common stockholders—diluted	$(4,216)	$(51,622)	$38,523	$2,259	$15,615

Denominator:
Weighted-average shares of common stock—basic	24,506	26,120	26,901	26,770	27,467
Effect of potentially dilutive stock options	—	—	13,885	12,882	19,392

Weighted-average shares of common stock—diluted	24,506	26,120	40,786	39,652	46,859

Net income (loss) per share attributable to common stockholders:
Basic	$(0.17)	$(1.98)	$1.05	$0.06	$0.39

Diluted	$(0.17)	$(1.98)	$0.94	$0.06	$0.33

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

The following common stock equivalents (in thousands) were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive:

	December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Redeemable convertible preferred stock	73,569	93,002	93,234	93,002	93,234
Stock options to purchase common stock	13,965	15,627	2,946	593	1,066
Redeemable convertible preferred stock warrants	1,265	1,535	1,303	1,535	1,303

Total	88,799	110,164	97,483	95,130	95,603

Unaudited Pro Forma Net Income per Share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common stockholders for 2014 (in thousands, except per share amounts) assuming the automatic conversion of the redeemable convertible preferred stock and the automatic conversion of the preferred stock warrants into common stock warrants and the remeasurement and the assumed reclassification to equity upon consummation of a qualified IPO as if it had occurred as of January 1, 2014:

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
		(unaudited)
Numerator:
Net income	$131,777	$47,997
Add: change in fair value of redeemable convertible preferred stock warrant liability	13,272	10,335

Pro forma net income attributable to common stockholders—basic and diluted	$145,049	$58,332

Denominator:
Weighted-average shares of common stock outstanding	26,901	27,467
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock	93,095	93,234

Pro forma weighted-average shares of common stock—basic	119,996	120,701
Effect of potentially dilutive:
Stock options	13,885	19,392
Common stock warrants	1,191	1,226

Pro forma weighted-average shares of common stock—diluted	135,072	141,319

Pro forma net income per share attributable to common stockholders:
Basic	$1.21	$0.48

Diluted	$1.07	$0.41

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

16.    Significant Customer Information and Other Information

Retailer and Distributor Concentration

Retailers and distributors with revenue equal to or greater than 10% of total revenue for 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015 were as follows:

	December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
A	*	*	13%	*	19%
B	19%	14%	12	17	10
C	20	14	11	13	11

*	Revenue was less than 10%.

Retailers and distributors that accounted for equal to or greater than 10% of net accounts receivable at December 31, 2013 and 2014 and March 31, 2015 were as follows:

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
A	*	*	18%
B	22%	17%	15
C	15	14	15
D	14	13	15
E	*	10	*

*	Accounts receivable were less than 10%.

Geographic and Other Information

Revenue by geographic region, based on ship-to destinations, was as follows (in thousands):

	December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
United States	$67,248	$206,082	$562,553	$89,831	$265,309
Americas excluding United States	—	9,094	38,576	3,716	13,429
Europe, Middle East, and Africa	6,274	25,041	60,699	8,724	35,055
APAC	2,851	30,870	83,605	6,544	22,961

Total	$76,373	$271,087	$745,433	$108,815	$336,754

As of December 31, 2013 and 2014 and March 31, 2015, long-lived assets, which represent property and equipment, located outside the United States were $5.3 million, $20.0 million, and $21.4 million, respectively.

17. Acquisition (unaudited)

On March 13, 2015, the Company acquired all of the outstanding securities of FitStar, Inc., a privately-held company, for aggregate acquisition consideration of $32.8 million, comprised of $13.6 million related to the

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

issuance of 706,471 shares of the Company’s common stock, net of a repurchase of 16,663 shares, $11.5 million of cash, and $7.7 million of contingent consideration. FitStar is a provider of interactive video-based exercise experiences on mobile devices and computers that utilize proprietary algorithms to adjust and customize workouts for individual users. The acquisition is expected to enhance the Company’s software and services offerings.

The Company may be obligated to issue additional common stock or pay cash to FitStar shareholders. The actual amount of any contingent consideration that it pays with respect to the FitStar acquisition, if any, will depend on market-based events that may occur in the future. The Company determined the fair market value of this contingent consideration to be $7.7 million as of the acquisition date using the Monte Carlo simulation method. The fair value of this liability is adjusted at each reporting period, and the change in fair value is included in other income (expense), net on the consolidated statement of operations.

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Goodwill	$22,562
Developed and core technology	12,640
Customer relationships	128
Trademarks	1,150
Assumed liabilities, net of assets	(3,643)

Total	$32,837

The amortization periods of the acquired developed technology, customer relationships, and trademarks are 7.0 years, 1.3 years, and 5.0 years, respectively. Goodwill is not deductible for tax purposes.

In addition, upon acquisition, the Company issued 205,478 shares of common stock net of a repurchase of 16,632 shares, valued at $4.2 million. The Company is also obligated to make cash payments up to $1.2 million. Both the common stock and the cash payments are additional consideration which is contingent upon former employees of FitStar continuing to be employed by the Company. As such, this additional consideration was not part of the purchase price and is recognized as post-acquisition compensation expense over the related requisite service period. The Company also recorded acquisition-related transaction costs of $0.3 million, which were included in general and administrative expenses in the consolidated statement of operations during the three months ended March 31, 2015.

The results of operations of the acquisition are included in the accompanying consolidated statements of operations from the date of acquisition. Pro forma results of operations for this acquisition have not been presented because they are not material to the Company’s consolidated financial statements.

18.    Subsequent Events

Subsequent events have been evaluated through March 2, 2015 which is the date the financial statements were available to be issued.

On January 2, 2015, the Company repaid $125.0 million of its outstanding borrowings under the Asset-Based Credit Facility. Refer to Note 7 for further details.

From January 1, 2015 to March 2, 2015, the Company granted stock options to purchase an aggregate of 2,477,050 shares of the Company’s common stock at an exercise price of $11.06 per share.

FITBIT, INC.

Notes to Consolidated Financial Statements (Continued)

19.    Subsequent Events (unaudited)

The Company has performed an evaluation of subsequent events through May 1, 2015, which is the date the unaudited interim consolidated financial statements were issued.

From April 1, 2015 to May 1, 2015, the Company granted options to purchase an aggregate of 1,471,063 shares of the Company’s common stock at an exercise price of $18.85 per share.

On April 6, 2015, the Company amended its certificate of incorporation to increase the authorized common stock of the Company to 163,600,000 shares.

Since the launch of our first tracker,

13,229,816,962,374 steps

have been taken by our community—enough to walk around the earth more than 250,000 times.*

* As of March 31, 2015

10.9 million

Devices sold in 2014

$745 million

Total revenue in 2014

$132 million

Net income in 2014

fitbit

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant, other than estimated writing discounts and commissions, in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee, and the New York Stock Exchange listing fee.

SEC registration fee	$11,620
FINRA filing fee	15,500
New York Stock Exchange listing fee	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Road show expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be provided by amendment.

ITEM 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation that will be in effect immediately prior to the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws that will be in effect immediately prior to the completion of this offering provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer, or employee of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this Registration Statement, which provides for the indemnification of executive officers, directors, and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

ITEM 15.	Recent Sales of Unregistered Securities.

Since January 1, 2012, the Registrant has issued and sold the following securities (after giving effect to stock splits):

1.

Options to employees, directors, consultants, and other service providers to purchase an aggregate of 25,500,640 shares of Class B common stock under its Amended and Restated 2007 Stock Plan, or 2007 Plan, with per share exercise prices ranging from $0.08 to $18.85.

2.	An aggregate of 194,423 restricted stock units to employees and other service providers to be settled in shares of Class B common stock under its 2007 Plan.

3.	An aggregate of 12,000 shares of Class B common stock to a service provider under its 2007 Plan, for an aggregate purchase price of $41,280.

4.

2,993,408 shares of common stock to its employees, directors, consultants, and other service providers upon exercise of options granted by it under its 2007 Plan, with purchase prices ranging from $0.01 to $6.78 per share, for an aggregate purchase price of $460,327.

5.	In April 2012, the Registrant issued a warrant to purchase 38,000 shares of its Series C convertible preferred stock at an exercise price of $0.50 per share to an accredited investor.

6.	In September 2012, the Registrant issued warrants to purchase 1,080,000 shares of its Series C convertible preferred stock at an exercise price of $1.00 per share to two accredited investors.

7.

Between June 2013 and August 2013, the Registrant issued and sold to six accredited investors an aggregate of 19,433,258 shares of Series D convertible preferred stock, at a purchase price of $2.21 per share, for aggregate consideration of $42,999,970. In connection with the closing of this offering, these shares of Series D convertible preferred stock will convert into 19,433,258 shares of Class B common stock.

8.

In August 2014, the Registrant issued 231,712 shares of its Series B convertible preferred stock to five accredited investors at a per share purchase price of $0.3237 pursuant to the exercise of warrants for aggregate consideration of $75,005.

9.	In March 2015, the Registrant issued 945,214 shares of Class B common stock to 38 accredited investors in connection with an acquisition.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1*	Form of Sixth Amended and Restated Certificate of Incorporation of the Registrant, to be effective prior to the effective date of this registration statement.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering.

3.3	Second Amended and Restated Bylaws of the Registrant, as amended.

3.4*	Form of Restated Bylaws of the Registrant, to be effective immediately prior to completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated June 6, 2013.

4.3	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated June 10, 2011, as amended.

4.4	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated April 6, 2012.

4.5	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated September 28, 2012.

4.6	Warrant to Purchase Stock between the Registrant and WestRiver Mezzanine Loans, LLC, dated September 28, 2012.

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement.

10.2	Amended and Restated 2007 Stock Plan, as amended, and forms of award agreements.

10.3	2015 Equity Incentive Plan, to be effective upon completion of this offering, and forms of award agreements.

10.4	2015 Employee Stock Purchase Plan, to be effective upon completion of this offering.

10.5	Offer Letter by and between the Registrant and William Zerella, dated April 24, 2014.

10.6	Office Lease by and between the Registrant and 405 Howard, LLC, dated September 30, 2013.

10.7†	Flextronics Manufacturing Services Agreement by and among Fitbit International Limited, the Registrant, and Flextronics Sales & Marketing (A-P) Ltd., dated March 19, 2015.

10.8

Amended and Restated Credit Agreement by and among the Registrant, the Lenders party thereto, Silicon Valley Bank, SunTrust Bank, Morgan Stanley Senior Funding, Inc., and SunTrust Robinson Humphrey, Inc., dated August 13, 2014.

Exhibit Number	Exhibit Title

10.9

Revolving Credit and Guaranty Agreement by and among Registrant, the Guarantors party thereto, the Lenders party thereto, Morgan Stanley Bank N.A., and Morgan Stanley Senior Funding, Inc., dated August 13, 2014.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1	Power of Attorney (included on page II-5).

*	To be filed by amendment.
†	Confidential treatment requested with respect to portions of this exhibit.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 7, 2015.

FITBIT, INC.

By:	/s/ James Park
James Park
President, Chief Executive Officer, and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints James Park and William Zerella, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date

/s/ James Park James Park	President, Chief Executive Officer, and Chairman (Principal Executive Officer)	May 7, 2015

/s/ William Zerella William Zerella	Chief Financial Officer (Principal Financial and Accounting Officer)	May 7, 2015

/s/ Eric N. Friedman Eric N. Friedman	Chief Technology Officer and Director	May 7, 2015

/s/ Jonathan D. Callaghan Jonathan D. Callaghan	Director	May 7, 2015

/s/ Steven Murray Steven Murray	Director	May 7, 2015

/s/ Christopher Paisley Christopher Paisley	Director	May 7, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1*	Form of Sixth Amended and Restated Certificate of Incorporation of the Registrant, to be effective prior to the effective date of this registration statement.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering.

3.3	Second Amended and Restated Bylaws of the Registrant, as amended.

3.4*	Form of Restated Bylaws of the Registrant, to be effective immediately prior to completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated June 6, 2013.

4.3	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated June 10, 2011, as amended.

4.4	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated April 6, 2012.

4.5	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated September 28, 2012.

4.6	Warrant to Purchase Stock between the Registrant and WestRiver Mezzanine Loans, LLC, dated September 28, 2012.

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement.

10.2	Amended and Restated 2007 Stock Plan, as amended, and forms of award agreements.

10.3	2015 Equity Incentive Plan, to be effective upon completion of this offering, and forms of award agreements.

10.4	2015 Employee Stock Purchase Plan, to be effective upon completion of this offering.

10.5	Offer Letter by and between the Registrant and William Zerella, dated April 24, 2014.

10.6	Office Lease by and between the Registrant and 405 Howard, LLC, dated September 30, 2013.

10.7†	Flextronics Manufacturing Services Agreement by and among Fitbit International Limited, the Registrant, and Flextronics Sales & Marketing (A-P) Ltd., dated March 19, 2015.

10.8

Amended and Restated Credit Agreement by and among the Registrant, the Lenders party thereto, Silicon Valley Bank, SunTrust Bank, Morgan Stanley Senior Funding, Inc., and SunTrust Robinson Humphrey, Inc., dated August 13, 2014.

10.9

Revolving Credit and Guaranty Agreement by and among Registrant, the Guarantors party thereto, the Lenders party thereto, Morgan Stanley Bank N.A., and Morgan Stanley Senior Funding, Inc., dated August 13, 2014.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1	Power of Attorney (included on page II-5).

*	To be filed by amendment.
†	Confidential treatment requested with respect to portions of this exhibit.